As filed with the Securities and Exchange Commission on February 12, 2003
Registration No. 333-101516

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2 to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Infinity Property and Casualty Corporation

(Exact Name of Registrant as Specified in Its Charter)

Ohio	6331	03-0483872
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

2204 Lakeshore Drive

Birmingham, Alabama 35209
(205) 870-4000

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Keith A. Jensen

Senior Vice President
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
Telephone: (513) 579-6633
Facsimile: (513) 369-5750

(Name, Address, Including Zip Code, Telephone and Facsimile Numbers, Including

Area Code, of Agent For Service)

With copies to:

Mark A. Weiss, Esq Keating, Muething & Klekamp, P.L.L. 1400 Provident Tower One East Fourth Street Cincinnati, Ohio 45202 Telephone: (513) 579-6599 Facsimile: (513) 579-6956	Jonathan L. Freedman, Esq Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019-6092 Telephone: (212) 259-8000 Facsimile: (212) 259-6333

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 12, 2003

$180,000,000

Infinity Property and Casualty Corporation

    % Senior Notes due                                 , 2013

      We are offering $180,000,000 of our      % Senior Notes due           , 2013. We will pay interest on the notes every           and           . The first interest payment will be made on           . The notes will mature on           , 2013.

      The senior notes are redeemable prior to maturity at a redemption price described in this prospectus. There is no sinking fund for the senior notes.

      The senior notes will be our senior unsecured obligations and will rank senior to our subordinated indebtedness.

      Investing in our senior notes involves risks. See “Risk Factors” on page 11.

Underwriting
	Price to	Discounts and	Proceeds to
	Public (1)	Commissions	Infinity

Per Senior Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from , 2003.

      Delivery of the senior notes, in book-entry form only, will be made on or about                     , 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Merrill Lynch & Co.

Banc of America Securities LLC	Bear, Stearns & Co. Inc.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
Our Formation
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
CERTAIN ARRANGEMENTS AND RELATIONSHIPS BETWEEN OUR COMPANY AND AFG
DESCRIPTION OF SENIOR NOTES
CERTAIN FEDERAL TAX CONSEQUENCES
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Exhibit 4.2 Indenture
Exhibit 12 Computation
Exhibit 23.1 Consent of Independent Auditors

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until                     , 2003 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information about Infinity Property and Casualty Corporation and the offering. Because this is a summary, it may not contain all the information you should consider before investing in the senior notes. You should carefully read this entire prospectus.

      References in this prospectus to “Infinity,” “we,” “us” and “our”, unless the context requires otherwise, refer to Infinity Property and Casualty Corporation and its combined operations, including the Assumed Agency Business. Unless otherwise indicated, all financial information in this prospectus is presented on a pro forma basis (see “Our Formation” and “Unaudited Pro Forma Financial Information”). Unless otherwise indicated, insurance industry data and our market share or ranking in the industry were derived from data compiled by A.M. Best Company Inc.

      We expect to close our initial public offering of common stock, which we refer to as the common stock offering, on or about February 18, 2003. We will not complete this offering unless we complete the common stock offering. Unless otherwise indicated, information in this prospectus assumes that the common stock offering has closed and that the underwriters will not exercise their over-allotment option.

Infinity

What We Do

      We are a national provider of personal automobile insurance with an emphasis on nonstandard auto insurance. Nonstandard auto insurance provides coverage to drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage. We also write standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.

      Our products are offered primarily through a network of approximately 14,000 independent agencies, and, based on data published by A.M. Best, we believe we are the second largest provider of nonstandard auto coverage through independent agents in the United States, behind only The Progressive Corporation. While licensed to write insurance in every state, we focus on 25 states which we believe provide the greatest opportunity for profitable growth.

      In 2001, we generated, on a pro forma basis, $1.13 billion in gross premiums written, $903 million in net premiums written and had a net loss of $3.0 million. In that year, approximately 96% of our business was personal auto and the remaining 4% was homeowners, umbrella liability, boat owners and nonstandard commercial auto coverages. While there is no precise, industry-recognized definition of nonstandard auto insurance, we estimate that, in 2001, approximately four-fifths of our personal auto business was nonstandard coverage. At September 30, 2002, we had total assets of $2.0 billion, liabilities of $1.6 billion and shareholders equity of $368 million, respectively, as adjusted to give effect to this offering and the completion of the common stock offering.

      The following table compares our statutory combined ratio in past years with those of the personal lines insurance industry as a whole. See “Business — Our Strengths” for a description of how the combined ratio is calculated, the use of the combined ratio as a measure of underwriting profitability and the source of the industry combined ratios presented.

	2002(1)	2001	2000	1999	1998	1997	1997-2001	1992-2001

Infinity	95.3%	104.6%	108.7%	98.7%	97.0%	97.0%	101.0%	101.4%
Industry	104.9%	110.9%	109.9%	104.5%	102.7%	99.8%	105.8%	105.7%

(1)	Combined ratio through September 30, 2002.

Our Strengths

      We believe that we are well positioned to compete in today’s market through various strengths that should enable us to build upon our history of favorable underwriting results. These strengths include

•	Our product focus on nonstandard auto insurance with a selected presence in the standard and preferred segments.

•	Our expertise in risk segmentation, including our detailed evaluation of risks and use of sophisticated proprietary data bases and risk models.

•	Our claims handling capability, including our emphasis on employee claims personnel and our 24-hour, seven days per week toll-free claims service.

•	Our agency relationships with approximately 14,000 independent agents.

•	Our low cost structure, resulting in our ratio of underwriting expenses to premiums being better than the personal lines industry average by 4.8 points for the calendar years 1997 through 2001 and 9.6 points for the nine months ended September 30, 2002.

•	Our experienced management team with extensive experience in the personal automobile insurance business and with us.

•	Our financial strength, including our conservative investment portfolio and the “A” (Excellent) ratings of our insurance subsidiaries from A.M. Best.

Our Strategy

      Our goal is to maximize shareholder value by focusing on underwriting profitability and long-term return on equity. We will pursue this goal through a strategy of:

•	Product focus on personal automobile insurance.

•	Distribution focus on the independent agent channel.

•	Geographic focus on the states that we believe offer us the greatest opportunity for profitable growth.

•	Disciplined pricing so as to achieve adequate and accurate rates.

•	Field claim handling emphasizing prompt response to claims, continued good service to our customers and effective control of the claims process.

•	Controlled operating expenses to achieve a competitive cost structure.

Our Formation

      Infinity is a new corporation that was formed as an indirect wholly-owned subsidiary of American Financial Group, Inc. to acquire and conduct, as a separate public company, what had been AFG’s personal insurance business written through independent agents. AFG, through an indirect wholly-owned subsidiary, transferred to Infinity the stock of its personal automobile insurance subsidiaries involved primarily in the issuance of nonstandard auto policies. In addition, as of January 1, 2003, AFG’s property and casualty insurance subsidiary, Great American, transferred to us its personal insurance business written through independent agents. We expect to complete the common stock offering on or about February 18, 2003 in which AFG will sell 12,378,000 shares or approximately 61% of our outstanding common stock.

Certain Risks We Face

      Our ability to capitalize on our strengths and implement our strategy entails risks. For example, we have no operating history as an independent public company, and we may not be able to develop and implement the infrastructure necessary to operate successfully as an independent public company. Further, our process of consolidating the operations of our insurance subsidiaries poses managerial, strategic and technological challenges for us as an independent company. Adverse developments in the market for personal automobile insurance, or the personal automobile insurance industry in general, could cause our results of operations to suffer. Our reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by independent agents, and if we are not able to attract and retain independent agents, our revenues could be negatively affected. For further discussion of these and other risks we face, see “Risk Factors”.

      Our principal executive offices are located at 2204 Lakeshore Drive, Birmingham, Alabama, 35209. Our telephone number is (205) 870-4000.

The Offering

Issuer	Infinity Property and Casualty Corporation

Securities Offered	$180 million aggregate principal amount of % Senior Notes

Maturity Date	, 2013.

Interest	The senior notes will bear interest at the rate of % per annum, payable semi-annually in arrears on and of each year, commencing , .

Ranking	The senior notes will be our senior, unsecured obligations. As such, the senior notes will rank equally in right of payment with all of our other senior unsecured indebtedness. See “Description of Senior Notes — Ranking.” The senior notes will be effectively subordinated to all of our secured debt and the future and existing liabilities of our subsidiaries, including obligations to policyholders of our insurance subsidiaries which totaled approximately $1.1 billion at September 30, 2002.

Optional Redemption	We may redeem the senior notes at our option at any time, in whole or in part, in exchange for payment to you of a specified amount. See “Description of Senior Notes — Optional Redemption” for a description of the calculation of the amount you will receive upon a redemption of your senior notes. We are not required to establish a sinking fund to retire the senior notes prior to maturity.

Certain Covenants	We will issue the senior notes under an indenture. The indenture will, among other things, restrict our ability and the ability of certain of our subsidiaries, to:

• transfer any capital stock of any Significant Subsidiary (as defined in the indenture);

• create liens securing any indebtedness on the voting stock of any Significant Subsidiary unless the senior notes are secured equally and ratably with that indebtedness;

• effect a consolidation or merger or transfer of our assets substantially as an entirety.

These limitations will be subject to a number of important qualifications and exceptions. For more details, see “Description of Senior Notes — Certain Covenants.”

Use of Proceeds	The net proceeds to us from the sale of the senior notes (after deduction of underwriting discounts and commissions, and estimated offering expenses payable by us in connection therewith) are expected to be approximately $177 million. We intend to use $55 million of the net proceeds to repay a promissory note we issued to AFG as partial consideration for the transferred business. The remaining proceeds will be held as working capital pending investment in fixed maturity securities.

      For additional information regarding the notes, see the “Description of Senior Notes” section of this prospectus.

Summary Unaudited Pro Forma Financial Data

      The following is a summary of certain unaudited combined financial data of the NSA Group and the Assumed Agency Business adjusted to give effect to: (i) the formation of Infinity, (ii) the acquisition by Infinity of the companies comprising the NSA Group, (iii) the transfer to Infinity of the Assumed Agency Business through a reinsurance agreement and (iv) this offering. For purposes of earnings statement data, these transactions are assumed to have occurred on January 1, 2001. For purposes of balance sheet data, the transactions are assumed to have occurred on September 30, 2002.

      Infinity intends to use $55 million of the net proceeds from this offering to repay its promissory note to AFG and retain the remaining $122 million (after deducting estimated expenses of the offering) as working capital pending investment in fixed maturity securities.

      This summary has been derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes thereto included elsewhere in this Prospectus. Results of interim periods are not necessarily indicative of results to be expected for the entire year.

      The following pro forma financial information is intended to provide you with information about how the transactions described herein might have affected the historical financial statements of the NSA Group and the Assumed Agency Business if they had been consummated at an earlier time. Nonetheless, this information does not necessarily reflect the financial position or results of operations which would have actually resulted had the transactions described occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Infinity.

	Nine months ended	Year ended
	September 30,	December 31,
	2002	2001

	(in millions, except per share
	amounts)
Earnings Statement Data:
Earned Premiums	$580.6	$1,066.3
Total Revenues	624.8	1,139.9
Earnings (Loss) before Income Taxes	35.8	(3.8)
Net Earnings (Loss)	23.5	(3.0)
Net Earnings (Loss) per common share — basic and diluted	$1.15	$(.15)

Balance Sheet Data (at end of period):
Total Cash and Investments	$1,326.7
Total Assets	1,954.2
Long-term Debt	180.0
Shareholders’ Equity	367.6
Book value per common share	$18.07

Summary Historical Financial Data

      The following tables summarize certain historical financial data of our insurance operations before their acquisition by us, which we refer to as the NSA Group, and the personal lines business written through independent agents by AFG’s property and casualty insurance subsidiary, Great American Insurance Company, and its subsidiaries, which we refer to as the Assumed Agency Business. We derived the summary data as of and for each of the three years ended December 31, 2001, from financial statements audited by Ernst & Young LLP. We derived the summary data as of and for the nine months ended September 30, 2002 and 2001, from unaudited financial statements which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)

	(dollars in millions)
NSA Group
Earnings Statement Data:
Earned Premiums	$496.0 (a)	$728.6	$916.4 (a)	$1,043.3	$944.5
Net Investment Income	47.4	57.8	75.2	69.3	74.3
Realized Gains (Losses) on Investments	(6.4)	(4.4)	(5.9)	(5.4)	22.6
Other Income	3.2	3.3	4.3	3.6	3.5

Total Revenues	540.2	785.3	990.0	1,110.8	1,044.9
Losses and Loss Adjustment Expenses	390.7	619.4	752.3	915.8	730.5
Commissions and Other Underwriting Expenses	83.1	159.0	202.1	229.5	213.4
Other Operating and General Expenses	18.5	14.6	19.8	24.4	19.4

	492.3	793.0	974.2	1,169.7	963.3

Operating Earnings (Loss) before Income Taxes	47.9	(7.7)	15.8	(58.9)	81.6
Provision (Credit) for Income Taxes	16.5	(2.3)	6.1	(20.3)	29.2

Net Operating Earning (Loss)	31.4	(5.4)	9.7	(38.6)	52.4
Equity in Losses of Affiliates, Net of Tax	—	—	—	(11.5)	(1.5)

Net Earnings (Loss)	$31.4	$(5.4)	$9.7	$(50.1)	$50.9

Balance Sheet Data:
Cash and Investments	$1,189.4		$1,188.1	$1,216.2	$1,095.6
Total Assets	1,752.7		1,760.4	1,787.9	1,594.9
Unpaid Losses and Loss Adjustment Expenses	631.5		645.2	640.3	553.3
Total Liabilities	1,227.6		1,197.6	1,173.7	1,060.9
Shareholder’s Equity	525.1		562.8	614.2	534.0
Statutory Data(b):
Loss and LAE Ratio	78.7%	85.0%	82.1%	87.8%	77.4%
Underwriting Expense Ratio	15.1%	20.9%	21.3%	21.7%	22.6%
Combined Ratio	93.8%	105.9%	103.4%	109.5%	100.0%
Policyholders’ Surplus	$400.2		$442.8	$425.5	$345.4

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)

	(dollars in millions)
Assumed Agency Business
Earnings Statement Data:
Earned Premiums	$84.6 (c)	$111.6	$149.9	$128.9	$138.5
Losses and Loss Adjustment Expenses	72.0	86.1	121.8	93.3	73.3
Commissions and Other Underwriting Expenses	21.0	32.8	42.8	39.2	46.6

	93.0	118.9	164.6	132.5	119.9

Underwriting Gain (Loss)	$(8.4)	$(7.3)	$(14.7)	$(3.6)	$18.6

Balance Sheet Data:
Assets (excluding Investments) to be Transferred	$61.2		$78.8	$65.2	$55.4
Unpaid Losses and Loss Adjustment Expenses	123.6		115.9	105.9	118.3
Liabilities to be Transferred	176.5		200.5	173.3	183.1
Statutory Data(b):
Loss and LAE Ratio	84.9%	77.2%	81.3%	72.4%	54.8%
Underwriting Expense Ratio	20.2%	29.5%	28.7%	30.3%	35.0%
Combined Ratio	105.1%	106.7%	110.0%	102.7%	89.8%

(a)	The decline in earned premiums during 2001 and the first nine months of 2002 is due primarily to a reinsurance agreement pursuant to which the NSA Group ceded 90% of the automobile physical damage business written by it as more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(b)	While financial data is reported in accordance with generally accepted accounting principles (“GAAP”) for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. An insurer’s underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

The statutory combined ratio represents the sum of the following ratios: (1) losses and loss adjustment expenses incurred as a percentage of net earned premiums and (2) underwriting expenses incurred as a percentage of net written premiums. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, commissions, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned; on a statutory basis these items are expensed as incurred. In addition, costs for computer software developed or obtained for internal use are capitalized under GAAP and amortized over their useful life, rather than expensed as incurred, as required for statutory purposes.

See “Results of Operations — Underwriting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of GAAP combined ratios for the NSA Group and the Assumed Agency Business.

(c)	The decline in earned premiums during the first nine months of 2002 is due primarily to the reinsurance agreement described in note (a) above.

Our Formation

      Infinity is a new corporation that was formed in September 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. to acquire and conduct, as a separate public company, AFG’s personal lines insurance business written through independent agents. We expect to close the common stock offering on February 18, 2003. In the common stock offering, we will sell 12,378,000 shares of our common stock held by AFG. We received no proceeds from the common stock offering. Prior to the common stock offering, AFG transferred to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries, including their respective subsidiaries, involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. In exchange, AFG received all of the issued and outstanding shares of Infinity common stock and a note payable in the amount of $55 million. The note has a term of ten years and accrues interest at 8.5%, payable semiannually. The entire principal amount is due at maturity but can be prepaid without penalty at any time.

      In addition, AFG’s principal property and casualty insurance subsidiary, Great American, transferred to us its personal insurance business written through independent agents. This is primarily auto insurance for standard and preferred drivers, but also includes other personal lines. Because this business is not a separate legal entity, the transfer was effected through a reinsurance agreement under which we assumed the inforce business, service the policyholders and handle the claims. Great American, in turn, transferred to us assets (primarily investment securities) with a market value approximately equal to the net liabilities related to the inforce business less $5 million and permits us to continue to write standard and preferred policies in the same Great American companies where such policies are presently written. This arrangement will continue for a period of up to three years during which time we will make the proper rate and form filings allowing our insurance subsidiaries to write these policies.

      The financial assets transferred to us from Great American in connection with our acquisition of Great American’s personal insurance business written through independent agents include primarily investment securities which are described in more detail in the Note 1 to the Unaudited Pro Forma Financial Information. Other financial assets (primarily agents’ balances and deferred policy acquisition costs) and financial liabilities (primarily loss reserves and unearned premiums) transferred are described more fully in the Statement of Assets (excluding investments) and Liabilities to be Transferred for this business which begin on page F-22 of this Prospectus. In addition to the transfer of financial assets and liabilities, we received the operational processes, including policy renewal rights, and employees necessary to conduct the normal operations of this business following the date of transfer. Accordingly, the transfer represents the acquisition of a “business” under generally accepted accounting principles. Since the transfer was made while Infinity was an AFG subsidiary, the net liabilities were recorded at AFG’s historical cost.

      We will use a portion of the proceeds of this offering to repay the $55 million, ten-year note payable to AFG. We will invest the remaining proceeds of this offering in fixed maturity securities. In addition, we intend to obtain financing through a bank line of credit. We currently have no commitment from any bank with respect to such a line of credit and cannot be certain that we will be able to obtain one. We have renewed the quota share reinsurance agreement with Inter-Ocean Reinsurance Limited discussed below on terms substantially equivalent to those in effect during 2002.

      The companies and business comprising Infinity represent approximately 41% of AFG’s entire property and casualty group and approximately 90% of AFG’s Personal segment based on earned premiums in 2001. AFG’s property and casualty group is engaged primarily in specialty and private passenger automobile insurance businesses. The Specialty group includes a highly diversified group of specialty business units. Some of the more significant areas are inland and ocean marine, California workers’ compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages. The Personal group writes nonstandard and preferred/ standard private passenger auto and other personal insurance coverage. AFG’s annuity and life business markets primarily retirement products as well as life and supplemental health insurance. AFG’s businesses operate throughout the United States. In 2001, 2000, and 1999, AFG derived less than 2% of its revenues from the sale of life and supplemental health products in Puerto Rico and less than 1% of its revenues from the sale of property and casualty insurance in Mexico, Canada, Puerto Rico, Europe and Asia.

      The following table (in millions) shows AFG’s revenues by significant business segment.

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Revenues(a)
Property and casualty insurance:
Premiums earned:
Specialty	$1,131	$1,063	$1,409	$1,223	$1,048
Personal	697	924	1,183	1,270	1,163
Other lines(b)	—	2	2	1	—

	1,828	1,989	2,594	2,494	2,211
Investment and other income	275	331	458	451	451

	2,103	2,320	3,052	2,945	2,662
Annuities and life(c)	651	647	856	824	665
Other	33	13	16	48	33

	$2,787	$2,980	$3,924	$3,817	$3,360

(a)	Revenues include sales of products and services as well as other income earned by the respective segments.

(b)	Represents lines in “run-off”; AFG has ceased underwriting new business in these operations.

(c)	Represents primarily investment income.

Recent Developments

      The following table sets forth certain GAAP financial data as of, and for the year ended December 31, 2002 and 2001. The 2002 data was derived from unaudited financial information. The 2001 data was derived from financial statements audited by Ernst & Young LLP.

      Although no financial statements for January 2003 are currently available, management estimates that the earned premiums will decline approximately 15% as compared with January 2002. Management also believes that Infinity will have net earnings in January 2003. Further, management is not aware of any material adverse changes in assets, liabilities, or shareholder’s equity as of January 31, 2003.

NSA Group

	Year ended December 31

	2002		2001

	(in millions)
Earnings Statement Data:
Earned Premiums	$645.9	(1)	$916.4
Total Revenues	712.2	(1)	990.0
Net Earnings	45.9	(2)	9.7

Balance Sheet Data (at end of period):
Total Assets	$1,545.3	(3)	$1,760.4
Unpaid Losses and Loss Adjustment Expenses	604.0		645.2
Shareholder’s Equity	386.8	(4)	562.8

(1)	The decrease in earned premium and total revenue is primarily due to the effect of the Inter-Ocean reinsurance agreement.

(2)	Net earnings include a $4 million favorable adjustment in the fourth quarter 2002 due to better than expected prior year claim development.

(3)	The decrease in total assets is due primarily to $189.5 million of dividends paid in 2002 and to a decrease in premiums receivable as a result of decreases in written premiums.

(4)	The decrease in Shareholder’s Equity is due primarily to dividends paid.

Assumed Agency Business

	Year ended
	December 31

	2002		2001

	(in millions)
Earnings Statement Data(1):
Earned Premiums	$106.6	(2)	$149.9
Underwriting Loss	(10.5)		(14.7)

Balance Sheet Data (at end of period)(1):
Assets (excluding Investments) to be Transferred	$54.2	(3)	$78.8
Unpaid Losses and Loss Adjustment Expenses	125.1		115.9
Liabilities to be Transferred	180.0		200.5

(1)	The Assumed Agency business represents a portion of AFG’s Personal segment and is not a separate legal entity. Accordingly, it does not have a separate investment portfolio or equity structure and complete financial statements do not exist.

(2)	The decrease in earned premium is primarily due to the effect of the Inter-Ocean reinsurance agreement.

(3)	The decrease in assets to be transferred is primarily due to reduced deferred acquisition costs resulting from the Inter-Ocean reinsurance agreement.

RISK FACTORS

      An investment in the senior notes involves a number of risks. You should carefully consider the following information, together with the other information contained in this prospectus, before investing in the senior notes.

Risks with Respect to the Senior Notes

The senior notes will be subordinate to some of our other obligations.

      The senior notes will be general unsecured obligations and will rank pari passu with all our other senior indebtedness and senior to all our subordinated indebtedness. However, because the senior notes will be unsecured, they will be effectively subordinated to all our secured indebtedness.

      Because we are a holding company, our rights to participate in any distribution of assets of our insurance subsidiaries are subject to prior claims of policyholders and creditors (except to the extent our rights, if any, as a creditor are recognized). Accordingly, the senior notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries, including obligations to policyholders of our insurance subsidiaries which totaled approximately $1.1 billion at September 30, 2002. Further, the senior notes indenture does not preclude us or our subsidiaries from issuing secured or unsecured indebtedness. Holders of senior notes should look only to the assets of Infinity Property and Casualty Corporation for payments on the senior notes.

The covenants in the senior notes indenture are limited.

      The senior notes indenture does not contain any provisions specifically intended to protect holders of the senior notes in the event of a future highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us. Although the senior notes indenture does contain a provision commonly known as a “negative pledge,” pursuant to which we are prohibited from incurring or issuing any indebtedness secured by a lien on the Voting Stock of any Significant Subsidiary (each as defined in the senior notes indenture and as described below in “Description of Senior Notes — Certain Covenants”), unless the senior notes are secured equally and ratably with such indebtedness, the senior notes indenture does not contain any provision which will otherwise restrict us from incurring, assuming or being liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on our capital stock or purchasing or redeeming our capital stock. The senior notes indenture does not contain any financial ratios or specified levels of net worth or liquidity to which we must adhere. In addition, the senior notes indenture does not contain any provision which requires us to repurchase or redeem or otherwise modify the terms of any of the senior notes upon a change of control or other events involving Infinity which may adversely affect the creditworthiness of the senior notes. See “Description of Senior Notes.”

There may be no public market for the senior notes.

      Prior to this offering, there has been no trading market for the senior notes. We do not intend to apply for listing of the senior notes on any securities exchange or any automated quotation system. Although the underwriters have advised us that they currently intend to make a market in the senior notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot be sure that any market for the senior notes will develop, or, if one does develop, that it will be maintained. If an active market for the senior notes fails to develop or be sustained, the trading price and liquidity of the senior notes could be adversely affected.

Risks with Respect to Our Business

We have no operating history as a stand-alone entity.

      We have no operating history as an independent public company. Our insurance subsidiaries relied on AFG for assistance with respect to financial, administrative, managerial and other matters. We now have our own credit and banking relationships and perform our own financial and investor relations functions. While virtually all of our employees are former AFG employees, we may not be able to develop and implement the infrastructure necessary to operate successfully as an independent public company. Developing such an infrastructure may require a substantial amount of time and resources and divert our management’s attention away from our business.

Our ongoing consolidation of the operations of our insurance subsidiaries may not be successful.

      We are combining the operations of several insurance companies that have operated previously as independent business units. The process of consolidating the operations of our insurance subsidiaries poses managerial, strategic and technological challenges for us as an independent company, particularly with respect to the integration of historically separate information systems to a single system. The prospective costs and benefits of the consolidation may not result in equivalent or greater operating efficiencies and savings than those that have already been achieved. Such consolidation may negatively impact our revenues.

Because we are primarily a personal automobile insurer, our business may be adversely affected by conditions in that business.

      Approximately 96% of our gross written premiums for the year ended December 31, 2001 were generated from personal automobile insurance policies. Adverse developments in the market for personal automobile insurance, or the personal automobile insurance industry in general, could cause our results of operations to suffer. Our industry is exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, earthquakes and, to a lesser degree, explosions, terrorist attacks and riots. The automobile insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, used car prices and medical care. Increased litigation of claims may also negatively affect loss costs.

Our results may fluctuate as a result of cyclical changes in the personal auto insurance industry.

      The personal auto insurance industry historically is cyclical in nature. The industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. These fluctuations in the business cycle would be likely to negatively impact our revenues.

Intense competition could adversely affect our profitability.

      The personal automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. Some of our competitors have more capital and greater resources than we have, and may offer a broader range of products and lower prices than we offer. Some of our competitors that are direct writers, as opposed to agency writers as we are, may have certain competitive advantages, including increased name recognition, direct relationships with policyholders rather than with independent agents and, potentially, lower cost structures.

We are vulnerable to a reduction in the amount of business written by independent agents.

      Our reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by independent agents. Many of our competitors, like us, rely significantly on the independent agency market. Approximately two-thirds of all personal automobile insurance is sold direct or through captive agents (agents employed by the company or selling only one company’s products) and approximately one-third is sold by independent agents. A material reduction in the amount of business independent agents sell would negatively impact our revenues.

If we are not able to attract and retain independent agents, our revenues could be negatively affected.

      We must compete with other insurance carriers for independent agents’ business. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions. While we believe that the products, pricing, commissions and services we offer agents are competitive, we may not be able to continue to attract and retain independent agents to sell our insurance products, in which case, our revenues could be negatively affected.

We are subject to comprehensive regulation, and our ability to earn profits may be restricted by these regulations.

      We are subject to comprehensive regulation by government agencies in the states where our insurance company subsidiaries are domiciled (California, Indiana, Ohio, Oklahoma and Texas) and where these subsidiaries issue policies and handle claims. We must comply with regulations involving:

•	the payment of dividends;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	minimum amounts of capital and surplus that must be maintained;

•	limitations on types and amounts of investments;

•	limitation of the right to cancel or non-renew policies;

•	regulation of the right to withdraw from markets or terminate involvement with agencies;

•	licensing of insurers and agents;

•	reporting with respect to financial condition; and

•	transactions between an insurance company and any of its affiliates.

      In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than securityholders.

Regulation may become more extensive in the future.

      Existing insurance-related laws and regulations may become more restrictive in the future, and new restrictive laws may be enacted. New or more restrictive regulation in the future could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. See “Business — Regulatory Environment.”

Our insurance subsidiaries are subject to minimum capital and surplus requirements. Our failure to meet these requirements could subject us to regulatory action.

      Our insurance subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of California, Indiana, Ohio, Oklahoma and Texas. Any failure by one of our insurance subsidiaries to meet the minimum capital and surplus requirements imposed by applicable state law will subject it to corrective action, including requiring the adoption of a comprehensive financial plan, examination and the issuance of a corrective order by the applicable state insurance department, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. Any new minimum capital and surplus requirements adopted in the future may require us to increase our capital and surplus levels, which we may be unable to do. As of September 30, 2002, each of our insurance company subsidiaries had capital and surplus substantially in excess of the currently required amounts.

As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations.

      We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. State insurance laws limit the ability of our insurance companies to pay dividends and require our insurance companies to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings which requires us to sustain capital levels in those subsidiaries. These restrictions affect the ability of our insurance company subsidiaries to pay dividends and use their capital in other ways. Our rights to participate in any distribution of assets of our insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that our rights, if any, as a creditor are recognized). Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited. Through September 30, 2002, the NSA Group’s insurance subsidiaries paid $87 million in dividends. In the fourth quarter of 2002, these companies received regulatory approval and paid extraordinary dividends of $102.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Funds” and “Business — Regulatory Environment.”

Our failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to implement our business strategy successfully.

      Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s sales. A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A (Excellent)”. According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position. See “Business — Ratings.”

We are parties to litigation which, if decided adversely to us, could impact our financial results.

      We are named as a defendant in a number of lawsuits, including certain class actions. These lawsuits are described more fully in “Business — Legal Proceedings”. Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. Further, the precise nature of the relief that may be sought or granted in any lawsuits is uncertain and may, if these lawsuits are determined adversely to us, negatively impact our earnings. See “Business — Legal Proceedings.”

New claim and coverage issues are continually emerging, and these new issues could negatively impact our revenues or our method of doing business.

      As automobile insurance industry practices and regulatory, judicial, and consumer conditions change, unexpected and unintended issues related to claim and coverage may emerge. The issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the size of claims. Recent examples of emerging claims and coverage issues include:

•	the use of an applicant’s credit rating as a factor in making risk selection and pricing decisions;

•	the availability of coverages which pay different commission levels to agents depending upon premium level;

•	a growing trend of plaintiffs targeting automobile insurers, including us, in purported class action litigation relating to the claim-handling practices such as total loss evaluation methodology and the alleged diminution in value to insureds involved in accidents.

      The effects of these and other unforeseen emerging claim and coverage issues could negatively impact our revenues or our methods of doing business. See “Business — Legal Proceedings.”

Our reserves may be inadequate, which could significantly affect our financial results.

      We record reserve liabilities for the estimated payment of losses and loss adjustment expenses for both reported and unreported claims. Due to the inherent uncertainty of estimating reserves, it has been necessary in the past, and may continue to be necessary in the future, to revise estimated liabilities as reflected in our reserves for claims and related expenses. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period in which the deficiency is recognized. The historic development of reserves for losses and loss adjustment expense may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

We are dependent on key executives.

      Our success will depend in part upon the continued service of our Chief Executive Officer and President, James R. Gober and our Executive Vice President, John R. Miner. We have an employment agreement with Mr. Gober, which we describe in “Management — Employment Agreement with James R. Gober”, but not with Mr. Miner. We do not have key person insurance on the lives of Messrs. Gober or Miner. Our success will also depend on our ability to attract and retain additional executives and personnel. The loss of key personnel could cause disruption in our business. As we grow, we will need to recruit and retain additional qualified personnel, and we may not be able to do so.

Adverse securities market conditions can have significant and negative effects on our investment portfolio.

      Our results of operations depend in part on the performance of our invested assets. As of September 30, 2002, 97% of our investment portfolio was invested in fixed maturity securities and 3% in equity securities. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales we make during a period of increasing interest rates may result in losses. Conversely, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease.

Our results may be adversely affected by conditions in the states where our business is concentrated.

      For the year ended December 31, 2001, we generated approximately 78% of our gross written premiums in our top ten states. California, our largest market, generated approximately 25% of our gross written premiums in 2001, and we believe that it generated approximately one-third in 2002. Our revenues and profitability are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could make it less attractive for us to do business in those states. Adverse regulatory developments in any of these states, which could include, among others, reductions in the rates permitted to be charged, inadequate rate increases, an inability to reduce the amount of insurance we write in those states, or more fundamental changes in the design or implementation of the automobile insurance regulatory framework, could negatively affect our premium revenue or make it more expensive or less profitable for us to conduct our business.

AFG has the ability to exert significant influence over our operations and may have interests that differ from those of our other shareholders.

      AFG beneficially owns approximately 39% of our common stock and has the ability to exert significant influence over our policies and affairs. AFG has the power to affect significantly the election of our board of directors and approve any action requiring shareholder vote, including amendments to our Articles of Incorporation or Regulations and approving mergers or sales of substantially all of our assets. The interests of AFG may differ from the interests of our other shareholders in some respects. See “Certain Arrangements and Relationships Between Our Company and AFG.”

We are dependent on certain contractual arrangements with AFG, our principal shareholder, and we may be unable to replace these arrangements, upon their expiration, with similar or more favorable arrangements.

      In connection with the common stock offering, we and our insurance companies entered into a formation and separation agreement, a registration rights agreement, a noncompetition agreement, an investment advisory agreement, a tax allocation indemnification agreement, a services agreement and other arrangements and agreements with AFG and certain of its affiliates. See “Certain Arrangements and Relationships Between Our Company and AFG.” We negotiated the terms of these agreements with AFG. Our board of directors approved the terms of these agreements, but the agreements were not and will not be reviewed or approved by the independent directors who joined our board upon completion of the common stock offering. Several of these agreements govern our relationship with AFG and its affiliates with respect to various intercompany services which AFG and its affiliates provide us. After the expiration of these agreements, we may not be able to replace these services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have with AFG.

The proceeds of the common stock offering were not and a portion of the proceeds of this offering will not be available to us for working capital or other purposes.

      The common stock offering was made by American Premier Underwriters, Inc., a wholly-owned subsidiary of AFG, which we refer to as the selling shareholder. Therefore, none of the proceeds of the common stock offering are available to us for any purposes. We intend to use approximately $55 million of the proceeds of this offering to repay the promissory note we issued to AFG as partial consideration for its transfer of the nonstandard automobile insurance business to us and expect to have approximately $122 million for use as working capital.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

      Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus, including those with respect to expected future rate increases, may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us and the insurance industry. Statements which include the words “believes”, “expects”, “may”, “will”, “should”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” above. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

      The net proceeds to us from the sale of the senior notes (after deduction of underwriting discounts and commissions, and estimated offering expenses payable by us in connection therewith) are expected to be approximately $177 million. We will use $55 million of the proceeds to repay a promissory note we issued to AFG as partial consideration for the transferred business. The promissory note accrues interest at the rate of 8.5% per year and matures on January 2, 2013. The remaining proceeds will be held as working capital pending investment in fixed maturity securities.

CAPITALIZATION

      The following table shows our historical capitalization at September 30, 2002, as adjusted to reflect our incorporation, a 20,347-for-1 common stock split implemented in January 2003, $102.5 million in dividends paid in the fourth quarter of 2002, our acquisition of the NSA Group from AFG for a $55 million promissory note and issuance of common stock, and pro forma to give effect to the issuance of the senior notes and repayment of the AFG note.

	September 30, 2002

	Historical As
	Adjusted	Pro Forma

	(dollars in millions)
8.5% Promissory Note to AFG due 2013	$55.0	$—
Senior Notes due 2013	—	180.0
Shareholders’ equity:
Preferred stock; 1,000 shares authorized; no shares issued or outstanding	—	—
Common stock and paid-in capital; 50,000,000 shares authorized; 20,347,083 shares issued and outstanding	347.8	347.8
Unrealized gain on marketable securities	19.8	19.8
Retained earnings	—	—

Total shareholders’ equity	367.6	367.6

Total capitalization	$422.6	$547.6

Book value per common share		$18.07

PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth Infinity’s ratio of earnings to fixed charges on a pro forma basis for the periods indicated giving effect to the following transactions as if they occurred on January 1, 2001: (i) our formation, (ii) our acquisition of the companies comprising the NSA Group, (iii) the transfer to Infinity of the Assumed Agency Business through a reinsurance transaction, and (iv) our offering of senior notes and related use of the proceeds.

	Nine months
	ended	Year ended
	September 30,	December 31,
	2002	2001

Pro Forma Ratio of Earnings to Fixed Charges	2.9	—

      For purposes of calculating the ratios, “earnings” have been computed by adding to pro forma pretax earnings the pro forma fixed charges, including 8.5% interest on $180 million in senior notes. Pro forma fixed charges include interest on the senior notes and a portion of rental expense deemed to be representative of the interest factor. For the year ended December 31, 2001, fixed charges exceeded earnings by $14.2 million.

SELECTED HISTORICAL FINANCIAL DATA

      The following tables summarize certain historical financial data of the NSA Group and of the Assumed Agency Business. We derived the data as of and for each of the three years ended December 31, 2001, from financial statements audited by Ernst & Young LLP. We derived the data as of and for the two years ended December 31, 1998 and 1997, and the nine months ended September 30, 2002 and 2001, from unaudited financial statements which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(unaudited)	(unaudited)				(unaudited)	(unaudited)

	(dollars in millions)
NSA Group
Earnings Statement Data:
Earned Premiums	$496.0 (a)	$728.6	$916.4 (a)	$1,043.3	$944.5	$1,156.7	$1,084.6
Net Investment Income	47.4	57.8	75.2	69.3	74.3	77.6	71.1
Realized Gains (Losses) on Investments	(6.4)	(4.4)	(5.9)	(5.4)	22.6	9.0	11.4
Other Income	3.2	3.3	4.3	3.6	3.5	1.5	1.6

Total Revenues	540.2	785.3	990.0	1,110.8	1,044.9	1,244.8	1,168.7
Losses and Loss Adjustment Expenses	390.7	619.4	752.3	915.8	730.5	890.7	798.8
Commissions and Other Underwriting Expenses	83.1	159.0	202.1	229.5	213.4	250.1	238.6
Other Operating and General Expenses	18.5	14.6	19.8	24.4	19.4	9.8	10.2

	492.3	793.0	974.2	1,169.7	963.3	1,150.6	1,047.6

Operating Earnings (Loss) before Income Taxes	47.9	(7.7)	15.8	(58.9)	81.6	94.2	121.1
Provision (Credit) for Income Taxes	16.5	(2.3)	6.1	(20.3)	29.2	29.5	43.6

Net Operating Earnings (Loss)	31.4	(5.4)	9.7	(38.6)	52.4	64.7	77.5
Equity in Losses of Affiliates, Net of Tax	—	—	—	(11.5)	(1.5)	(.7)	(.3)

Net Earnings (Loss)	$31.4	$(5.4)	$9.7	$(50.1)	$50.9	$64.0	$77.2

Balance Sheet Data:
Cash and Investments	$1,189.4		$1,188.1	$1,216.2	$1,095.6	$1,276.7	$1,112.1
Total Assets	1,752.7		1,760.4	1,787.9	1,594.9	1,778.4	1,577.8
Unpaid Losses and Loss Adjustment Expenses	631.5		645.2	640.3	553.3	599.5	531.4
Total Liabilities	1,227.6		1,197.6	1,173.7	1,060.9	1,136.7	1,030.0
Shareholder’s Equity	525.1		562.8	614.2	534.0	641.7	547.8
Statutory Data (b):
Loss and LAE Ratio	78.7%	85.0%	82.1%	87.8%	77.4%	77.0%	73.7%
Underwriting Expense Ratio	15.1%	20.9%	21.3%	21.7%	22.6%	21.3%	21.8%
Combined Ratio	93.8%	105.9%	103.4%	109.5%	100.0%	98.3%	95.5%
Policyholders’ Surplus	$400.2		$442.8	$425.5	$345.4	$434.1	$407.3

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(unaudited)	(unaudited)				(unaudited)	(unaudited)

	(dollars in millions)
Assumed Agency Business
Earnings Statement Data:
Earned Premiums	$84.6 (c)	$111.6	$149.9	$128.9	$138.5	$148.2	$195.6
Losses and Loss Adjustment Expenses	72.0	86.1	121.8	93.3	73.3	81.6	151.8
Commissions and Other Underwriting Expenses	21.0	32.8	42.8	39.2	46.6	47.2	59.1

	93.0	118.9	164.6	132.5	119.9	128.8	210.9

Underwriting Gain (Loss)	$(8.4)	$(7.3)	$(14.7)	$(3.6)	$18.6	$19.4	$(15.3)

Balance Sheet Data:
Assets (excluding Investments) to be Transferred	$61.2		$78.8	$65.2	$55.4	$62.1	$41.2
Unpaid Losses and Loss Adjustment Expenses	123.6		115.9	105.9	118.3	150.5	191.1
Liabilities to be Transferred	176.5		200.5	173.3	183.1	222.2	243.1
Statutory Data (b):
Loss and LAE Ratio	84.9%	77.2%	81.3%	72.4%	54.8%	55.0%	77.4%
Underwriting Expense Ratio	20.2%	29.5%	28.7%	30.3%	35.0%	31.4%	30.6%
Combined Ratio	105.1%	106.7%	110.0%	102.7%	89.8%	86.4%	108.0%

(a)	The decline in earned premiums during 2001 and the nine months of 2002 is due primarily to a reinsurance agreement pursuant to which the NSA Group ceded 90% of the automobile physical damage business written by it as more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(b)	While financial data is reported in accordance with generally accepted accounting principles (“GAAP”) for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. An insurer’s underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

The statutory combined ratio represents the sum of the following ratios: (1) losses and loss adjustment expenses incurred as a percentage of net earned premiums and (2) underwriting expenses incurred as a percentage of net written premiums. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, commissions, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned; on a statutory basis these items are expensed as incurred. In addition, costs for computer software developed or obtained for internal use are capitalized under GAAP and amortized over their useful life, rather than expensed as incurred, as required for statutory purposes.

See “Results of Operations — Underwriting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of GAAP combined ratios for the NSA Group and the Assumed Agency Business.

(c)	The decline in earned premiums during the first nine months of 2002 is due primarily to the reinsurance agreement described in note (a) above.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following pro forma financial information is intended to provide you with information about how the transactions described herein might have affected the historical financial statements of the NSA Group and the Assumed Agency Business if they had been consummated at an earlier time. Since the Assumed Agency Business is not a separate legal entity, it does not have complete historical balance sheets reflecting a separate investment portfolio and equity nor complete income statements reflecting investment income and income taxes. The following pro forma information does not necessarily reflect the financial position or results of operations which would have actually resulted had the transactions described occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Infinity.

      The unaudited pro forma financial information is based upon and should be read in conjunction with the separate audited financial statements of both the NSA Group and the Assumed Agency Business and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      We have prepared the following Unaudited Pro Forma Condensed Combined Balance Sheet assuming that on September 30, 2002: (i) Infinity was initially capitalized as an indirect wholly-owned subsidiary of AFG, (ii) AFG transferred all of the issued and outstanding capital stock of the corporations comprising the NSA Group to Infinity in exchange for additional Infinity common stock and an 8.5% promissory note with a principal amount of $55 million, (iii) Infinity assumed the Assumed Agency Business through a reinsurance agreement and (iv) Infinity issued 8.5% senior notes with an aggregate principal amount of $180 million, and used $55 million of the net proceeds from the offering to repay its promissory note to AFG and retained the remaining $122 million (after deducting estimated costs of the offering) as working capital pending investment in fixed maturity securities.

      We have prepared the following Unaudited Pro Forma Condensed Combined Statements of Operations assuming that the transactions enumerated above occurred as of January 1, 2001. Pro forma statements of operations for the years 2000 and 1999 are presented for comparative purposes to show the retroactive combination of the NSA Group and the Assumed Agency Business. They do not include the effects of the debt issuance shown in the 2001 and 2002 pro forma statements. Pro forma investment income does not include any earnings on the $115.3 million in investment securities received by Infinity in connection with the acquisition of the Assumed Agency Business. Annual investment income (based on the overall yield of these securities of 5.3% at September 30, 2002) would be $6.1 million. In addition, pro forma net investment income does not include any earnings on the $122 million in 8.5% senior note proceeds to be retained and reinvested by Infinity. Likewise, pro forma interest expense does not include interest ($10.4 million for 2001 and $7.8 million for the nine months ended September 30, 2002) on that same amount. The results of interim periods are not necessarily indicative of results for the entire year.

      Pro forma amounts do not reflect any charges for the added costs of Infinity operating as a separate public company. We estimate these costs to be approximately $3 million annually. Pro forma amounts also do not reflect the benefits of Infinity’s recent consolidation of its claims, underwriting, product management and other functions in 2002. Management estimates that this consolidation will result in annualized savings of approximately $13 million, about $2 million of which has been realized and reflected in operations for the first nine months of 2002 and $4 million of which is expected to have been realized in the entire year 2002.

      We ceased amortizing goodwill beginning January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142. Goodwill amortization expensed for the year 2001 was $2.2 million.

      Pro forma amounts reflect the acquisition of the Assumed Agency Business as a transfer of assets among entities under common control. Further discussion of pro forma adjustments is contained in the accompanying notes.

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2002

		Assumed
	NSA Group	Agency
	Historical	Business	Combining		Pro Forma
	(As Adjusted)(*)	Historical	Adjustments		Combined

	(in millions)
Assets:
Investments	$970.8	$—	$115.3	(1)	$1,086.1
Cash	118.6	—	122.0	(3)	240.6
Agents’ balances and premiums receivable	210.4	38.3	—		248.7
Prepaid reinsurance premiums	103.9	—	—		103.9
Goodwill	70.3	5.0	—		75.3
Other assets	178.7	17.9	3.0	(3)	199.6

	$1,652.7	$61.2	$240.3		$1,954.2

Liabilities and Capital:
Unpaid losses and loss adjustment expenses	$631.5	$123.6	$—		$755.1
Unearned premiums	338.2	51.0	—		389.2
Payable to affiliates	8.8	—	55.0	(2)
			(55.0	)(3)	8.8
Long-term debt			180.0	(3)	180.0
Other liabilities	251.6	1.9	—		253.5

	1,230.1	176.5	180.0		1,586.6
Excess of liabilities over assets of Assumed Agency Business	—	(115.3)	115.3	(1)	—
Shareholders’ equity	422.6	—	(55.0	)(2)	367.6

	$1,652.7	$61.2	$240.3		$1,954.2

Book value per common share					$18.07 (7)

(*)	Historical amounts have been adjusted to reflect $102.5 million in dividends paid in the fourth quarter of 2002.

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations(*)

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(in millions, except per share amounts)
Income:
Earned premiums	$580.6	$840.2	$1,066.3	$1,172.2	$1,083.0
Net investment income	47.4	57.8	75.2	69.3	74.3
Realized gains (losses) on investments	(6.4)	(4.4)	(5.9)	(5.4)	22.6
Other, net	3.2	3.3	4.3	3.6	3.5

	624.8	896.9	1,139.9	1,239.7	1,183.4
Costs and Expenses:
Loss and loss adjustment expenses	462.7	705.5	874.1	1,009.1	803.8
Commissions and other underwriting expenses	104.1	191.8	244.9	268.7	260.0
Interest expense	3.7	3.7	4.9	—	—
Other, net	18.5	14.6	19.8	24.4	19.4

	589.0	915.6	1,143.7	1,302.2	1,083.2
Operating earnings (loss) before income taxes	35.8	(18.7)	(3.8)	(62.5)	100.2
Provision (credit) for income taxes	12.3	(6.2)	(0.8)	(21.6)	35.7

Net operating earnings (loss)	23.5	(12.5)	(3.0)	(40.9)	64.5
Equity in net losses of affiliates, net of tax	—	—	—	(11.5)	(1.5)

Net Earnings (Loss)	$23.5	$(12.5)	$(3.0)	$(52.4)	$63.0

Net earnings per common share — basic and diluted(7)	$1.15	$(.61)	$(.15)	$(2.58)	$3.10

(*)	Combining details for each period presented are shown in the following pages.

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

		Assumed
	NSA	Agency
	Group	Business	Combining		Pro Forma
Nine Months Ended September 30, 2002	Historical	Historical	Adjustments		Combined

	(in millions, except per share amounts)
Income:
Earned premiums	$496.0	$84.6	$—		$580.6
Net investment income	47.4	— (4)	—	(4)	47.4
Realized losses on investments	(6.4)	—	—		(6.4)
Other, net	3.2	—	—		3.2

	540.2	84.6	—		624.8
Costs and Expenses:
Loss and loss adjustment expenses	390.7	72.0	—		462.7
Commissions and other underwriting expenses	83.1	21.0	—		104.1
Interest expense	—	—	3.7	(5)	3.7
Other, net	18.5	—	—		18.5

	492.3	93.0	3.7		589.0

Operating earnings (loss) before income taxes	47.9	(8.4)	(3.7)		35.8
Provision (credit) for income taxes	16.5	n.a. (6)	(4.2	)(6)	12.3

Net earnings (loss)	$31.4	$(8.4)	$.5		$23.5

Net earnings per common share — basic and diluted					$1.15 (7)

		Assumed
	NSA	Agency
	Group	Business	Combining		Pro Forma
Nine Months Ended September 30, 2001	Historical	Historical	Adjustments		Combined

	(in millions, except per share amounts)
Income:
Earned premiums	$728.6	$111.6	$—		$840.2
Net investment income	57.8	— (4)	—	(4)	57.8
Realized losses on investments	(4.4)	—	—		(4.4)
Other, net	3.3	—	—		3.3

	785.3	111.6	—		896.9
Costs and Expenses:
Loss and loss adjustment expenses	619.4	86.1	—		705.5
Commissions and other underwriting expenses	159.0	32.8	—		191.8
Interest expense	—	—	3.7	(5)	3.7
Other, net	14.6	—	—		14.6

	793.0	118.9	3.7		915.6

Operating loss before income taxes	(7.7)	(7.3)	(3.7)		(18.7)
Provision (credit) for income taxes	(2.3)	n.a. (6)	(3.9	)(6)	(6.2)

Net loss	$(5.4)	$(7.3)	$.2		$(12.5)

Net loss per common share — basic and diluted					$(.61	)(7)

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

		Assumed
	NSA	Agency
	Group	Business	Combining		Pro Forma
Year ended December 31, 2001	Historical	Historical	Adjustments		Combined

	(in millions, except per share amounts)
Income:
Earned premiums	$916.4	$149.9	$—		$1,066.3
Net investment income	75.2	— (4)	—	(4)	75.2
Realized losses on investments	(5.9)	—	—		(5.9)
Other, net	4.3	—	—		4.3

	990.0	149.9	—		1,139.9
Costs and Expenses:
Loss and loss adjustment expenses	752.3	121.8	—		874.1
Commissions and other underwriting expenses	202.1	42.8	—		244.9
Interest expense	—	—	4.9	(5)	4.9
Other, net	19.8	—	—		19.8

	974.2	164.6	4.9		1,143.7

Operating earnings (loss) before income taxes	15.8	(14.7)	(4.9)		(3.8)
Provision (credit) for income taxes	6.1	n.a. (6)	(6.9	)(6)	(.8)

Net earnings (loss)	$9.7	$(14.7)	$2.0		$(3.0)

Net loss per common share — basic and diluted					$(.15	)(7)

		Assumed
	NSA	Agency
	Group	Business	Combining		Pro Forma
Year ended December 31, 2000	Historical	Historical	Adjustments		Combined

	(in millions, except per share amounts)
Income:
Earned premiums	$1,043.3	$128.9	$—		$1,172.2
Net investment income	69.3	— (4)	—	(4)	69.3
Realized losses on investments	(5.4)	—	—		(5.4)
Other, net	3.6	—	—		3.6

	1,110.8	128.9	—		1,239.7
Costs and Expenses:
Loss and loss adjustment expenses	915.8	93.3	—		1,009.1
Commissions and other underwriting expenses	229.5	39.2	—		268.7
Other, net	24.4	—	—		24.4

	1,169.7	132.5	—		1,302.2

Operating loss before income taxes	(58.9)	(3.6)	—		(62.5)
Provision (credit) for income taxes	(20.3)	n.a. (6)	(1.3	)(6)	(21.6)

Net operating loss	(38.6)	(3.6)	1.3		(40.9)
Equity in net losses of affiliates, net of tax	(11.5)	—	—		(11.5)

Net loss	$(50.1)	$(3.6)	$1.3		$(52.4)

Net loss per common share — basic and diluted					$(2.58	)(7)

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

Year ended December 31, 1999

		Assumed
	NSA	Agency
	Group	Business	Combining		Pro Forma
	Historical	Historical	Adjustments		Combined

	(in millions, except per share amounts)
Income:
Earned premiums	$944.5	$138.5	$—		$1,083.0
Net investment income	74.3	— (4)	—	(4)	74.3
Realized gains on investments	22.6	—	—		22.6
Other, net	3.5	—	—		3.5

	1,044.9	138.5	—		1,183.4
Costs and Expenses:
Loss and loss adjustment expenses	730.5	73.3	—		803.8
Commissions and other underwriting expenses	213.4	46.6	—		260.0
Other, net	19.4	—	—		19.4

	963.3	119.9	—		1,083.2

Operating earnings before income taxes	81.6	18.6	—		100.2
Provision for income taxes	29.2	n.a. (6)	6.5	(6)	35.7

Net operating earnings	52.4	18.6	(6.5)		64.5
Equity in net losses of affiliates, net of tax	(1.5)	—	—		(1.5)

Net earnings	$50.9	$18.6	$(6.5)		$63.0

Net earnings per common share — basic and diluted					$3.10 (7)

Notes To Unaudited Pro Forma Financial Information

(1)	Reflects the acquisition of the Assumed Agency Business of Great American which occurred on January 1, 2003. Because the Assumed Agency Business is not a separate legal entity, the acquisition was effected through a reinsurance agreement. Under the agreement, Infinity received the net liabilities of the Assumed Agency Business plus primarily investment securities with a market value equal to $115.3 million (the excess of liabilities over assets of the Assumed Agency Business at September 30, 2002 less $5 million). The securities transferred were selected from Great American’s portfolio by the AFG subsidiary that manages investments for Great American and Infinity. While the selected investments have not historically been managed as a separate portfolio or matched with the liabilities of the Assumed Agency Business, we consider them representative of Great American’s overall portfolio. To the extent the net liabilities of the Assumed Agency Business and/or the market values of the securities selected change between September 30, 2002, and January 1, 2003, additional investments and/or cash will be transferred to or from Infinity to account for the change(s). Management does not believe it is likely that any such change in net liabilities or market value of the portfolio will be material to the pro forma financial statements.

The investment securities transferred by Great American consisted of 54 positions, 92% of which were rated “investment grade” (credit rating of AAA to BBB) by nationally recognized rating agencies at September 30, 2002, with the largest single position having a market value of $3.3 million or 3% of the total. Industry classifications for these investments were as follows: mortgage-backed securities — 12%, municipal bonds — 10%, electric services — 9%, banks — 11% and life insurers — 7%; all others were less than 5% each. The table below shows the scheduled maturities of these investments based on market value as of September 30, 2002. Mortgage-backed securities had an average life of approximately five years at September 30, 2002.

Maturity

One year or less	3%
After one year through five years	23%
After five years through ten years	45%
After ten years	17%

88%
Mortgage-backed securities	12%

100%

The overall yield of the transferred portfolio based on September 30, 2002, market prices was 5.3%. For pro forma income statement purposes, no income is assumed earned on these investments.

In addition to the transfer of financial assets and liabilities, Great American transferred to Infinity the operational processes, including policy renewal rights, and employees necessary to conduct the normal operations of this business following the date of transfer. Accordingly, the operations transferred represent a “business” under Emerging Issues Task Force Issue 98-3. Since the transfer was made while Infinity was an AFG subsidiary, the net liabilities and investment assets were recorded at AFG’s historical cost.

(2)	Reflects the 8.5% promissory note with a principal amount of $55 million payable to AFG which, along with Infinity capital stock, was issued to AFG as consideration for the transfer of the nonstandard automobile business to Infinity.

(3)	Reflects the assumed issuance of 8.5% senior notes with an aggregate principal amount of $180 million, of which $55 million is to be used to repay the promissory note payable to AFG described in note (2) above and $122 million which is to be retained as working capital pending investment in fixed maturity securities. Estimated expenses associated with this offering of $3 million are treated as prepaid expense to be amortized over the life of the senior notes.

(4)	The Assumed Agency Business represents a portion of AFG’s Personal Lines segment of operations and does not have a separate investment portfolio. No investment income is assumed earned on the $115.3 million in investment securities to be received by Infinity (as described in note (1) above) or on the $122 million in senior note proceeds to be retained by Infinity. As disclosed under “Business — Investments,” the NSA Group’s yield on fixed income securities for the first nine months of 2002 and the years 2001, 2000 and 1999 were 6.5%, 6.7%, 6.7% and 6.9%, respectively.

(5)	Represents interest incurred on $58 million (the $55 million used to repay the promissory note to AFG plus the $3 million in estimated debt issue costs) of the $180 million of 8.5% senior notes assumed issued as described in note (3) above. No interest expense is assumed incurred on the $122 million in senior note proceeds which are to be invested in fixed maturity securities. Including interest on the $122 million would increase pro forma interest expense by $7.8 million for the nine months ended September 30, 2002, and $10.4 million for 2001.

(6)	The historical Assumed Agency Business was not a separate legal entity, and accordingly, does not have a separate tax provision. The combining adjustment reflects a tax benefit on the historical underwriting loss of the Assumed Agency Business in addition to the tax effects of the adjustments to pretax income at the statutory rate of 35%.

(7)	Per share amounts assume 20,347,083 shares were outstanding for all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

      Following is a discussion and analysis of the historical combined financial statements of the NSA Group and the historical financial statements of the Assumed Agency Business that we have assumed. Together, these businesses comprise Infinity’s operations following the common stock offering. Following the discussion of the results of operations of these businesses is a discussion of the underwriting results of AFG’s Personal segment which includes the NSA Group and the Assumed Agency Business as well as other personal business (substantially all of which is written directly with the customer instead of through independent agents) that is being retained by AFG.

      This discussion should be read in conjunction with the audited combined financial statements of the NSA Group beginning on page F-4 and the audited financial statements of the Assumed Agency Business that follow the NSA Group financial statements. See “Unaudited Pro Forma Financial Information” for information about the financial impact of the initial public offering, the offering of senior notes, the acquisition of the NSA Group and the assumption of the Assumed Agency Business.

      Infinity was incorporated in the state of Ohio in September 2002, as an indirect wholly-owned subsidiary of AFG. In connection with the initial public offering of our common stock, AFG transferred to Infinity all of the outstanding common stock of certain subsidiaries engaged primarily in nonstandard personal automobile insurance. The accompanying combined statements include the accounts of the following subsidiaries which were transferred to Infinity: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company.

      Through a reinsurance transaction entered into effective January 1, 2003, we acquired the Assumed Agency Business consisting of the personal lines business written through independent agents by AFG’s principal property and casualty subsidiary, Great American. The Assumed Agency Business had net earned premiums of $150 million in 2001 consisting primarily of standard and preferred private passenger automobile insurance. The Assumed Agency Business is not included in the NSA Group’s historical combined statements.

      We accounted for our acquisition of the NSA Group and the assumption of the Assumed Agency Business at AFG’s historical carrying amounts as transfers of net assets between entities under common control in accordance with Statement of Financial Accounting Standards No. 141.

Critical Accounting Policies

      Our significant accounting policies are described in Note B to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves and the determination of “other than temporary” impairment on investments are the two areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. We discuss these two policies below under the headings “— Liquidity and Capital Resources — Investments — NSA Group” and “— Liquidity and Capital Resources — Uncertainties.”

Liquidity and Capital Resources

      Ratios. The National Association of Insurance Commissioners’ model law for risk based capital (“RBC”) provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2001, the capital ratios of all our insurance companies substantially exceeded the RBC requirements.

      Sources of Funds. We are organized as a holding company with all of our operations being conducted by our insurance subsidiaries. Accordingly, we will have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Funds to meet these obligations will come primarily from dividend and tax payments from our insurance subsidiaries.

      Under the state insurance laws, dividends and capital distributions from our insurance companies are subject to restrictions relating to statutory surplus and earnings. Through September 30, 2002, $87 million in dividends had been paid. Dividends payable without seeking regulatory approval in 2002 for the NSA Group’s insurance subsidiaries was approximately $54 million. During the first nine months of 2002, these insurance subsidiaries paid approximately $50 million in dividends without regulatory approval, while certain of the NSA Group’s insurance subsidiaries sought and received approval to pay additional extraordinary dividends of $37 million. In the fourth quarter of 2002, the NSA Group’s insurance subsidiaries paid an additional $102.5 million in dividends. We estimate that the maximum amount of dividends payable during 2003 without regulatory approval by the NSA Group’s insurance subsidiaries is $43 million. The decline in ordinary dividend capacity from 2002 to 2003 resulted from capital losses on sales on securities in 2002 and a tax benefit from the Inter-Ocean Reinsurance agreement in 2001 that did not recur in 2002, offset by improved underwriting results in 2002.

      Under tax allocation agreements with Infinity, our eligible subsidiaries will compute tax provisions as if filing separate returns based on book taxable income computed in accordance with generally accepted accounting principles. The resulting provision (or credit) will be currently payable to (or receivable from) Infinity.

      Of the estimated $177 million of proceeds from the issuance of the senior notes (after deducting estimated expenses of the offering), approximately $55 million will be used to repay a ten-year promissory note to AFG related to its transfer of the NSA Group to Infinity.

      Our insurance subsidiaries generate liquidity primarily by collecting and investing premiums in advance of paying claims. The NSA Group had positive cash flow from operations of approximately $51 million in the first nine months of 2002, $33 million in 2001, $25 million in 2000 and $3 million in 1999.

      We believe that the $122 million in proceeds remaining from this offering will provide sufficient resources to meet our liquidity requirements. In addition, we intend to have a bank credit line established within the next six months. However, if these funds and funds generated from operations, including dividends and tax payments from our insurance subsidiaries, are insufficient to meet fixed charges in any period, we would be required to generate cash through borrowings, sales of assets, or similar transactions.

      At September 30, 2002 and December 31, 2001, the NSA Group owned publicly traded equity securities with a market value of $27 million and $45 million, respectively. Since significant amounts of these are concentrated in a relatively small number of companies, decreases in the market prices could adversely affect the insurance companies’ capital, potentially impacting the amount of dividends available or necessitating a capital contribution. Conversely, increases in the market prices could have a favorable impact on the companies’ dividend-paying capability.

      2001 Quota Share Agreement. Effective April 2001, our insurance subsidiaries entered into a reinsurance agreement with Inter-Ocean Reinsurance Limited, under which our subsidiaries agreed to cede 90% of their personal auto physical damage business for policies written from April 1, 2001 to December 31, 2002. This reinsurance enabled AFG to reallocate some of its capital to its specialty lines operations. We have renewed this agreement for 2003 on terms substantially equivalent to those in effect in 2002. We have the flexibility in 2003 to adjust, on a quarterly basis, the percentage of business to be ceded under the reinsurance agreement. The percentage ceded may be reduced to as low as 20%. No adjustments with respect to future quarters can be predicted at this time but will be determined based on business conditions. Premiums ceded under this agreement from inception through December 31, 2001 and for the nine months ended September 30, 2002 were $219.5 million and $236.3 million, respectively.

      The Inter-Ocean reinsurance agreement was recently amended to include coverage of Great American’s personal lines business written through independent agents for policies in effect since January 1, 2002, and unearned premium at December 31, 2001 that we would otherwise assume as part of the Assumed Agency Business. Accordingly, Great American’s participation in the Inter-Ocean reinsurance agreement reduces the size of the Assumed Agency Business.

      Investments — NSA Group. Our investment portfolio at September 30, 2002, contained $1 billion in fixed maturity securities and $27 million in equity securities, all carried at market value with unrealized gains and losses reported as a separate component of shareholder’s equity on an after-tax basis. At September 30, 2002, we had pretax net unrealized gains of $32.4 million on fixed maturities and a pretax unrealized loss of $2.0 million on equity securities.

      Approximately 94% of the fixed maturities that we hold were rated “investment grade” (credit rating of AAA to BBB) by nationally recognized rating agencies at September 30, 2002. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or noninvestment grade.

      Investments in mortgage-backed securities (which we refer to as “MBSs”) represented approximately one-sixth of our fixed maturities at September 30, 2002. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of lower rates. Due to the decline in the general level of interest rates in 2002, the NSA Group has experienced an increase in the level of prepayments on its MBSs; these prepayments have not been reinvested at interest rates comparable to the rates on the prepaid MBSs. Approximately 95% of our MBSs are rated “AAA” and all are investment grade.

      Summarized information for securities with unrealized gains in the NSA Group’s balance sheet at September 30, 2002 and for those with unrealized losses at that date follows:

	Securities	Securities
	with	with
	Unrealized	Unrealized
	Gains	Losses

	(dollars in millions)
Fixed Maturities
Market value of securities	$861.9	$152.1
Amortized cost of securities	$811.3	$170.3
Gross unrealized gain or loss	$50.6	$18.2
Market value as a % of amortized cost	106.2%	89.3%
Number of security positions held	338	74
Number individually exceeding $500,000 gain or loss	12	11
Concentration of gains or losses by type or industry (exceeding 5% of unrealized):
Mortgage-backed securities	$6.0	$.3
U.S. Government and government agencies and authorities	5.4	—
States, municipalities and political subdivisions	4.6	—
Banks	4.3	—
Electric services	3.4	1.6
Natural gas transmission and distribution	1.2	1.3
Telephone communications	1.1	1.8
Air transportation	.3	4.9
Cable television	—	1.7
Measuring and controlling devices	—	1.1
Percentage rated investment grade	99%	64%

	Securities	Securities
	with	with
	Unrealized	Unrealized
	Gains	Losses

	(dollars in millions)
Equity Securities
Market value of securities	$3.3	$22.4
Cost of securities	$2.9	$24.8
Gross unrealized gain or loss	$.4	$2.4
Market value as a % of cost	113.8%	90.3%
Number individually exceeding $500,000 gain or loss	—	2

      The table below sets forth the scheduled maturities of fixed maturity securities at September 30, 2002 based on their market values.

	Securities	Securities
	with	with
	Unrealized	Unrealized
	Gains	Losses

Maturity
One year or less	7%	2%
After one year through five years	26	39
After five years through ten years	33	36
After ten years	17	9

	83	86
Mortgage-backed securities	17	14

	100%	100%

      We realized aggregate losses of $6.9 million during the first nine months of 2002 on $55.3 million in sales of fixed maturity securities (21 issues; 17 issuers) that had unrealized losses at December 31, 2001 of $4.8 million. Market values of ten of the securities increased an aggregate of $1.5 million from December 31, 2001 to date of sale. Two of the securities were Qwest Communications bonds that decreased in value by a total of $2.6 million from December 31, 2001 to the date of sale due to the decline in Qwest’s financial condition. Market values of the remaining nine securities decreased an aggregate of $1 million from December 31, 2001 to the sale date. Twelve of the 21 issues had unrealized losses greater than $100,000 at December 31, 2001. Excluding Qwest, actual losses on sale of these securities were $621,000 lower than the unrealized loss at December 31, 2001.

      We realized aggregate losses of $1.3 million during 2001 on $24.7 million in sales of fixed maturity securities (11 issues; 11 issuers) that had unrealized losses at December 31, 2000. Market values of six of the securities increased an aggregate of $706,000 from December 31, 2000 to the date of sale. Market values of the remaining five securities decreased an aggregate of $310,000 from December 31, 2000 to the sale date. Five of the 11 issues had unrealized losses greater than $100,000 at December 31, 2000; actual losses on the sale of these securities were $547,000 lower than the unrealized loss at December 31, 2000.

      Although we had the ability to continue holding these investments, our intent to hold them changed due primarily to deterioration in the issuer’s credit, decisions to lessen exposure to a particular credit or industry, or decisions to modify asset allocation within the portfolio.

			Market
	Aggregate	Aggregate	Value as %
	Market	Unrealized	of Cost
	Value	Gain (Loss)	Basis

	(dollars in millions)
Fixed Maturities
Securities with unrealized gains:
Exceeding $100,000 at 9/30/02 and for:
Less than one year (155 issues)	$528.4	$37.1	107.6%
More than one year (21 issues)	83.7	6.6	108.6
Less than $100,000 at 9/30/02 (162 issues)	249.8	6.9	102.8

	$861.9	$50.6	106.2%

Securities with unrealized losses:
Exceeding $100,000 at 9/30/02 and for:
Less than one year (32 issues)	$66.6	$(13.2)	83.5%
More than one year (10 issues)	16.6	(3.7)	81.8
Less than $100,000 at 9/30/02 (32 issues)	68.9	(1.3)	98.1

	$152.1	$(18.2)	89.3%

Equity Securities
Securities with unrealized gains:
Exceeding $100,000 at 9/30/02 and for:
Less than one year (none)	$—	$—	—%
More than one year (2 issues)	.6	.3	200.0
Less than $100,000 at 9/30/02 (5 issues)	2.7	.1	103.8

	$3.3	$.4	113.8%

Securities with unrealized losses:
Exceeding $100,000 at 9/30/02 and for:
Less than one year (5 issues)	$21.3	$(1.6)	93.0%
More than one year (1 issue)	.6	(.6)	50.0
Less than $100,000 at 9/30/02 (4 issues)	.5	(.2)	71.4

	$22.4	$(2.4)	90.3%

      When a decline in the value of a specific investment is considered to be “other than temporary,” a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are “other than temporary” requires judgment based on subjective as well as objective factors. Factors we consider and resources we use include:

•	whether the unrealized loss is credit-driven or a result of changes in market interest rates,

•	the extent to which market value is less than cost basis,

•	historical operating, balance sheet and cash flow data contained in issuer SEC filings,

•	issuer news releases,

•	near-term prospects for improvement in the issuer and/or its industry,

•	industry research and communications with industry specialists,

•	third party research and credit rating reports,

•	internally generated financial models and forecasts,

•	discussions with issuer management, and

•	ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

      Based on our analysis, we believe (i) that we will recover our cost basis in the securities with unrealized losses and (ii) that we have the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity.

      Net realized gains (losses) on securities sold and charges for “other than temporary” impairment on securities held were as follows:

	Net Realized
	Gains (Losses)	Charges for
Period Ended	on Sales	Impairment	Other		Total

	(in millions)
September 30, 2002	$1.4	$(7.7)	$(.1	)*	$(6.4)
December 31, 2001	10.3	(16.2)	—		(5.9)
December 31, 2000	(2.4)	(3.0)	—		(5.4)
December 31, 1999	22.6	—	—		22.6

*	Adjustments to reflect warrants at fair value.

      Increased impairment charges in recent years reflect, among other things, a rise in corporate defaults in the marketplace.

     Uncertainties.

      Property and Casualty Insurance Reserves. Liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims are estimated based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, management monitors items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. Adjustments to reserves are reflected in the results of operations in the periods in which estimates change.

      Exposure to Market Risk. Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio which is exposed to interest rate risk and, to a lesser extent, equity price risk.

      Fixed Maturity Portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This practice allows us to be flexible in reacting to fluctuations of interest rates. We manage the portfolios of our insurance companies to attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

      The following table provides information about the NSA Group’s fixed maturity investments that are sensitive to interest rate risk. The table shows expected principal cash flows and related weighted average interest rates by expected maturity date for each of the five subsequent years and collectively for all years thereafter. We include callable bonds and notes based on call date or maturity date depending upon which date produces the most conservative yield. We include mortgage-backed securities and sinking fund issues based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	September 30, 2002		December 31, 2001		December 31, 2000

	Principal		Principal		Principal
Year	Cash Flows	Rate	Cash Flows	Rate	Cash Flows	Rate

	(dollars in millions)
Remainder of Current Year	$15.1	6.78%	n/a		n/a
Subsequent Calendar Year	123.5	6.85%	$63.7	7.51%	$41.7	7.21%
2nd Subsequent Calendar Year	79.0	6.86%	143.9	7.05%	53.4	6.67%
3rd Subsequent Calendar Year	125.4	6.42%	89.1	7.03%	135.2	7.08%
4th Subsequent Calendar Year	88.3	6.38%	119.4	6.58%	88.7	7.02%
5th Subsequent Calendar Year	85.4	7.04%	137.1	6.32%	121.1	6.91%
Thereafter	461.7	6.24%	523.1	6.79%	583.5	6.97%

Total	$978.4	6.48%	$1,076.3	6.80%	$1,023.6	6.98%

Fair Value	$1,023.0		$1,082.8		$991.4

      Equity Price Risk. Equity price risk is the potential economic loss from adverse changes in equity security prices. Although our investment in equity securities is only 2.5% of the NSA Group’s total investments at September 30, 2002, it is concentrated in a relatively limited number of positions; approximately seven-eighths of the total is in three investments. We believe this approach allows us to more closely monitor the companies and industries in which they operate.

Results Of Operations

      Underwriting. Infinity’s insurance subsidiaries sell nonstandard, standard and preferred personal auto insurance and, to a lesser extent, nonstandard commercial auto coverage and a complement of other personal lines insurance products. Nonstandard coverage is a product designed for drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage.

      Underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio which is a sum of the ratios of losses and loss adjustment expenses (“LAE”) and underwriting expenses to earned premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

      While losses on claims reported are generally determinable, the process of determining overall loss and LAE reserves is also highly dependent upon the use of estimates in the case of losses incurred or expected but not yet reported or developed. Actuarial procedures and projections are used to obtain “best estimates” which are then included in the overall results. These estimates are subject to changes in claim amounts and frequency and are periodically reviewed and adjusted as additional information becomes known. In accordance with industry practices, such adjustments are reflected in current year underwriting results. As a result, the ratio of loss and LAE expenses component of the combined ratio includes development of prior year reserves in addition to provision for losses and LAE occurring in the current year.

      Underwriting expenses include expenses that vary directly with premium volume (commissions) as well as expenses that are relatively fixed (administrative expenses). Accordingly, underwriting expenses tend to move in the same direction as premiums but at a slower rate. As a result, the underwriting expense ratio tends to decrease when premiums grow and increase when premiums decline.

      Since early 2000, Infinity’s insurance subsidiaries have been increasing their premium rates with a goal of achieving underwriting profits, even if it entails foregoing volume. Management expects rate increases to continue during 2003 but at a reduced pace and level. As with all property and casualty companies, the beneficial impact of these price increases is reflected in our financial results over time. We implement price increases on our in-force policies as they are renewed, which generally takes between six and twelve months for our entire book of business. We recognize increased premiums on particular policies as the premiums are earned, generally over the course of the six to twelve months after the policy is effective.

      Net earned premiums and combined ratios for the NSA Group and the Assumed Agency Business were as follows:

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(dollars in millions)
Net Earned Premiums (GAAP)
NSA Group:
Gross written premiums	$727.0	$738.2	$962.3	$1,077.7	$946.7
Ceded reinsurance	(240.2)	(149.1)	(224.7)	(3.8)	(5.7)

Net written premiums	486.8	589.1	737.6	1,073.9	941.0
Change in unearned premiums	9.2	139.5	178.8	(30.6)	3.5

Net earned premiums	$496.0	$728.6	$916.4	$1,043.3	$944.5

Assumed Agency Business:
Net written premiums	$54.7	$124.2	$165.3	$133.1	$133.3
Change in unearned premiums	29.9	(12.6)	(15.4)	(4.2)	5.2

Net earned premiums	$84.6	$111.6	$149.9	$128.9	$138.5

Combined Ratios (GAAP)
NSA Group:
Loss and LAE ratio	78.8%	85.0%	82.1%	87.8%	77.3%
Underwriting expense ratio	16.7	21.8	22.1	22.0	22.6
Combined ratio	95.5%	106.8%	104.2%	109.8%	99.9%
Assumed Agency Business:
Loss and LAE ratio	85.0%	77.2%	81.2%	72.4%	52.9%
Underwriting expense ratio	24.9	29.4	28.6	30.4	33.7
Combined ratio	109.9%	106.6%	109.8%	102.8%	86.6%
Weighted Average NSA and Agency:
Loss and LAE ratio	79.7%	84.0%	82.0%	86.1%	74.2%
Underwriting expense ratio	17.9	22.8	22.9	22.9	24.0
Combined ratio	97.6%	106.8%	104.9%	109.0%	98.2%

      September 2002 compared to September 2001. The NSA Group’s net earned premiums decreased $233 million (32%) during the first nine months of 2002 due primarily to the Inter-Ocean reinsurance agreement, effective April 1, 2001, under which the NSA Group cedes 90% of the personal automobile physical damage business written by its insurance subsidiaries. Excluding the effect of this agreement, net earned premiums declined approximately 9%, reflecting lower business volume partially offset by the impact of rate increases. Policies in force declined 16% from approximately 786,000 on September 30, 2001 to 658,000 on September 30, 2002. The decline in policy counts is due to rate increases and actions taken to reduce business in certain non-focus or non-profitable states as well as decisions by insureds not to renew. In the first nine months of 2002, the NSA Group increased personal auto rates about 10% over rates in effect at year end 2001. As a result of rate increases implemented over the last year, the loss and LAE ratio improved by 6.2 points compared to the first nine months of 2001. The expense ratio for the first nine months of 2002 improved by 5.1 points over the first nine months of 2001, reflecting a $76 million (48%) decline in underwriting expenses resulting primarily from a $59 million increase in ceding commissions earned. The improvement in the loss and expense ratios led to an improvement in the combined ratio of 11.3 points, from 106.8% in the first nine months of 2001 to 95.5% in the first nine months of 2002.

      Net earned premiums of the Assumed Agency Business decreased $27 million (24%) in the first nine months of 2002 reflecting the impact of the Inter-Ocean reinsurance agreement, effective January 1, 2002, under which 90% of Great American’s personal automobile physical damage business written through independent agents was ceded. Excluding the effect of this agreement, net earned premiums increased $9.7 million (9%) reflecting rate increases implemented in the later part of 2001, partially offset by a reduction in volume from certain unprofitable business. The combined ratio increased 3.3 points as an increase in prior year development was partially offset by the shift away from underperforming business and the increase in rates over the past year. Underwriting expenses fell $11.8 million in the first nine months of 2002 compared to 2001 reflecting Great American’s receipt of a $13 million ceding commission on premiums ceded under the Inter-Ocean reinsurance agreement.

      2001 compared to 2000. The NSA Group’s net earned premiums decreased $127 million (12%) in 2001 due primarily to the automobile physical damage reinsurance agreement discussed above. Excluding the effect of the agreement, net earned premiums were flat in 2001. Policies in force declined 19% as some customers decided not to renew policies at higher rates. The NSA Group increased personal auto rates approximately 15% in 2001. The 2001 combined ratio improved 5.6 points compared to 2000 as the effect of rate increases in 2001 and 2000 more than offset a $5.1 million charge to write-off policy-processing software that was not in use. The NSA Group’s underwriting expenses decreased $27 million (12%) during 2001 as the $38 million ceding commission earned on the reinsurance agreement more than offset increased salaries and employee-related expenses.

      The $21 million (16%) increase in net earned premiums for the Assumed Agency Business was due primarily to volume growth across numerous states stemming from a 10% increase in new agents. The increase in the combined ratio resulted from insufficient pricing on new business. The Assumed Agency Business’s underwriting expenses increased $3.6 million (9%) in 2001 primarily due to increased commissions on higher premiums.

      2000 compared to 1999. The NSA Group’s net earned premiums increased $99 million (10%) in 2000 due to expanded writings primarily in New York, California and Florida. The combined ratio for 2000 increased due to (i) increased auto claim frequency and severity (particularly in medical and health related costs) and (ii) the impact of a very competitive pricing environment on policies written during 1999 and early 2000. In an effort to alleviate increasing losses, the NSA Group increased personal auto rates approximately 15% in 2000. The NSA Group’s underwriting expenses increased $16 million (8%) reflecting the increase in premiums.

      Net earned premiums for the Assumed Agency Business decreased $9.6 million (7%) from 1999. The combined ratio increased 16.2 points as the combined ratio in 1999 benefited from approximately 18 points of favorable development of prior year loss reserves.

      Investment Income. Changes in the NSA Group’s net investment income reflect fluctuations in market rates and changes in average invested assets. Fluctuations in average invested assets reflect primarily the timing of dividends and capital contributions as the NSA Group’s capital requirements and the cash needs of the holding company for the NSA Group change.

      The Assumed Agency Business represents a portion of Great American’s personal lines business and is not a separate legal entity; accordingly, it does not have a separate investment portfolio and related investment income.

      September 2002 compared to September 2001. Net investment income decreased $10.4 million in the first nine months of 2002 compared to the same period in 2001 due primarily to (i) a $4.2 million increase in interest expense (included in net investment income) on funds held from the aforementioned automobile reinsurance agreement (ii) a decrease in interest rates and (iii) a 7% decrease in average invested assets. Average invested assets decreased due primarily to dividends paid in the fourth quarter of 2001 and the second and third quarters of 2002.

      2001 compared to 2000. Net investment income increased $5.9 million in 2001 due primarily to a 12% increase in average invested assets in fixed maturity securities, partially offset by $3.1 million in interest expense on funds held from the Inter-Ocean reinsurance agreement discussed above. Average invested assets increased due primarily to a capital contribution received in the fourth quarter of 2000.

      2000 compared to 1999. Net investment income decreased $5.0 million in 2000 due primarily to a 5% decrease in average invested assets. Average invested assets decreased primarily due to dividend payments made during 1999 and 2000.

      The remaining discussion of results of operations relates to the NSA Group’s Combined Statement of Operations.

     Realized Gains (Losses) on Investments.

      September 2002 compared to September 2001. Realized gains (losses) on investments include provisions for other than temporary impairment of securities still held of $7.7 million in the first nine months of 2002 and $9.1 million in the first nine months of 2001. Increased impairment charges in recent years reflect, among other things, a rise in corporate defaults in the marketplace.

      The NSA Group owns warrants to buy the common stock of a publicly traded company. Under generally accepted accounting principles, these investments are considered derivatives and marked to market resulting in realized gains and losses. Realized gains (losses) on investments include a loss of $84,000 in the first nine months of 2002 to adjust the carrying value of these warrants to their market value of $1.1 million at September 30, 2002.

      2001 compared to 2000. Realized gains (losses) on investments include provisions for other than temporary impairment of securities still held of $16.2 million in 2001 and $3.0 million in 2000.

      2000 compared to 1999. Realized gains (losses) on investments in 1999 include gains of $24.0 million from the sale of equity securities.

     Other Operating and General Expenses.

      September 2002 compared to September 2001. Other operating and general expenses for the NSA Group for the first nine months of 2001 include goodwill amortization of $1.7 million. Under SFAS No. 142, which was implemented January 1, 2002, goodwill is no longer amortized. Excluding 2001 goodwill amortization, other operating and general expenses increased $5.7 million due primarily to a $5.3 million litigation settlement.

      2001 compared to 2000. Other operating and general expenses for the NSA Group decreased $4.6 million (19%) due primarily to a $3.7 million reduction in corporate litigation expenses.

      2000 compared to 1999. Other operating and general expenses for the NSA Group increased $5.0 million (26%) due primarily to a $2.7 million increase in corporate litigation expenses and a $3.4 million increase in charge-offs of premium balances due from policyholders. The rise in charge-offs reflects the effects of a temporary easing (in 1999) of policy payment terms.

      Income Taxes. The NSA Group’s effective tax rate was 38% in 2001, 35% in 2000 and 36% in 1999. See Note G to the NSA Group’s historical audited financial statements for an analysis of items affecting the NSA Group’s effective tax rate.

      Equity in Affiliate Losses. Equity in net losses of affiliates for 2000 and 1999 represents our proportionate share of the results of Chiquita Brands International, an affiliate of AFG during those periods. Chiquita reported net losses attributable to common shareholders of $112 million in 2000 and $75.5 million in 1999. In 2001, we suspended accounting for Chiquita under the equity method due to Chiquita’s pending restructuring.

      Equity in net losses of affiliates for 2000 also includes a $14.2 million pretax charge to writedown the NSA Group’s investment in Chiquita to quoted market value at December 31, 2000.

      Recent Accounting Standards. In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 141, business combinations initiated after June 30, 2001 are required to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill is no longer amortized beginning January 1, 2002, but is subject to an impairment test at least annually. We completed the transitional test for impairment in 2002 with no writedown required. Other operating and general expenses for the NSA Group include goodwill amortization of $2.2 million in each of 2001, 2000 and 1999. The carrying value of goodwill at December 31, 2001, was $70.3 million for the NSA Group and $5 million for the Assumed Agency Business.

Operations of AFG Personal Segment

      The following information concerning AFG’s Personal segment has been supplied to us by AFG. The NSA Group and the Assumed Agency Business comprised approximately 90% of AFG’s Personal segment based on earned premiums in 2001. AFG’s segment also includes personal lines businesses that sell directly to consumers, as well as certain foreign personal lines businesses, neither of which were transferred to Infinity. The results of operations of the AFG Personal segment are different from our results of operations. The following discussion of the underwriting results of AFG’s Personal reporting segment is presented to provide the historical financial performance for this AFG segment.

      GAAP premiums and underwriting ratios for AFG’s Personal segment were as follows (dollars in millions):

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

Net Written Premiums	$652	$813	$1,040	$1,311	$1,154
Net Earned Premiums	697	924	1,183	1,270	1,163
Loss and LAE Ratio	81.5%	83.3%	82.1%	83.6%	75.7%
Underwriting Expense Ratio	20.0%	25.9%	25.8%	25.0%	25.0%
Combined Ratio	101.5%	109.2%	107.9%	108.6%	100.7%

     September 2002 compared to September 2001.

      The AFG Personal segment’s net written premiums decreased 20% due primarily to the Inter-Ocean reinsurance agreement, effective April 1, 2001 under which 90% of the auto physical damage insurance written through the agency channel is ceded. Excluding the effect of this agreement, net written premium declined approximately 1%, reflecting lower business volume partially offset by the impact of rate increases. In the first nine months of 2002, the segment increased rates approximately 10% over the rates in effect at December 31, 2001, across all its lines of business. As a result of these rate increases, the loss and LAE ratio improved 1.8 points compared to the first nine months of 2001 reflecting a 4.3 point improvement in the agency business, partially offset by adverse development in the 2001 accident year direct business reserves. The expense ratio for the first nine months of 2002 improved by 5.9 points over the first nine months of 2001, reflecting in part a $72 million increase in ceding commissions due to the Inter-Ocean agreement and a $10 million reduction in marketing and media costs of the direct business. These changes resulted in an improvement of 7.7 points in the combined ratio.

     2001 compared to 2000

      The Personal segment’s 21% decline in net written premiums in 2001 reflects the impact of the Inter-Ocean reinsurance agreement effective April 1, 2001. Excluding the effect of this agreement, the Personal segment’s net written premiums declined about 4% in 2001 as lower business volume was partially offset by the impact of rate increases.

      The segment implemented rate increases of about 14% in 2001. As a result of these rate increases, the loss and LAE ratio improved 1.5 points reflecting a 4.1 point improvement in the agency businesses, partially offset by deterioration in the loss and LAE of the direct business. The deterioration in the loss and LAE ratio of the direct business was the result of the absence of favorable development that occurred in 2000.

     2000 compared to 1999

      The Personal segment’s 14% increase in net written premiums in 2000 reflects firming market prices in the nonstandard auto market and expanded writings in certain private passenger automobile markets. During this period, the loss and LAE ratio deteriorated 7.9 points due to increased auto claim frequency and severity and the impact of under priced policies written in 1999 partially offset by favorable development on direct business reserves related to years prior to AFG’s acquisition of its direct business in 1999. The underwriting expense ratio remained flat reflecting an improvement in the underwriting expense ratio of the agency business due to increased premium volume offset by increased direct business underwriting expenses including advertising and media expenditures. These changes resulted in deterioration in the combined ratio of 7.9 points.

BUSINESS

      We are a national provider of personal automobile insurance with an emphasis on nonstandard auto insurance. Nonstandard auto insurance provides coverage to drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage. We also write standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.

      Our products are offered primarily through a network of approximately 14,000 independent agencies, and, based on data published by A.M. Best, we believe we are the second largest provider of nonstandard auto coverage through independent agents in the United States, behind only The Progressive Corporation. While licensed to write insurance in every state, we focus on 25 states which we believe provide the greatest opportunity for profitable growth.

      In 2001, we generated, on a pro forma basis, $1.13 billion in gross premiums written, $903 million in net premiums written and had a net loss of $3.0 million. In that year, approximately 96% of our business was personal auto and the remaining 4% was homeowners, umbrella liability, boat owners and nonstandard commercial auto coverages. While there is no precise, industry-recognized definition of nonstandard auto insurance, we estimate that, in 2001, approximately four-fifths of our personal auto business was nonstandard coverage. At September 30, 2002, we had total assets of $2.0 billion, liabilities of $1.6 billion and shareholders equity of $368 million, respectively, as adjusted to give effect to the common stock offering and the completion of this offering and the use of proceeds of this offering in part to repay our $55 million note payable to AFG.

Our Strengths

      We believe that we are well positioned to compete in today’s market through various strengths that should enable us to build upon our history of favorable underwriting results. The following table compares our statutory combined ratio in past years with those of the personal lines insurance industry as a whole. The statutory combined ratio is the sum of the loss ratio (the ratio of losses and loss adjustment expenses to net earned premiums) and the expense ratio (when calculated on a statutory accounting basis, the ratio of underwriting expenses to net written premiums). When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

	2002(1)	2001	2000	1999	1998	1997	1997-2001	1992-2001

Infinity	95.3%	104.6%	108.7%	98.7%	97.0%	97.0%	101.0%	101.4%
Industry	104.9%	110.9%	109.9%	104.5%	102.7%	99.8%	105.8%	105.7%

(1)	Combined ratio through September 30, 2002.

      Statutory combined ratios shown here are obtained from A.M. Best. A.M. Best compiles these insurance industry statistics based on financial statements that are prepared on a statutory accounting basis and filed with the various state insurance departments. We are not aware that similar industry statistics are available on a GAAP basis.

      Our Product Focus. We are focused on writing personal automobile insurance through independent agents. We believe this focus has helped us to become one of the largest writers of nonstandard auto insurance with a selected presence in the standard and preferred segments. Focusing on the personal auto market, we develop innovative products and service niche markets across the entire range from nonstandard to preferred. For example, we have developed programs to focus on the Southern California Latino market, which we believe have given us an important position in a growth market. To distinguish our standard and preferred products from our competitors, we include complementary roadside assistance and other travel-related benefits that we believe have increased our retention rates.

      Our Expertise in Risk Segmentation. We believe that appropriate risk segmentation is the primary way in which we can maximize underwriting performance. We evaluate risks in great detail and use sophisticated proprietary databases and risk models to offer each driver the appropriate rate. For example, while many insurers evaluate drivers’ ages based on broad groupings, we look at exact age to reflect differences in risk more accurately. In addition to varying rates, we offer coverage terms tailored to unique market needs.

      Our Claims Handling Capability. We believe that properly handling claims controls the amounts we pay to settle claims and increases customer and agent satisfaction. We employ approximately 1,400 claims personnel located throughout the United States, and we provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report. This approach allows us to consistently apply our philosophy of paying valid claims promptly while denying non-meritorious claims.

      Our Agency Relationships. We have a long-term commitment to independent agencies and see them as a very effective, variable cost distribution channel for personal automobile insurance. We have active relationships with approximately 14,000 independent agencies whom we support with competitive compensation programs, agency interface technology and an array of support programs.

      Our Low Cost Structure. Controlling expenses allows us to price competitively and achieve better underwriting returns. Over the last five years, our ratio of underwriting expenses to premiums has averaged 22.9%, which is 4.8 points better than the personal lines industry average of 27.7% for the same period. Ongoing consolidation of our historically separate business units is expected to generate savings during 2003 and additional expense reductions in future years as the consolidation efforts are completed.

      Our Management Experience. We have an experienced management team. James R. Gober, Chief Executive Officer and President, has been with our companies for 24 years, most recently as President of the NSA Group. Since 1991, Mr. Gober has been the principal operating officer of some or all of the companies within the NSA Group. John R. Miner, Executive Vice President, spent five years with Chubb and has been with AFG for 14 years, most recently as President of Great American’s Personal Lines Division.

      Our Financial Strength. We have a conservative investment portfolio. At September 30, 2002, the portfolio consisted of 97% fixed maturity securities, 94% of which are investment grade. A.M. Best has assigned our insurance subsidiaries an “A (Excellent)” rating which, according to A.M. Best, reflects our solid capitalization, favorable overall operating performance, adequacy of loss reserves and strong nonstandard auto market presence. “A (Excellent)” is the third highest of A.M. Best’s 16 ratings behind “A++ and A+ (Superior).” A.M. Best ratings do not represent a recommendation to buy, sell or hold securities.

Our Strategy

      Our goal is to maximize shareholder value by focusing on underwriting profitability and long-term return on equity. We will pursue this goal through a strategy of:

Product focus. We will focus on personal automobile insurance where we expect the nonstandard business to benefit from an improving price environment and where we will have a selected presence in standard and preferred segments.

Distribution focus. We will focus on the independent agent channel as a cost-effective system to access the personal auto insurance market and provide us a flow of customers.

Geographic focus. We will focus on the states that we believe offer us the greatest opportunity for profitable growth. Target states will be distinguished by their personal auto insurance market size and legal and regulatory environments that we view as conducive to the profitability of our business.

Disciplined pricing. We will demand adequate rates to achieve underwriting profitability and are willing to forego volume if necessary to achieve our profit objectives. We will remain committed to setting individual rates more accurately than our competitors.

Field claim handling. We will emphasize prompt response to claims by our own local claim adjusters in a manner that will continue to deliver good service to our customers and provide effective control of the claim resolution process.

Controlled operating expenses. We will manage our cost structure to be competitive and will remain committed to reducing costs further through consolidation designed to eliminate redundancies and achieve greater efficiencies.

The Personal Automobile Market

      Personal auto insurance is the largest line of property and casualty insurance accounting for approximately 39% or $128 billion of the total $329 billion of annual industry premiums. Personal auto insurance provides coverage to drivers for liability to others for both bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and other perils. Personal auto insurance is comprised of preferred, standard and nonstandard risks. Nonstandard insurance is intended for drivers who, due to their driving record, age or vehicle type, represent a higher than normal risk. As a result, customers that purchase nonstandard auto insurance generally pay higher premiums for similar coverage than drivers qualifying for standard or preferred policies. While there is no established industry-recognized demarcation between nonstandard policies and all other personal auto policies, we believe that nonstandard auto risks generally constitute between 15% and 20% of the personal automobile insurance market, with this range fluctuating according to competitive conditions in the market. Approximately one-third of all personal automobile insurance is sold by independent agents.

      The personal auto insurance industry is cyclical, characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. In the late 1990s, many automobile insurers attempted to capture more business by reducing rates. We believe that these industry-wide rate reductions combined with increased severity trends during the period contributed to the deterioration of industry loss ratios in the years 1999 through 2001. We began implementing rate increases in early 2000. Since that time, most of the industry, including some of the largest companies, have begun to raise rates and tighten underwriting standards in order to address poor results. Other insurance companies have recently withdrawn from the market because of their inability to compete successfully, impaired capital positions, or because of a decrease in the availability of reinsurance.

Our Products

      Personal Automobile is our primary insurance product. It provides coverage to individuals for liability to others for bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and various other perils. In addition, many states require policies to provide for first party personal injury protection, frequently referred to as no-fault coverage. We offer personal automobile insurance to nonstandard, standard and preferred customers. Personal automobile insurance accounted for approximately 96% of our gross written premiums for the year ended December 31, 2001.

      Nonstandard Commercial Automobile provides coverage to businesses for liability to others for bodily injury and property damage and for physical damage to businesses’ vehicles from collision and various other perils. We offer nonstandard commercial automobile insurance to businesses who employ one or more nonstandard risk drivers. We target businesses with fleets of 12 or fewer vehicles and generally avoid businesses which are involved in what we consider to be hazardous operations or interstate commerce. Nonstandard commercial automobile insurance accounted for approximately 3% of our gross written premiums for the year ended December 31, 2001.

      Homeowners and Other includes homeowners insurance and several other personal lines insurance products. We write homeowners insurance for dwellings, condominiums and rental property contents on a limited basis in selected markets. Homeowners insurance provides protection against losses from a wide variety of perils, as well as coverage for liability arising from ownership or occupancy. We also write coverage on a limited basis for personal watercraft, personal articles, such as jewelry, and umbrella liability protection. Homeowners and other insurance accounted for approximately 1% of our gross written premiums for the year ended December 31, 2001.

Pricing and Product Management

      The pricing segmentation approach that we utilize requires the extensive involvement of product managers who are responsible for the underwriting profitability of a specific state or region with the direct oversight of rate level structure by our most senior managers. Product managers work closely with our pricing and product development departments to generate rate level indications and other relevant data. This data enables our product managers to change the rate structure by evaluating detailed information, such as loss experience based on driver characteristics, financial responsibility scores and make/model of vehicles. Product managers are also responsible for obtaining approval of our rate filings from state insurance departments. We believe this approach has permitted us to respond more quickly than our competitors to adverse loss trends such as those experienced in 1999 and 2000 and to obtain faster approval for our filings. Unlike many of our competitors, we reacted by increasing personal auto rates across the NSA Group and Assumed Agency Business by 14% in 2000, again in 2001 and 10% in 2002. We expect to benefit from our rate actions and the price firming taking place in the market given the more recent rate actions by many of our competitors.

      Beyond the detailed pricing analysis, product managers are responsible for developing innovative products which meet the needs of our customers and provide us a competitive advantage in the marketplace. We have had success in designing products that provide the basic required coverage for our nonstandard customers, and products that include expanded coverage for our preferred customers.

Distribution and Marketing

      We distribute our products primarily through a network of approximately 14,000 independent agencies. Independent agencies were responsible for approximately 96% of our gross written premiums in 2001. In 2001, no one independent agency accounted for more than 2% of our gross written premiums, and only two agencies accounted for more than 1% of our gross written premiums. Another mode of distribution includes relationships with some non-affiliated property and casualty insurers that have their own captive agency forces. These companies usually provide standard and preferred auto coverage through one of their own companies while utilizing our companies for their nonstandard risks. We believe these are mutually beneficial relationships since our partners gain access to our nonstandard auto expertise and we gain access to a new distribution channel. This channel represented approximately 3% of gross written premiums in 2001. We also sell a small amount of business (representing less than 1% of our gross written premiums) via the Internet.

      We hold licenses to write auto insurance in all 50 states, but we focus on the 25 states which we believe provide the greatest opportunity for profitable growth considering the market size and the current legal and regulatory environment. In furtherance of this strategy, effective September 2002, we no longer accept new private passenger automobile insurance in New Jersey, and during the first quarter of 2003, will have our obligation to issue renewal policies assumed by an unaffiliated insurance company. For the year ended December 31, 2001 our top five states generated 60% of our gross premiums written. The following table sets forth the distribution of our gross premiums written by state as a percent of total gross written premiums for the periods indicated:

	2001	2000	1999

California	25%	23%	22%
Florida	10	10	9
New York	9	12	9
Connecticut	8	7	9
Georgia	8	8	10
All Other States	40	40	41

	100%	100%	100%

      Our business development department is responsible for the distribution and sale of our products through our independent agencies and strategic partners. This department is split into two key areas, field operations and corporate business development. The responsibilities of our field business development representatives include selecting agencies and strategic partners for appointment, training them to sell our products, and monitoring their operations to ensure compliance with our production and profitability standards. While most of the field activity occurs face-to-face in the producer’s office, we have had success with other approaches such as group seminars that focus on promoting our products and conducting training for our agents.

      Our corporate business development staff is responsible for our branding initiatives, cooperative advertising with our independent agents, sales promotions and agents incentives. In addition, this team is actively engaged in building agency relationships via telephone, e-mail, fax and direct mail.

      We believe that our ability to develop strong and mutually beneficial relationships with our agents is paramount to our success. We foster our agent relationships by providing them our software applications along with programs and services designed to strengthen and expand their marketing, sales and service capabilities. Our internet-based software applications provide many of our agents with real-time underwriting, claims and policy information. We believe the array of services that we offer to our agents adds significant value to their businesses. For example, we recently established the PASS Program (Providing Agents Service and Support). PASS is an incentive-based program through which our agents earn savings on service and support needs including technology, training, financial services, office supplies, advertising, promotion and travel.

      We focus particular attention on developing relationships with Latino agents, especially in Southern California. Over the past decade Latinos have been the fastest growing segment of the United States population according to U.S. Census Bureau data. For example, Latinos constitute an estimated 44.6% of the population in Los Angeles County. Over the past decade, we have actively developed close relationships with Latino agents by supporting their businesses and customers in their local communities. We have developed products and services that support their special needs and interests such as translating important documents to Spanish and providing bilingual customer service and claims personnel. We consider our position in this unique niche of the market, including our Infinity brand, to be a significant competitive advantage.

Claims Handling

      Our claims organization employs approximately 1,400 people and has 40 field branch offices and three regional offices. We provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report.

      We are committed to the field handling of claims and believe it provides better service to our customers and better control of the claim resolution process than alternative methods. We open claims branch offices in areas where we believe the volume of business will support them. Customer interactions can occur with generalists (multi-line claim representatives) and specialists (staff appraisers, field casualty representatives and special investigators) based on local market volume, density and performance. Nationally, over 50% of our claims are handled face-to-face. We strive for accuracy, consistency and fairness in our claim resolutions. We have an auditing program which measures performance in investigations, damage documentation and other relevant areas.

      Our claims organization is committed to defending against non-meritorious claims. This is done through referrals to our special investigations team. This team, made up of claims and former law enforcement professionals, works in concert with field operations to resolve questionable claims.

      The recent consolidation of our separate claims departments has allowed us to gain economies of scale and to eliminate redundancies. We believe that this will provide greater consistency in the claims handling process. We estimate that it will reduce claims handling costs by approximately $6 million annually, about $1 million of which has been realized during the first nine months of 2002.

Loss and Loss Adjustment Expense Reserves

      We estimate liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors which are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be greater or lower than recorded loss reserves, the reserve tail for personal auto coverage is shorter than that associated with many other property and casualty coverages and can, therefore, be established with less uncertainty than coverages having longer reserve tails.

      We review loss reserve adequacy quarterly. Our independent auditors also review the adequacy of our loss reserves as part of their audit procedures. Our reserves are also certified to state regulators annually. Reserves are adjusted as additional information becomes known. Such adjustments are reflected in current year operations.

      The following tables present the development of the NSA Group’s and the Assumed Agency Business’ loss reserves, net of reinsurance, on a GAAP basis for calendar years 1991 through 2001. The top line of each table shows the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and Loss Adjustment Expenses—As re-estimated at December 31, 2001, shows the re-estimated liability as of December 31, 2001. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

NSA GROUP

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

Liability for Unpaid Losses and Loss Adjustment Expenses (in millions):
As originally estimated	$210	$262	$385	$489	$569	$511	$525	$589	$543	$627	$608
As re-estimated at December 31, 2001	$190	$230	$347	$494	$567	$529	$530	$536	$504	$617	N/A
Liability Re-Estimated as of:
One year later	90.4%	89.0%	89.6%	96.8%	97.8%	99.5%	100.8%	95.0%	95.3%	98.5%
Two years later	90.2%	87.0%	89.3%	100.4%	98.6%	101.9%	103.3%	93.6%	92.9%
Three years later	89.9%	87.5%	89.7%	101.1%	99.2%	104.7%	102.5%	91.0%
Four years later	90.6%	87.3%	90.2%	100.9%	100.3%	104.3%	100.9%
Five years later	90.3%	87.8%	90.1%	101.5%	100.0%	103.5%
Six years later	90.8%	88.0%	90.4%	101.3%	99.5%
Seven years later	91.0%	88.3%	90.6%	100.9%
Eight years later	91.3%	88.4%	90.1%
Nine years later	91.4%	87.9%
Ten years later	90.7%
Cumulative deficiency (redundancy):	(9.3)%	(12.1)%	(9.9)%	0.9%	(0.5)%	3.5%	0.9%	(9.0)%	(7.1)%	(1.5)%	N/A

Cumulative Paid as of:
One year later	61.4%	59.9%	58.8%	64.1%	63.8%	62.9%	59.3%	54.5%	53.0%	53.5%
Two years later	80.7%	76.1%	76.9%	87.2%	85.0%	83.9%	81.3%	73.2%	69.6%
Three years later	85.6%	82.1%	84.6%	95.2%	93.2%	94.3%	90.8%	80.6%
Four years later	87.8%	84.9%	87.5%	98.2%	96.6%	98.7%	94.8%
Five years later	89.0%	86.2%	88.7%	99.6%	98.3%	100.4%
Six years later	89.6%	86.9%	89.4%	100.5%	98.4%
Seven years later	90.0%	87.3%	89.9%	100.3%
Eight years later	90.3%	87.7%	89.6%
Nine years later	90.7%	87.3%
Ten years later	90.3%

      The following is a reconciliation of the NSA Group’s net liability to the gross liability for unpaid losses and loss adjustment expense (in millions).

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

As originally estimated:
Net liability shown above	$210	$262	$385	$489	$569	$511	$525	$589	$543	$627	$608
Add reinsurance recoverables	6	7	11	7	5	12	6	10	10	13	37

Gross liability	$216	$269	$396	$496	$574	$523	$531	$599	$553	$640	$645

As re-estimated at December 31, 2001:
Net liability shown above	$190	$230	$347	$494	$567	$529	$530	$536	$504	$617
Add reinsurance recoverables	8	9	12	6	4	18	13	14	17	16

Gross liability	$198	$239	$359	$500	$571	$547	$543	$550	$521	$633	N/A

Gross cumulative deficiency (redundancy)	(8.2)%	(11.2)%	(9.2)%	0.9%	(0.6)%	4.5%	2.2%	(8.3)%	(5.7)%	(1.2)%	N/A

The following table presents the development of loss reserves for the Assumed Agency Business. Under the reinsurance agreement entered into with Great American, our insurance subsidiaries assumed the net reserves from Great American. Accordingly, gross reserves and net reserves are the same.

ASSUMED AGENCY BUSINESS

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

Liability for Unpaid Losses and Loss Adjustment Expenses (in millions):
As originally estimated	$139	$170	$171	$181	$189	$213	$190	$150	$118	$106	$116
As re-estimated at December 31, 2001	$111	$155	$182	$201	$204	$195	$146	$124	$119	$112	N/A
Liability Re-Estimated as of:
One year later	92.1%	94.6%	104.2%	104.0%	114.4%	106.2%	88.9%	84.1%	102.9%	104.9%
Two years later	84.0%	94.6%	104.3%	114.1%	118.0%	99.3%	78.0%	86.2%	100.6%
Three years later	84.4%	92.0%	108.9%	115.7%	113.6%	93.9%	79.5%	82.3%
Four years later	81.3%	93.7%	109.4%	113.7%	110.2%	93.3%	76.6%
Five years later	82.2%	94.2%	108.2%	112.3%	109.3%	91.7%
Six years later	82.4%	93.4%	107.7%	111.1%	108.0%
Seven years later	81.8%	93.1%	106.7%	110.6%
Eight years later	81.9%	92.0%	106.1%
Nine years later	80.0%	91.4%
Ten years later	79.8%
Cumulative deficiency (redundancy):	(20.2)%	(8.6)%	6.1%	10.6%	8.0%	(8.3)%	(23.4)%	(17.7)%	0.6%	4.9%	N/A

Cumulative Paid as of:
One year later	38.8%	50.0%	56.7%	60.5%	57.6%	51.4%	37.8%	38.6%	47.5%	47.0%
Two years later	59.6%	71.1%	81.3%	85.7%	86.0%	71.1%	55.2%	57.9%	69.5%
Three years later	70.6%	81.8%	94.9%	100.7%	97.7%	80.6%	65.2%	69.4%
Four years later	75.8%	88.3%	103.0%	106.4%	102.6%	85.6%	70.2%
Five years later	79.0%	91.8%	105.3%	108.9%	104.5%	88.1%
Six years later	80.8%	92.4%	106.5%	108.8%	105.8%
Seven years later	81.4%	92.8%	105.2%	109.5%
Eight years later	81.7%	91.1%	105.8%
Nine years later	79.5%	91.5%
Ten years later	79.9%

      These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Investments

     General

      We employ a conservative approach to investment and capital management intended to ensure that there is sufficient capital to support all the insurance premium that we can profitably write. The investment portfolio is managed by American Money Management Corporation, a wholly-owned subsidiary of AFG. Our board of directors has set investment guidelines and periodically review the portfolio performance for compliance with such guidelines.

      The following tables present the percentage distribution and yields of our investment portfolio (excluding investment in equity securities of affiliate corporations) as reflected in the financial statements.

	At	At December 31,
	September 30,
	2002	2001	2000	1999

Cash and Cash Equivalents	11.7%	5.1%	13.4%	5.4%
Fixed Maturities:
U.S. Government and Agencies	5.8	8.9	4.7	5.3
State and Municipal	6.6	4.2	4.1	2.1
Public Utilities	9.8	10.7	9.1	9.3
Mortgage-Backed Securities	13.7	11.7	8.0	8.4
Corporate and Other	46.6	54.8	56.5	65.9
Redeemable Preferred Stocks	.8	.6	.4	.5

	83.3	90.9	82.8	91.5
Net Unrealized Gains (Losses) on Fixed Maturities	2.7	.2	(1.2)	(4.3)

	86.0	91.1	81.6	87.2
Equity Securities	2.3	3.8	5.0	7.4

	100.0%	100.0%	100.0%	100.0%

	For the Nine	For the Years Ended
	Months Ended	December 31,
	September 30,
	2002	2001	2000	1999

Yield on Fixed Income Securities:
Excluding realized gains and losses	6.5%	6.7%	6.7%	6.9%
Including realized gains and losses	6.2%	6.8%	6.3%	6.8%
Yield on Equity Securities:
Excluding realized gains and losses	2.8%	2.8%	2.7%	2.4%
Including realized gains and losses	(11.9)%	(10.7)%	0.8%	30.2%
Yield on All Investments:
Excluding realized gains and losses	6.4%	6.6%	6.5%	6.6%
Including realized gains and losses	5.6%	6.1%	6.0%	8.5%

     Fixed Maturity Investments

      Our fixed maturity portfolio is invested primarily in taxable bonds. The NAIC assigns quality ratings which range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our bonds and redeemable preferred stocks, by NAIC designation and comparable Standard & Poor’s Corporation rating as of September 30, 2002.

			Market Value
NAIC		Amortized
Rating	Comparable S&P Rating	Cost	Amount	%

		(dollars in millions)
1	AAA, AA, A	$617.5	$654.5	64%
2	BBB	299.3	306.4	30

	Total investment grade	916.8	960.9	94%

3	BB	43.3	36.1	4
4	B	26.1	21.8	2
5	CCC, CC, C	3.4	3.2	*
6	D	1.0	1.0	*

	Total noninvestment grade	73.8	62.1	6%

	Total	$990.6	$1,023.0	100%

*	Less than 1%

      Fixed income investment funds are generally invested in securities with short-term and intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions and maintaining sufficient liquidity to meet policyholder obligations. At September 30, 2002, the average life of the NSA Group’s fixed maturities was about 5 1/2 years. See Note C to the NSA Group financial statements for the composition of our fixed income portfolio by scheduled maturity.

      For additional information regarding our investment portfolio and results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Investments — NSA Group.”

Competition

      The personal auto insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. In 2001, the five largest automobile insurance companies accounted for approximately 47% of the industry’s net written premiums and the largest ten accounted for approximately 62%. Over 380 insurance groups compete in the personal auto insurance industry, according to A.M. Best. Some of these groups may specialize in nonstandard auto insurance, while others, including State Farm, Allstate and Progressive provide a broad spectrum of personal auto insurance.

      We generally compete with other insurers on the basis of price, coverages offered, claims handling, customer service, agent commission, geographic coverage and financial strength ratings.

Regulatory Environment

      Our insurance company subsidiaries are generally subject to regulation and supervision by insurance departments of the jurisdictions in which they are domiciled or licensed to transact business. State insurance departments have broad administrative power relating to licensing insurers and agents, regulating premium rates and policy forms, establishing reserve requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions involving the insurers and prescribing the type and amount of investments. Under state insolvency and guaranty laws, regulated insurers can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Insurers are also required by many states, as a condition of doing business in the state, to participate in various assigned risk pools, reinsurance facilities or underwriting associations which provide various insurance coverages to individuals that otherwise are unable to purchase that coverage in the voluntary market. Participation in these involuntary plans is generally in proportion to voluntary writings of related lines of business in that state. The underwriting results of these plans traditionally have been unprofitable. The amount of premiums we might be required to assume in a given state in connection with an involuntary plan may be reduced because of credits we may receive for nonstandard policies that we write voluntarily. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel and non-renew policies.

      The insurance laws of the states of domicile of our insurance subsidiaries contain provisions to the effect that the acquisition or change of “control” of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of “control” arises from the ownership, control, possession with the power to vote or possession of proxies with respect to a specified percentage (generally 10%) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common stock.

      We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to shareholders and meet our debt payment obligations is largely dependent on dividends or other distributions from our insurance company subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare shareholder dividends. These subsidiaries may not make an “extraordinary dividend” until thirty days after the applicable commissioner of insurance has received notice of the intended dividend and has not objected in such time or the commissioner has approved the payment of the extraordinary dividend within the 30 day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31, or the insurer’s net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurer’s remaining surplus after payment of a cash dividend to shareholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs.

      Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed. Through September 30, 2002, $87 million in dividends had been paid. In the fourth quarter of 2002, the NSA Group’s insurance subsidiaries paid an additional $102.5 million in dividends. We estimate the maximum dividend payable during 2003 by these insurance companies without seeking regulatory approval to be about $43 million. If our insurance company subsidiaries are unable to make dividend payments to us, or are able to pay only limited amounts of dividends, we may be unable to pay dividends to shareholders or make payments on our debt.

      State insurance law requires our insurance companies to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance company subsidiaries need to maintain financial strength ratings which requires us to sustain capital levels in these subsidiaries. Each of these may limit the ability of our insurance subsidiaries to declare and pay dividends.

Reinsurance

      Like other insurers, we reinsure a portion of our business with other insurance companies. Ceding reinsurance permits diversification of risk and limits the maximum loss arising from large or unusually hazardous risks or catastrophic events. We are subject to credit risk with respect to our reinsurers, as the ceding of risk to reinsurers generally does not relieve us of liability to our insureds until claims are fully settled. To attempt to mitigate this credit risk, we cede business only to reinsurers that meet our credit ratings criteria.

      In April 2001, we entered into a 90% quota share agreement on the personal auto physical damage business written by the NSA Group with Inter-Ocean Reinsurance Company Ltd., an unaffiliated company which is rated “A (Excellent)” by A.M. Best. This quota share agreement, recently amended to include coverage of Great American’s personal lines that would otherwise be included in the Assumed Agency Business for both policies in effect since January 1, 2002 and unearned premium at December 31, 2001, covers business written through December, 2002. We renewed this agreement for 2003 on terms substantially equivalent to those in effect in 2002. We further minimize our credit risk by withholding premiums, in exchange for a fee, until all claims are resolved or the parties mutually agree to terminate the agreement. From time to time we enter into excess of loss reinsurance protection for both our personal and commercial automobile risks.

Ratings

      A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A (Excellent)”. According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position.

Legal Proceedings

      We have pending against us in certain states class action lawsuits that involve issues over the classification of employees under federal and state wage and hour laws; methods used to calculate claim payments on vehicles determined to be a total loss; whether there is an inherent diminished value in a damaged automobile that should be accounted for when calculating claim payment amounts; and interpretations of state-mandated fee schedules under personal automobile no-fault insurance laws. Our insurance companies also have lawsuits pending that seek extra-contractual damages from us in addition to damages claimed under an insurance policy. These lawsuits mirror similar lawsuits filed against other carriers in the industry and are in various stages of development. Although we are vigorously defending these lawsuits, the outcome of these disputes is currently uncertain.

Properties

      We lease an aggregate of 680,000 square feet of office space in numerous cities throughout the United States. Most of these leases expire within 8 years. Our most significant leased office spaces are located in suburban Atlanta, Birmingham (our principal office), Cincinnati, Windsor (Connecticut), St. Louis, and Los Angeles. We also own a 46,000 square foot office building in Dallas, most of which is used in our operations.

Employees

      We employ approximately 2,800 persons, none of whom are covered by collective bargaining arrangements.

American Financial Group’s Personal Segment

      General. The following information has been supplied to us by AFG. AFG reports its property and casualty insurance operations in two segments: Personal and Specialty. The following table shows 2001 net written premiums by subsidiary for each segment. The companies and business of the NSA Group and the personal business written through independent agents of the Great American Pool (first five line items below) have been transferred to Infinity.

	Net Written Premiums

Company	Personal		Specialty	Total	%

	(dollars in millions)
NSA Group
Atlanta Casualty Company	$224		$—	$224	8.7%
Infinity Insurance Company	239		—	239	9.3
Windsor Insurance Company	182		—	182	7.0
Leader Insurance Company	93		—	93	3.6

	738	(b)		738	28.6%
Great American Pool(a):
Written through independent agents	165	(b)	969	1,134	43.9%
Written directly with customers	122		—	122	4.7
El Aguila (foreign)	12		—	12	0.5
Republic Indemnity Company of America	3		236	239	9.3
Mid-Continent Casualty Company	—		183	183	7.1
American Empire Surplus Lines Insurance Company	—		75	75	2.9
National Interstate Corporation	—		73	73	2.8
Other	—		6	6	0.2

	$1,040		$1,542	$2,582	100.0%

	40.3%		59.7%	100%

(a)	The Great American Pool represents Great American Insurance Company and approximately 15 of its wholly-owned subsidiaries.

(b)	Shown as net written premium in the table on page 36 of this Prospectus.

      Operationally, the NSA Group is managed by a single executive management team. The remaining subsidiaries listed above are each managed by separate executive management teams.

      The following information relates to AFG’s Personal segment which writes primarily private passenger automobile liability and physical damage insurance, and to a lesser extent, homeowners’ insurance, and is comprised primarily of the NSA Group and the Assumed Agency Business. AFG’s segment also includes personal lines businesses that market directly to consumers and were not transferred to Infinity.

      Historically, the majority of AFG’s auto premiums has been from sales in the nonstandard market. AFG’s approach to its auto business has been to develop tailored rates for its personal automobile customers based on a variety of factors, including the driving record of the insureds, the number of and type of vehicles covered, credit history, and other factors. AFG believes this approach enables it to rate each risk appropriately and provides a means to serve a broad spectrum of customers.

      The U.S. geographic distribution of AFG’s entire Personal segment’s statutory direct written premiums in 2001 was as follows: California (21%), New York (11%), Florida (10%), Connecticut (9%), Georgia (7%), Pennsylvania (7%), Texas (5%) and other states combined (30%).

      Determination of net earnings on a segment basis is not practicable because AFG’s investment portfolio and income taxes are not allocated to specific segments or lines of business. The following table shows the underwriting results of AFG’s Personal segment insurance operations. Underwriting results and the related combined ratio do not reflect investment income, other income or Federal income taxes.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

Net written premiums	$652	$813	$1,040	$1,311	$1,154

Net earned premiums	$697	$924	$1,183	$1,270	$1,163
Loss and LAE	568	770	970	1,061	881
Underwriting expenses	139	239	306	317	290

Underwriting profit (loss)	$(10)	$(85)	$(93)	$(108)	$(8)

GAAP ratios:
Loss and LAE ratio	81.5%	83.3%	82.1%	83.6%	75.7%
Underwriting expense ratio	20.0	25.9	25.8	25.0	25.0

Combined ratio	101.5%	109.2%	107.9%	108.6%	100.7%

      Marketing. While the Personal segment operations direct their sales efforts primarily through independent agents, in 1999, distribution was expanded through the acquisition of Worldwide Insurance Company to include direct-to-consumer sales. Since that time, AFG invested in marketing and media programs seeking to expand the direct distribution channel. In 2002, the marketing and media program was curtailed in order to limit direct new business because AFG concluded that the capital required to build the business would be more appropriately utilized in certain other businesses. The direct-to-consumer business is not being transferred to us but will be retained by AFG.

Loss and Loss Adjustment Expense Reserves

      The following table presents the development of AFG’s Personal segment’s loss reserves, net of reinsurance, on a GAAP basis for the calendar years 1991 through 2001. The top line of the table shows the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and Loss Adjustment Expenses — As re-estimated at December 31, 2001, shows the re-estimated liability as of December 31, 2001. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

Liability for Unpaid Losses and Loss Adjustment Expenses (in millions):
As originally estimated	$348	$431	$559	$675	$767	$725	$726	$759	$786	$821	$811
As re-estimated at December 31, 2001	$304	$399	$542	$710	$793	$743	$691	$672	$716	$810	N/A
Liability Re-Estimated as of:
One year later	89.2%	93.0%	94.6%	98.7%	100.4%	101.8%	96.8%	95.1%	94.6%	98.7%
Two years later	86.9%	91.9%	94.6%	103.5%	103.2%	100.7%	98.9%	92.4%	91.1%
Three years later	87.5%	91.4%	97.1%	105.0%	101.7%	103.8%	97.9%	88.6%
Four years later	86.7%	92.9%	98.0%	103.8%	103.9%	103.8%	95.3%
Five years later	88.1%	93.6%	97.1%	105.2%	104.1%	102.5%
Six years later	88.3%	93.0%	97.1%	105.3%	103.4%
Seven years later	87.9%	92.9%	97.3%	105.1%
Eight years later	87.8%	93.0%	96.9%
Nine years later	87.8%	92.5%
Ten years later	87.2%
Cumulative deficiency (redundancy):	(12.6)%	(7.4)%	(3.0)%	5.2%	3.4%	2.5%	(4.8)%	(11.5)%	(8.9)%	(1.3)%	N/A

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

Cumulative Paid as of:
One year later	49.4%	56.5%	57.9%	62.1%	61.5%	59.3%	52.6%	44.0%	49.5%	51.9%	N/A
Two years later	69.5%	74.9%	77.2%	85.7%	84.1%	79.7%	70.3%	65.4%	66.8%
Three years later	77.5%	81.8%	88.0%	95.5%	92.9%	89.3%	81.8%	75.2%
Four years later	80.3%	87.3%	92.4%	99.0%	97.4%	95.1%	87.0%
Five years later	83.1%	89.3%	93.7%	101.4%	99.8%	97.5%
Six years later	84.1%	89.6%	94.1%	102.5%	100.4%
Seven years later	84.2%	89.8%	94.5%	102.8%
Eight years later	84.3%	89.9%	94.6%
Nine years later	84.2%	89.9%
Ten years later	84.2%

      The following is a reconciliation of the Personal segment’s net liability to the gross liability for unpaid losses and loss adjustment expense.

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

As Originally Estimated:
Net liability shown above	$348	$431	$559	$675	$767	$725	$726	$759	$786	$821	$811
Add reinsurance recoverables	6	7	11	7	5	12	16	26	54	26	50

Gross liability	$354	$438	$570	$682	$772	$737	$742	$785	$840	$847	$861

As re-estimated at December 31, 2001:
Net liability shown above	$304	$399	$542	$710	$793	$743	$691	$672	$716	$810
Add reinsurance recoverables	8	8	13	6	4	18	22	25	29	27

Gross liability	$312	$407	$555	$716	$797	$761	$713	$697	$745	$837	N/A

Gross cumulative deficiency (redundancy)	(12.1)%	(7.0)%	(2.7)%	5.1%	3.2%	3.3%	(3.9)%	(11.2)%	(11.3)%	(1.2)%	N/A

      The table does not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

      The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), for the AFG Personal segment for the three years ended December 31, 1999, 2000 and 2001, and the nine months ended September 30, 2001 and 2002, on a GAAP basis (in millions). Similar tables for the NSA Group and the Assumed Agency Business are contained in their respective audited financial statements included elsewhere in this prospectus.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

Balance at beginning of period	$811	$821	$821	$786	$759
Provision for losses and LAE occurring in the current year	556	768	981	1,103	918
Net increase (decrease) in provision for claims of prior years	12	2	(11)	(42)	(37)

Total losses and LAE incurred	568	770	970	1,061	881
Payments for losses and LAE of:
Current year	(234)	(402)	(551)	(637)	(519)
Prior years	(359)	(376)	(429)	(389)	(335)

Total payments	(593)	(778)	(980)	(1,026)	(854)

Balance at end of period	$786	$813	$811	$821	$786

Add back reinsurance recoverables	73	54	50	26	54

Gross unpaid losses and LAE included in the Balance Sheet	$859	$867	$861	$847	$840

MANAGEMENT

Executive Officers, Directors and Key Employees

      Our executive officers, directors and other key employees are as follows:

Name	Age(1)	Position

James R. Gober	51	Chief Executive Officer, President and Director
John R. Miner	42	Executive Vice President
Samuel J. Simon	46	Senior Vice President, General Counsel and Secretary
Roger Smith	42	Senior Vice President and Chief Financial Officer
Joseph A. Pietrangelo	37	Senior Vice President
Carl H. Lindner III	49	Chairman of the Board
Keith A. Jensen	51	Director
Thomas A. Hayes(2)(3)	59	Nominee for Director
Ethan Jackson(3)(4)	66	Nominee for Director
Gregory G. Joseph(2)(4)	40	Nominee for Director
Gregory C. Thomas(2)(3)(4)	55	Nominee for Director

(1)	As of January 1, 2003.

(2)	Member of the Audit Committee. Mr. Thomas serves as Chairman of the Audit Committee.

(3)	Member of Compensation Committee. Mr. Hayes serves as Chairman of the Compensation Committee.

(4)	Member of the Nominating/ Governance Committee. Mr. Joseph serves as Chairman of the Nominating/ Governance Committee.

      James R. Gober was elected our Chief Executive Officer and President and a director in November 2002. Mr. Gober has served in various capacities with our companies since 1978, including Director and President of Infinity Insurance Company and subsidiaries, and most recently as Director, President and Chief Executive Officer of each of the companies comprising the NSA Group. Since 1991, Mr. Gober has been the principal operating officer for some or all of the companies within the NSA Group.

      John R. Miner was elected our Executive Vice President in September 2002. Mr. Miner has served in various capacities with Great American since 1988, most recently as President of Great American’s personal lines division and Director and Senior Vice President of Great American.

      Samuel J. Simon was elected our Secretary in September 2002 and our Senior Vice President and General Counsel in December 2002. Since October 1996, Mr. Simon has served as Assistant General Counsel of AFG. From 1993 to October 1996, Mr. Simon was Senior Vice President and General Counsel of Citicasters Inc., a public company that was engaged primarily in the ownership and operation of television and radio stations. Citicasters was formerly an affiliate of AFG.

      Roger Smith was elected our Senior Vice President and Chief Financial Officer in September 2002. Mr. Smith has served in various capacities with Great American Insurance Company since 1989 including Controller and Vice President of Great American Insurance Company and most recently as Vice President with responsibilities for Corporate Development.

      Joseph A. Pietrangelo was elected our Senior Vice President in September 2002. Mr. Pietrangelo has served in various capacities with our companies since 1999, most recently as Senior Vice President — Claims for the NSA Group and Great American’s personal lines. From 1997 to 1999, Mr. Pietrangelo was with Zurich/ Farmers Personal Insurance, and for ten years prior to such time, Mr. Pietrangelo served in various capacities with The Progressive Corporation.

      Carl H. Lindner III was elected Chairman of the Board in September 2002. For more than five years, Mr. Lindner has served as Co-President and a director of AFG. For over ten years, Mr. Lindner has been principally responsible for AFG’s property and casualty insurance operations. Mr. Lindner is also a director of American Financial Corporation. Carl H. Lindner III is the son of Carl H. Lindner, who serves as Chairman of the Board of AFG and Great American Financial Resources, Inc. (a public company controlled by AFG) as well as Chief Executive Officer of AFG. Carl H. Lindner III is also the brother of Keith Lindner and S. Craig Lindner, both of whom serve as directors and executive officers of AFG. S. Craig Lindner is also an executive officer and director of Great American Financial Resources, Inc.

      Keith A. Jensen was elected a director in September 2002. Mr. Jensen has served as a Senior Vice President of AFG since February 1999. He served as a Senior Vice President of Great American Financial Resources from February 1997 until he was named Executive Vice President of that company in May 1999.

      Thomas A. Hayes was elected a director on February      , 2003. Mr. Hayes joined KMK Consulting Company, a Cincinnati, Ohio-based business consulting firm, as Vice President in January 2002. From December 1998 to November 1999, Mr. Hayes served as Executive Vice President and Chief Operating Officer of the Ohio Casualty Group, a public corporation. Prior to that time, for 23 years Mr. Hayes was employed in various positions by Great American including, among others, General Counsel and President of the Commercial Division. Mr Hayes also serves as a member of the board of directors of U.S.I. Holding Corporation, a distributor of insurance and financial products and services to businesses throughout the United States.

      Ethan Jackson was elected a director on February      , 2003. For more than five years Mr. Jackson has been a private investor serving as Chairman and Chief Executive Officer of Basic American Financial, Inc., a private company not affiliated with AFG, which primarily manages family holdings. Mr. Jackson spent the majority of his business career in real estate development and commercial construction, specializing in the medical field. Mr. Jackson is on the Board of Advisors to Indiana Mills and Manufacturing, Inc., a private company specializing in safety equipment for the transportation industry, and serves as Chairman of the Board of the Oral and Maxillofacial Surgery Foundation.

      Gregory G. Joseph was elected a director on February      , 2003. Mr. Joseph is, and has been for over 10 years, a principal executive officer and attorney for a number of family-owned, Cincinnati-based automotive dealerships. From 1987 through 1990, Mr. Joseph was in the private practice of law. He also serves on the advisory board to Xavier University, Cincinnati, Ohio, and has served as President of the Greater Cincinnati Auto Dealers Association. Mr Joseph is the son of Ronald G. Joseph, who serves as a director of Great American Financial Resources, Inc.

      Gregory C. Thomas was elected a director on February      , 2003. Mr. Thomas is currently retired after serving, from May 1990 through September 1996, as Executive Vice President and Chief Financial Officer of Citicasters Inc., a public company that was engaged primarily in the ownership and operation of television and radio stations. Prior to such time, Mr. Thomas served in several capacities with Taft Broadcasting Company and as a certified public accountant with Peat Marwick (now KMPG Peat Marwick). From November 2000 to March 2002, Mr. Thomas served as a director, chairman of the audit committee and a member of the compensation committee of Chiquita Brands International, Inc., a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. Both Citicasters and Chiquita were formerly affiliates of AFG.

      AFG has undertaken, in conjunction with the members of our Board of Directors, to reconsider promptly following the consummation of the common stock offering the composition of our Board of Directors. That reconsideration could result in new members being added to our Board of Directors and then-current members being replaced as directors.

Board Of Directors

      Our directors are divided into two classes and serve for staggered two-year terms. Our initial Class I directors, whose terms expire in 2004, are James R. Gober, Ethan Jackson and Gregory G. Joseph. Our initial Class II directors, whose terms expire in 2005, are Thomas A. Hayes, Keith A. Jensen, Carl H. Lindner III and Gregory C. Thomas.

Board Committees

      We have an audit committee, a compensation committee and a nominating/governance committee. The audit committee is responsible for selecting our independent accountants, reviews the results and scope of the independent accountants’ audit and the services provided by them and reviews and evaluates our audit and control functions. The compensation committee administers our stock plans and makes recommendations concerning salaries and incentive compensation for our employees and establishes the compensation of our executive officers. The governance/nominating committee selects the director nominees to stand for election at annual meetings of shareholders and develops and recommends to the board a set of corporate governance principles for the company.

Director Compensation

      Our Regulations provide that, at the discretion of the board of directors, the directors may be paid their expenses, if any, at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as a director. At the discretion of the board, members of special or standing committees may be allowed like compensation for attending committee meetings. Since our incorporation in September 2002, none of our directors has received compensation for his services as a board or committee member.

      Each director who is also our employee does not receive any compensation for serving as a director, and each director who is not our employee receives an annual retainer of $25,000 per year, and each chairman of a board committee receives an additional $5,000 retainer. We pay an attendance fee of $1,500 for each board and committee meeting attended. We will also grant each non-employee director options to purchase 2,500 shares of our common stock per year and reimburse them for reasonable travel expenses incurred in connection with their services as directors.

Executive Compensation

      Prior to the common stock offering, none of our officers received compensation from us. The compensation committee of our board of directors is responsible for fixing the salaries and other compensation and benefits of all of our officers.

      The following table sets forth information with respect to compensation earned by our Chief Executive Officer and by our four other executive officers for the fiscal years ended December 31, 2002 and 2001. All of the compensation discussed below was paid by AFG or subsidiaries of AFG.

Summary Compensation Table

		Annual Compensation			Long-term Compensation

				Other Annual	LTIP	All Other
Name and Position	Year	Salary	Bonus	Compensation(1)	Payouts(2)	Compensation(3)

James R. Gober	2002	$385,096	$250,000	$9,571	$352,850	$29,000
Chief Executive Officer	2001	$362,020	$162,500	$10,182	$208,725	$28,400
and President
Samuel J. Simon	2002	$300,000	$35,000	$990	0	$20,750
Senior Vice President and	2001	$300,000	$20,000	$1,350	0	$19,400
General Counsel
John R. Miner	2002	$389,428	$91,732	$3,065	$196,350	$28,058
Executive Vice President	2001	$383,334	$171,407	$8,683	0	$28,400
Roger Smith	2002	$182,520	$37,400	$2,194	0	$15,374
Senior Vice President and	2001	$177,802	$20,000	$750	$9,804	$13,290
Chief Financial Officer
Joseph A. Pietrangelo	2002	$205,961	$50,000	$400	0	$14,996
Senior Vice President	2001	$180,000	$60,000	$330	0	$15,400

(1)	Consists of automobile allowance and insurance premiums.

(2)	Executives and other key employees of AFG insurance subsidiaries participate in long-term incentive plans which reward profitable results for individual business units based on targeted objectives for the unit tied to long-term profitability. The plans generally measure cumulative underwriting profit for the business unit over five years. Payment of earned amounts is generally made over a three year period following the term of the plan.

(3)	Consists of retirement plan contributions but excludes options granted under AFG’s stock option plan which will immediately vest and remain exercisable by the executives for a period of three years following completion of the common stock offering. See “Certain Arrangements and Relationships Between Our Company and AFG — Formation and Separation.”

AFG Option Grants in Last Fiscal Year

      The following table shows 2002 grants to our named executive officers of options to purchase AFG common stock:

	Number of	% of Total
	Securities	Options Granted
	Underlying	to Employees in	Exercise Price	Expiration
Name	Options Granted	Fiscal 2002	($/Per Share)	Date

James R. Gober	17,500	1.7	25.78	2/22/12
John R. Miner	17,500	1.7	25.78	2/22/12
Samuel J. Simon	7,000	0.7	25.78	2/22/12
Roger Smith	7,500	0.7	25.78	2/22/12
Joseph A. Pietrangelo	5,000	0.5	25.78	2/22/12

Option Exercises Table

      The following table shows the total number of shares underlying options for AFG common stock exercised in 2002 and the value at December 31, 2002 of outstanding options for AFG common stock held by our named executive officers. All options to purchase AFG common stock held by our employees upon completion of the offering will immediately vest and remain exercisable for a period of three years.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
	Shares		Options at FY-End	Options at FY-End
	Acquired	Value
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

James R. Gober	5,455	13,011	37,500/40,000	$39,300/$58,950
John R. Miner	—	—	48,500/39,500	$39,300/$58,950
Samuel J. Simon	1,000	9,725	13,200/16,500	$9,870/$19,650
Roger Smith	—	—	13,200/15,800	$14,464/$21,696
Joseph A. Pietrangelo	—	—	2,000/7,000	$2,656/$3,984

Employment Agreement with James R. Gober

      We entered into a two year employment agreement with James R. Gober in December 2002. Under the agreement, Mr. Gober is primarily responsible for overseeing our business strategy and has other duties commensurate with his position as our Chief Executive Officer. The agreement provides for a base salary of at least $550,000 and a bonus opportunity under a bonus plan to be determined by the compensation committee of our board of directors and based on considerations of our reported earnings per share and the underwriting profitability of our insurance subsidiaries. Such plan will include an annual base bonus target of at least $500,000.

      Mr. Gober received, under a restricted stock plan, 62,500 restricted shares of our common stock. The restrictions on transfer lapse ratably on the first three anniversaries of the closing date for the common stock offering.

      Under the employment agreement, Mr. Gober was also granted options to acquire 101,500 shares of our common stock at a price of $16.00 which was the initial public offering price of our common stock. The options vest in five equal, consecutive annual increments.

      In addition, the restrictions on the restricted shares will lapse and the options will vest:

•	30 days prior to the consummation of a change of control, which the agreement defines as a person or group owning more than 40% of our voting stock and a greater percentage than AFG;

•	within two years after a merger, consolidation, liquidation or sale of assets or similar transactions involving us, if the individuals who are our directors immediately prior to a merger, consolidation, liquidation or sale of assets no longer constitute a majority of the Board; or

•	within two years after a tender offer or exchange offer for our voting securities if the individuals who are directors of the Company immediately prior to the commencement of the tender or exchange offer no longer constitute a majority of the Board.

      If Mr. Gober’s employment is terminated other than for cause, the agreement provides that Mr. Gober will receive payment of earned but unpaid salary and bonus amounts accrued through the date of termination, continual payment of his most recent salary for a period of 24 months from the date of termination, payment of two times his annual base bonus amount to be paid over a 24-month period if certain performance criteria are met, payment of accrued but unused vacation time, reimbursement of business expenses, 100% vesting of any stock options and restricted shares which have been granted to Mr. Gober within three years of the termination date and payment of Mr. Gober’s life insurance, medical and dental benefits for a period of 24 months after termination. Mr. Gober has agreed not to compete with us or solicit our employees for a period of 24 months following certain events of termination.

Stock Option Plan

      We established the 2002 Stock Option Plan to enable us to attract and motivate our employees and to encourage the identification of their interests with those of our shareholders. The plan also provides for the grant of options to purchase shares by our non-employee directors. The plan provides for the grant of “incentive stock options” that are qualified under the Internal Revenue Code of 1986, as amended (the “Code”), and for the grant of nonqualified stock options.

      The maximum number of shares of our common stock for which options may be granted under the plan is 2,000,000 (subject to antidilution provisions). Our compensation committee will administer the plan. Each member of the committee is an “outside director,” as such term is defined under Section 162(m) of the Code, and a “Non-Employee Director” as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

      Subject to specific limitations contained in the Plan, our board of directors has the ability to amend, suspend or terminate the plan at any time without shareholder approval. Unless earlier terminated, the plan may continue in effect until December 16, 2012.

      Options generally expire ten years after the date of grant, though the committee can provide for a shorter term for a particular grant. Generally, subject to the discretion of the compensation committee, 20% of the shares underlying an option will become exercisable upon the first anniversary of the date of grant, and 20% become exercisable on each subsequent anniversary. Exercise prices for options granted under the plan may not be less than the fair market value on the date of grant. The compensation committee has broad discretion in determining the terms of the grant of awards under the plan, subject to the restrictions outlined above. Upon a change of control, as defined in the plan, all outstanding options will immediately vest in full and become exercisable.

      Payment for shares purchased upon exercise of an option must be made in cash. The committee, however, may permit payment by delivery of shares of common stock already owned by the optionee having a fair market value equal to the cash option price of the shares, by assigning the proceeds of a sale or loan with respect to some or all of the shares being acquired (subject to applicable law), by a combination of the foregoing or by any other method.

      Persons who receive options incur no federal income tax liability at the time of grant. Persons exercising nonqualified options recognize taxable income, and we have a tax deduction at the time of exercise to the extent of the difference between market price on the day of exercise and the exercise price. Persons exercising incentive stock options do not recognize taxable income until they sell the underlying common stock. Sales within two years of the date of grant or one year of the date of exercise result in taxable income to the holder and a deduction for us, both measured by the difference between the market price at the time of sale and the exercise price. Sales after such period are treated as capital transactions to the holder, and we receive no deduction. The foregoing is only a summary of the federal income tax rules applicable to options granted under the plan and is not intended to be complete. In addition, this summary does not discuss the effect of the income or other tax laws of any state or foreign country in which a participant may reside.

      Our board of directors approved the grant of options to purchase 415,180 shares of our common stock upon the consummation of the common stock offering with an exercise price equal to $16.00, the initial public offering price of our common stock. Of the granted options, the executive officers named below were granted options to acquire the following number of shares.

Name	Shares

James R. Gober	101,500
John R. Miner	40,600
Samuel J. Simon	36,540
Roger Smith	20,300
Joseph A. Pietrangelo	16,240

      These options have terms of ten years and vest in five equal annual installments beginning on the first anniversary of the date of grant.

Restricted Stock Plan

      We established the 2002 Restricted Stock Plan to enable us to attract and retain our employees and employees of our subsidiaries and to encourage the identification of their interests with those of our shareholders.

      The maximum number of shares of our common stock which may be awarded under the plan is 500,000 (subject to antidilution provisions). If any employee who has been awarded restricted stock under the plan forfeits his or her interest in any shares, such shares shall again be available for distribution in connection with future awards under the plan. Our compensation committee will administer the plan. Each member of the committee is a “Non-Employee Director” as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

      Subject to specific limitations contained in the plan, our board of directors has the ability to amend, suspend or discontinue the plan at any time without shareholder approval. Unless earlier terminated, the plan may continue in effect until December 16, 2012.

      The plan provides for the awarding of shares of our common stock to our employees and restricting that recipient’s rights of transfer of the shares until the award vests. Under the plan, one-third of the shares subject to a restricted stock award vest on each of the first three anniversaries of the date of the grant of the award. During that restricted period, those shares are subject to substantial risk of forfeiture. To the extent the recipient forfeits his or her interest in the stock, he or she will have no rights in the shares forfeited. A holder of restricted stock under the plan will be entitled to vote and to receive dividends or other distributions on the shares regardless of whether the shares have vested.

      Employees receiving restricted stock will receive a certificate for all shares covered by the award at the time of grant. Shares issued will contain a restrictive legend to prevent the transfer of unvested shares. When the restrictions have lapsed, the holder of the restricted stock may exchange his or her certificate for a certificate that does not contain the restrictive legend. If the restrictions are not complied with, the restricted stock will be forfeited. The restricted stock may not be sold, assigned, pledged, hypothecated or otherwise disposed of.

      As of the date immediately before a merger, consolidation, dissolution or similar transaction, and 30 days before a change of control (as defined in a manner identical to that in the description of James R. Gober’s restricted stock above), all restrictions on outstanding shares of restricted stock will lapse and the shares will be fully vested.

      The award of restricted stock under the plan will not result in any taxable income to the recipient at the time of the award, unless the recipient so elects. Unless the recipient elects to recognize the income at the time of the award, the recipient will recognize income for tax purposes at the time the restrictions on the restricted stock lapse. The amount of income to be recognized by the employee is the fair market value of our common stock at the time the restrictions lapse or at the time of the award, if the recipient has elected to recognize the income at that time. We are entitled to take appropriate measures to withhold from the restricted stock which become free of plan restrictions or to otherwise obtain from the recipient sufficient sums for the amount we deem necessary to satisfy any applicable tax withholding obligations or to make other appropriate arrangements with recipients to satisfy such obligations. Any dividends received by a recipient as a result of restricted stock will be treated as ordinary earned income, until such time as the restrictions lapse and as dividend income after the restrictions have lapsed. The amount of income included in the recipient’s taxable earned income, resulting from the award of restricted stock and the lapsing of the restrictions, will (subject to the $1 million annual limitation of Section 162(m) of the Code) measure the amount of the deduction to which we are entitled.

      The tax basis of a recipient in the restricted stock awarded under the plan will be the fair market value of the restricted stock at the time the restrictions lapse or at the time of the award, if the employee elected to recognize the income at such time.

      We have awarded restricted shares under the plan to the following executive officers, in the dollar amounts set forth below as based on the initial public offering price of our common stock:

	Restricted Shares
Name	in Dollars	Restricted Shares(1)

James R. Gober	$1,000,000	62,500
John R. Miner	400,000	25,000
Samuel J. Simon	350,000	21,875
Roger Smith	250,000	15,625
Joseph A. Pietrangelo	150,000	9,375

(1)	Based on the initial public offering price of $16.00 per share of our common stock.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock by:

•	each person that we believe will own beneficially more than 5% of the outstanding shares of our common stock;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

      Each holder listed below has sole investment and voting power with respect to the shares of common stock beneficially owned by the holder.

	No. of
Name	Shares		Percent

American Financial Group, Inc. (1)	7,969,083		39%
One East Fourth Street
Cincinnati, Ohio 45202
James R. Gober	68,750	(2)	*
John R. Miner	26,875	(2)	*
Samuel J. Simon	25,000	(2)	*
Roger Smith	16,875	(2)	*
Joseph A. Pietrangelo	9,375	(2)	*
Carl H. Lindner III	0		—
Keith A. Jensen	0		—
Thomas A. Hayes	0		—
Ethan Jackson	0		—
Gregory G. Joseph	0		—
Gregory C. Thomas	0		—
All directors and executive officers as a group (11 persons)	146,875		*

*	Less than 1%.

(1)	American Premier Underwriters, Inc., a wholly-owned subsidiary of AFG, directly owns the shares of common stock.

(2)	Includes restricted shares of common stock awarded upon completion of the common stock offering. See “Management — Employment Agreement with James R. Gober” and “Management — Restricted Stock Plan.” Also includes shares purchased by Messrs. Gober, Miner, Simon and Smith in the initial public offering (at the initial public offering price of $16.00).

CERTAIN ARRANGEMENTS AND RELATIONSHIPS
BETWEEN OUR COMPANY AND AFG

      We have entered into a number of agreements with AFG regarding our formation and operations. The terms of these agreements, as described below, were negotiated by us and AFG prior to the common stock offering. Our board of directors as constituted at the time, approved the terms of these agreements. The agreements, however, have not been and will not be reviewed or approved by the independent directors who joined our board upon completion of the common stock offering. We believe that the terms of these agreements are comparable to or more favorable than those that we could have obtained from independent third parties.

Formation and Separation

      We have entered into a formation and separation agreement with AFG which sets forth the terms of our organization and certain of our ongoing relationships with AFG. Pursuant to the agreement, AFG transferred to us all of the issued and outstanding common stock of the following personal auto insurance subsidiaries and their respective subsidiaries (excluding Leader National Agency of Texas, Inc. and two foreign subsidiaries): Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. In exchange, we issued to AFG all of our issued and outstanding common stock and a term note payable in the amount of $55 million. Pursuant to the formation and separation agreement, we are required to repay all principal and accrued interest on the term note upon completion of this offering. In addition, pursuant to a reinsurance agreement described below, effective January 1, 2003, AFG transferred to us substantially all of the personal lines insurance business written by Great American and its subsidiaries through independent agents. Under the agreement, we received investment securities with a market value equal to approximately $115.3 million (the “Transferred Investments”). No later than February 14, 2003, AFG will cause a statement of the Assumed Agency Business assets (excluding investments) and liabilities transferred as of January 1, 2003 to be delivered to our accountants. As promptly as practicable after receiving this statement, but not later than 30 days after receipt, our accountants will prepare and deliver to AFG and to us a report on the statement, which report shall state that the statement presents fairly in all material respects, the assets (excluding investments) and liabilities of the Assumed Agency Business as of January 1, 2003 prepared in accordance with generally accepted accounting principles.

If the value of the Transferred Investments as of January 1, 2003 is less than (1) the liabilities of the Assumed Agency Business less (2) the assets (excluding investments) of the Assumed Agency Business, less (3) $5 million, then AFG must transfer investment securities or cash to us in an amount equal to the difference. If the value as of January 1, 2003 is greater than (1) the liabilities of the Assumed Agency Business less (2) the assets of the Assumed Agency Business (excluding investments) less (3) $5 million, then we must transfer cash or investment securities to AFG in an amount equal to the excess.

      The formation and separation agreement also provides that we and AFG enter into certain other agreements, including the reinsurance agreement referred to above, a registration rights agreement, an investment advisory agreement, a services agreement, a non-competition agreement, a tax allocation indemnification agreement, a license agreement and other agreements, each as described below. Further, under the agreement, in the event we incur certain losses which arise from the operation of the NSA Group or the Assumed Agency Business prior to the completion of the common stock offering, AFG shall indemnify us for 60% of the first $25 million of losses which are in excess of a $13.2 million threshold. Losses covered by this indemnification would include, among others, those arising from claims for failure to settle within a policy limit or bad faith claims, and certain other obligations for which reserves have not been established; provided, however, that a loss shall neither be subject to indemnification nor included in the calculation of the $13.2 million threshold unless such loss equals or exceeds $200,000. We also agreed to establish reserves for these types of claims in a manner consistent with past practice and to consult with AFG on our intentions with respect to any indemnifiable claim.

      Additionally, the agreement provides that after completion of the common stock offering, we are required to establish welfare benefit plans for our employees with terms and conditions generally comparable to those of AFG. We are further obligated to use commercially reasonable efforts to establish as soon as practicable following the common stock offering, retirement and savings plans for our employees. All options to purchase AFG common stock held by our employees immediately vested and will remain exercisable for a period of three years following the completion of the common stock offering.

      Finally, the agreement provides that we will negotiate in good faith an insurance management services agreement with Great American if Great American retains its direct to consumer personal auto book of business after completion of the common stock offering. Under such services agreement, we will provide, at commercially reasonable rates, management services necessary for Great American to continue its direct auto insurance business.

Reinsurance

      Effective January 1, 2003, we acquired by reinsurance, substantially all of the independent agency produced personal lines insurance written by AFG’s principal property and casualty insurance subsidiary, Great American. In addition we acquired all personal lines insurance assumed by Great American under a pooling agreement among Great American and its affiliated insurance companies. Great American’s personal lines insurance consists primarily of personal auto insurance for standard and preferred drivers but also includes other personal lines business such as homeowners, umbrella liability and boat owners.

      As the reinsurer, we assumed all obligations, liabilities and rights with respect to the acquired personal lines insurance, including extracontractual and other non-claims obligations related to the acquired personal lines business. Great American will, however, for a two-year period, retain all assigned risk assessments regarding insurance written in New Jersey and all assigned risk assessments regarding insurance written in New York before January 1, 2003. In consideration for our assumption of such obligations and liabilities, on January 1, 2003, Great American transferred to us assets (primarily securities) in an amount equal to $115.3 million, which represents Great American’s net insurance liabilities on such personal lines agency business, as reflected in the statement of the assets and liabilities of the acquired personal lines insurance business as of September 30, 2002. Through a procedure set forth in the formation and separation agreement, the amount of assets that we receive shall be adjusted as necessary to account for the difference between net insurance liabilities of the personal lines agency business as of September 30, 2002 and as of January 1, 2003 as reflected in a report of our independent auditors. Substantially all of the securities transferred to us were investment grade fixed income securities.

      Under the agreement, we have the right for three years to cause Great American to continue writing personal lines insurance in compliance with its form and rate filings then in effect. We are obligated to fully reinsure any such personal lines insurance policies issued or renewed by Great American during such time period. In addition, we are obligated to pay to Great American a ceding commission equal to Great American’s cost of renewing or issuing such business as well as a fronting fee on such business, which is initially equal to four-tenths of one percent of gross premiums received. The fronting fee shall be increased if we are no longer an affiliate, as defined by statutory accounting rules, of AFG in an amount sufficient to fully compensate Great American for the amount of any increased Standard & Poor’s capital charge for unaffiliated companies reinsurance. In consideration for providing such reinsurance, we shall receive all net premiums received by Great American or its affiliates on such renewals or new business.

      During the next three years, we will make the proper rate and form filings allowing our insurance subsidiaries to write the policies we are acquiring under the agreement.

Registration Rights

      We have entered into a registration rights agreement with AFG. AFG has informed us that it has no current intention to dispose of, following the common stock offering, any of the remaining shares of common stock that it beneficially owns but wants registration rights primarily for the purpose of valuing our common stock at market price.

      Under this agreement, beginning six months after the completion of the common stock offering, AFG will have the right to require us, subject to specified exceptions, on one occasion, to register under the Securities Act of 1933, shares of our common stock owned by AFG and its affiliates for sale in a public offering. The shares that AFG and its affiliates intend to sell must have an expected aggregate price to the public of at least $5 million.

      The registration rights agreement also requires us to file with the SEC no later than the first anniversary of the completion of the common stock offering and cause to become effective no later than 90 days thereafter a registration statement relating to an offer to sell all shares of common stock then owned by AFG. We are not required to file this registration statement if, as of the first anniversary of the completion of the common stock offering, AFG is no longer the beneficial owner of at least 9.9% of our outstanding common stock. We have agreed to keep this registration statement effective for up to 36 months, unless we earlier deliver an opinion of our counsel to AFG that AFG can sell the shares it continues to own without registration and without any limitations as to volume under Rule 144 promulgated under the Securities Act of 1933.

      If we propose to file a registration statement covering shares of our common stock (other than a registration statement with respect to our benefit plans or with respect to a business combination), AFG will have the right to include shares of common stock held by it or its affiliates in the registration, on a second-priority basis to the shares that we are including in the registration but in priority to any other shareholder who then has registration rights. If another shareholder demands a registration, AFG will have the right to include shares of common stock held by it or its affiliates in the registration in priority to both the demanding shareholder and us.

      We have agreed to pay all reasonable costs and expenses in connection with each such registration except underwriting discounts and commissions applicable to any shares of common stock sold by AFG. This agreement contains customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of the common stock on behalf of AFG.

Investment Advisory

      As it has in the past, AFG will, through its wholly-owned subsidiary, American Money Management Corporation, provide investment advisory service to us for five years from the completion of the common stock offering at a fee of 17/100s of one percent of managed assets. The investment services it furnishes will be in accordance with general investment policies, objectives, directions and guidelines established from time to time by our board of directors or an appropriate committee of the board. For services rendered to our subsidiaries in years 2001, 2000 and 1999, American Money Management charged the NSA Group $2.0 million, $2.0 million and $1.9 million, respectively.

Tax Allocation

      We, and certain of AFG’s subsidiaries, have been parties to a Tax Allocation Agreement that has provided for the filing of consolidated federal income tax returns and the allocation of income tax liability among various AFG subsidiaries as a Consolidated Tax Group. As a result of and upon completion of the common stock offering, we are no longer a member of the Consolidated Tax Group for federal income tax purposes. In the event any tax issues arise under the Tax Allocation Agreement with respect to periods during which we were a member of the Consolidated Tax Group, we have entered into a tax allocation indemnification agreement pursuant to which we will indemnify the Consolidated Tax Group for liabilities that are allocated to the NSA Group for periods prior to the common stock offering, and that the Consolidated Tax Group will indemnify us for tax liabilities that are allocated to other members of the Consolidated Tax Group for periods prior to the common stock offering. The amount of tax allocated for such periods is generally equal to the federal income tax that would have been payable by us during such periods if the NSA Group had filed separate returns based upon income computed in accordance with generally accepted accounting principles. Under the tax laws, each member of the Consolidated Tax Group is severally liable for the federal income tax liability of each other member of the Consolidated Tax Group. Accordingly, with respect to periods in which we have been included in the Consolidated Tax Group, we could be liable for any federal tax liability incurred, but not discharged, by any other member of the Consolidated Tax Group. As discussed above, the other members of the Consolidated Tax Group will indemnify us for that liability. Taxes allocated to the NSA Group for years 2001, 2000 and 1999 were $6.1 million, ($26.4 million) and $28.5 million, respectively.

Other Services

      We have entered into a services agreement for the provision by AFG to us of certain facility sharing, information systems and corporate staff services, including human resources, risk management, legal, financial reporting and other existing shared services. The term for the provision of each service may vary depending on our needs. Some services may be phased out over a brief period of time following the completion of the common stock offering while others may continue for up to a three year term. We intend to develop our own internal capabilities in the future in order to reduce and eventually eliminate our reliance on AFG for such services. We will pay AFG for these services fees as specified in the services agreement. We do not expect the fees for these services to exceed those allocated to us prior to our formation. On each anniversary of the services agreement the fees for certain services may be adjusted based on the consumer price index. For 2001, 2000 and 1999, we estimate that fees allocated to our insurance operations were $11 million each year.

Non-Competition

      We have entered into a non-competition agreement with AFG pursuant to which for a period of five years following completion of the common stock offering, AFG shall not, and shall not permit its subsidiaries to,

•	offer, issue or sell, directly or indirectly within the United States, personal automobile insurance written through independent agents; or

•	employ, offer to employ or solicit with a view to employment any person employed by us whose annual base salary exceeds $50,000.

      The non-competition agreement is not binding upon a subsidiary or a controlling shareholder of AFG after the time such subsidiary or controlling shareholder ceases to be a subsidiary or controlling shareholder of AFG and does not apply to any person which becomes an affiliate of AFG after the closing of the common stock offering (other than a subsidiary of AFG), including any person that acquires all or substantially all of the capital stock or assets of AFG. However, the agreement is binding upon any person who has a controlling interest in AFG upon completion of the common stock offering until the time such person ceases to have a controlling interest in AFG.

      Notwithstanding the foregoing, AFG is not prohibited from

•	engaging in any line of business in which it is engaged at the completion of the common stock offering; or

•	acquiring an interest in any person engaged in any line of business except for acquisitions of controlling interests, whether in a single transaction or series of transactions, in any subsidiary or entities with, in the aggregate, $100,000,000 or more in gross annual written premiums or, with respect to one person, 50% or more of its gross revenues, attributable to writing personal automobile insurance, which we refer to as a permitted acquiree. AFG may acquire a controlling interest in a person which is not a permitted acquiree, if AFG promptly divests the personal automobile insurance operations of such subsidiary.

Intercompany Securities Transactions

      The NSA Group has purchased and sold securities at fair value in transactions with AFG subsidiaries; it has also transferred securities to its parent in the form of capital distributions and received securities from its parent as capital contributions. For a further description of these securities transactions, see Note J to the NSA Group financial statements.

Trademark License

      Pursuant to a trademark license agreement between Great American and us, we acquired rights to use certain trademarks and service marks of Great American in connection with our business. Under the license agreement, we obtained a non-exclusive, royalty-free right to use the “Great American” name during the term of the Reinsurance Agreement principally in connection with the products and services of the Assumed Agency Business. We also obtained non-exclusive, royalty-free rights in perpetuity to use certain other trademarks and service marks of Great American that relate to our business. These licensed marks will remain the property of Great American and may continue to be used by Great American. Our rights to the marks are subject to certain notice, approval and quality control requirements, as well as other standard commercial terms. Under the license agreement, we agreed to indemnify Great American for any claims and losses that result from our use of the marks outside the scope of the license granted to us.

Miscellaneous

      We may provide certain management services to AFG with respect to Great American’s direct to consumer personal automobile insurance business at fees that will reflect the agreed upon level of service and support to be provided.

      We lease property located in Cincinnati, Ohio from Great American and also sublease property currently leased by Great American in Cincinnati, Ohio and Windsor, Connecticut. The leased and subleased premises consist of the premises currently occupied by the Assumed Agency Business. Following the common stock offering, we will share space with Great American at certain of these properties. The subleases will remain effective during a transition period following the common stock offering through at least the current term of the existing lease. The lease payments to be made to Great American under any sublease will be determined on a cost-sharing basis calculated by the percentage of space, if any, retained by Great American and will be secured by the assets of the subtenant. Lease payments allocated for space occupied by the Assumed Agency Business were $1.1 million, $1.2 million and $1.3 million, respectively, for 2001, 2000 and 1999.

      We are a party to two quota share reinsurance agreements with an AFG subsidiary under which we reinsure the subsidiary’s liabilities with respect to certain policies of personal automobile insurance. The agreements allow us to write personal lines insurance in certain states on the subsidiary’s form and rate filings then in effect. These agreements may be terminated by either party upon 90 days written notice.

DESCRIPTION OF SENIOR NOTES

General

      The following description summarizes material terms and provisions of the senior notes. The senior notes will be issued under an indenture between us and U.S. Bank National Association, as trustee, the form of which is filed as an exhibit to the registration statement that includes this prospectus. The statements under this caption are brief summaries of the material provisions of the senior notes indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the senior notes indenture, including the definition of certain terms not defined in this prospectus.

Principal Amount, Maturity And Interest

      The senior notes will mature on           and will be limited to $180 million aggregate principal amount, which represents the total amount that may be offered pursuant to the terms of the indenture. The senior notes will bear interest at the rate of           % per year from           , or from the most recent interest payment date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on  and           of each year, commencing           , to the persons in whose names the senior notes are registered at the close of business on           or           , as the case may be, immediately preceding such interest payment date. Interest on the senior notes will be computed on the basis of a 360-day year of twelve 30-day months. Except with respect to a global note representing the senior notes, principal of and interest on the senior notes will be payable, and the senior notes will be exchangeable and transfers of senior notes will be registrable, at the office or agency of the trustee in Cincinnati, Ohio, except that, at our option, interest may be paid by mailing a check to the person entitled to the interest.

      We will issue the senior notes only in registered form without coupons and in denominations of $1,000 and integral multiples of $1,000. We will not make any service charge for any registration of transfer or exchange of the senior notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange of senior notes. We have initially appointed the trustee as the security registrar and paying agent for the senior notes and have designated the Corporate Trust Office of the trustee in Cincinnati, Ohio as the office or agency where notices and demands to or upon the trustee may be served.

Reopening of Senior Notes

      The senior notes are initially being offered in the principal amount of $180 million. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the senior notes being offered hereby.

Ranking

      The senior notes will be our general unsecured obligations and will rank pari passu with all our other senior indebtedness and senior to all our subordinated indebtedness. However, because the senior notes will be unsecured, they will be effectively subordinated to all our secured indebtedness. As of the date of this prospectus, we have no secured indebtedness.

      Because we are a holding company, our rights to participate in any distribution of assets of our insurance subsidiaries are subject to prior claims of policyholders and creditors (except to the extent our rights, if any, as a creditor are recognized). Accordingly, the senior notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries, including obligations to policyholders of our insurance subsidiaries which totaled approximately $1.1 billion at September 30, 2002. Further, the senior notes indenture does not preclude us or our subsidiaries from issuing secured or unsecured indebtedness. Holders of senior notes should look only to the assets of Infinity Property and Casualty Corporation for payments on the senior notes.

Optional Redemption

      The senior notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the senior notes; or

•	the sum of the present values of the remaining scheduled payments for principal and interest on the senior notes, not including any portion of the payments of interest accrued as of the date of redemption, discounted to the redemption date on a semiannual basis at the Treasury Rate, plus basis points;

      plus, in each case, accrued and unpaid interest on the senior notes to the date of redemption.

      “Treasury Rate” means the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for the redemption date. The Treasury Rate is calculated on the third business day preceding the redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the senior notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with comparable maturity to the remaining term of the senior notes.

      “Independent Investment Banker” means Credit Suisse First Boston LLC and any successor firm or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all of the quotations.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

      “Reference Treasury Dealer” means each of Credit Suisse First Boston LLC, and any two of the following as determined by us: Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Bear, Stearns & Co. Inc.; provided that (i) if any of the foregoing shall cease to be a primary treasury dealer in U.S. Government securities, we will substitute another primary treasury dealer in its place and (ii) if we fail to select a substitute within a reasonable period of time, then the substitute will be any other primary treasury dealer selected by the trustee after consultation with us.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the senior notes to be redeemed.

      Unless we default in payment of the redemption price, on or after the redemption date, interest will cease to accrue on the senior notes or portions of the senior notes called for redemption.

      We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the optional redemption of the senior notes or any related offers by us to acquire senior notes.

Sinking Fund

      There will be no sinking fund payments for the senior notes.

Payment

      All payments of principal, premium, if any, and interest will be made by us to the registered holders of the senior notes in immediately available funds.

Certain Covenants

      The indenture contains, among others, the following covenants:

      Limitation on Liens. We have agreed that we will not, and will not permit any Subsidiary to, incur, issue, assume or guaranty any indebtedness if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of Voting Stock of any Significant Subsidiary, whether such Voting Stock is now owned or is acquired at a later time, without providing that the senior notes (together with, if we determine, any other indebtedness or obligations of us or any Subsidiary ranking equally with or senior to the senior notes and then existing or thereafter created) are secured equally and ratably with such indebtedness. This limitation does not apply to (i) up to $250 million of indebtedness incurred under revolving credit, term loan or other bank facilities, including any refinancings, extensions, amendments or other modifications of such indebtedness, (ii) indebtedness secured by a pledge of, lien on or security interest in, any shares of Voting Stock of any corporation if such pledge, lien or security interest is made or granted prior to or at the time such corporation becomes a Significant Subsidiary, (iii) liens or security interests securing indebtedness of a Significant Subsidiary to us or another Significant Subsidiary or (iv) the extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien or security interest referred to in the foregoing clauses (ii) and (iii) but only if the principal amount of indebtedness secured by the liens or security interests immediately prior to the extension, renewal or replacement is not increased and the lien or security interest is not extended to other property.

      Limitation on Mergers and Sales of Assets. We have agreed that we will not enter into a merger or consolidation with another corporation or sell or lease our assets substantially as an entirety to another corporation, unless (i) either we are the continuing corporation, or the successor corporation (if other than us) expressly assumes by supplemental indenture our obligations on the senior notes (in which case, except in the case of such a lease, we will be discharged from our obligations on the senior notes), and (ii) immediately thereafter, we or the successor corporation (if other than us) would not be in default in the performance of any covenant or condition of the indenture.

      Under the laws of the State of New York, which govern the indenture, there is no clear meaning of the phrase “all or substantially all” with regard to a company’s assets or property, and the interpretation of such phrase is very fact-intensive. Due to such uncertainty, it may be difficult for holders of the senior notes to ascertain whether a viable claim exists under the indenture with respect to any given transaction.

      Limitations on Disposition of Stock of Significant Subsidiaries. The indenture provides that we will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Significant Subsidiary (or of any Subsidiary having direct or indirect control of any Significant Subsidiary) except for, subject to the covenant relating to mergers and sales of assets described above

•	a sale, transfer or other disposition of any capital stock of any Significant Subsidiary (or of any subsidiary having direct or indirect control of any Significant Subsidiary) to a wholly owned Subsidiary of us or

•	a sale, transfer or other disposition of any capital stock of any Significant Subsidiary (or of any Subsidiary having direct or indirect control of any Significant Subsidiary) held by us and our Subsidiaries for at least fair value (as determined by our Board of Directors acting in good faith).

      We are not required pursuant to the indenture to repurchase the senior notes, in whole or in part, with the proceeds of any sale, transfer or other disposition of any shares of capital stock of any Subsidiary (or of any Subsidiary having direct or indirect control of any other Subsidiary). Furthermore, the indenture does not provide for any restrictions on our use of any proceeds from that sale, transfer or disposition.

      The indenture does not contain any provisions specifically intended to protect holders of the senior notes in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us. Although the senior notes indenture does contain the provisions described in “Limitation on Liens” above, the indenture does not contain any provisions which will otherwise restrict us from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on our capital stock or purchasing or redeeming our capital stock. The indenture does not contain any financial ratios or specified levels of net worth or liquidity to which we must adhere. In addition, the indenture does not contain any provision which would require us to repurchase or redeem or otherwise modify the terms of any of the senior notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the senior notes.

Certain Definitions

      “Significant Subsidiary” means a Subsidiary, including its Subsidiaries, which meets the definition of “significant subsidiary” in Rule 1-02(w) of Regulation S-X promulgated under the Securities Act.

      “Subsidiary” means a corporation, partnership or other entity more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by us, one or more Subsidiaries, or us and one or more Subsidiaries.

      “Voting Stock” means stock of any class or classes or other ownership interest having general voting power under ordinary circumstances to elect a majority of the board of directors, managers, trustees or persons with similar functions of the entity in question, provided that, for the purposes of this definition, stock which carries only the right to vote conditionally on the happening of an event will not be considered Voting Stock whether or not that event has happened.

Modification And Waivers

      The senior notes indenture contains provisions permitting us and the trustee, with the consent of the holders of a majority in principal amount of the senior notes at the time outstanding, by executing supplemental indentures, to modify the rights of holders of the senior notes, and amend or eliminate any of the provisions of the senior notes indenture, provided that no such modification, amendment or elimination will, without the consent of the holders of each outstanding senior note affected,

•	change the stated maturity of the principal of or any installment of interest on, any senior note,

•	reduce the principal amount of, or the rate of interest on, or any premium payable upon redemption of, any senior note,

•	change the currency of payment of principal of, or premium, if any, or interest on, any senior note,

•	impair the right to institute suit for the enforcement of any payment on or with respect to any senior note on or after the stated maturity or redemption date in the case of redemption of any senior note,

•	reduce the percentage of outstanding senior notes necessary to modify or amend the senior notes indenture or

•	reduce the aggregate principal amount of outstanding senior notes necessary for waiver of compliance with certain provisions of the senior notes indenture or for waiver of certain defaults.

Events Of Default

      The senior notes indenture provides that events of default with respect to the senior notes will be

•	default for 30 days in payment of interest upon any senior note;

•	default in payment of principal or premium, if any, on any senior note;

•	default in performance, or breach, of any other covenant or warranty in the indenture for 30 days after notice;

•	failure by us or any Subsidiary to pay indebtedness in an aggregate principal amount exceeding $10 million at the later of final maturity or upon expiration of any applicable period of grace with respect to that principal amount;

•	acceleration of the maturity of any indebtedness of us or any Subsidiary, in excess of $10 million, if such failure to pay is not discharged or such acceleration is not annulled within 10 days after due notice;

•	specified events of bankruptcy or insolvency of us or any Significant Subsidiary; and

•	entry of judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, which have not been discharged, and there has been a period of 60 days during which a stay of enforcement of the judgment or order is not in effect, and the trustee gives us written notice of the default or the holders of 25% of the senior notes gives notice of the default to us and the trustee.

      If an event of default with respect to the senior notes should occur and be continuing (other than an event of default resulting from specified events in bankruptcy or insolvency involving us or any Significant Subsidiary), either the trustee or the holders of at least 25% in the principal amount of outstanding senior notes may declare the principal amount of each senior note due and payable. If an event of default results from specified events in bankruptcy or insolvency involving us or any Significant Subsidiary, the senior notes will become due and payable without any declaration or other act on the part of the trustee or any holder. We are required to file annually with the trustee a statement of an officer as to whether we are in default with respect to any of our obligations under the indenture.

      Holders of a majority in principal amount of the outstanding senior notes will be entitled to control specified actions of the trustee under the senior notes indenture and to waive specified past defaults. Subject to the provisions of the senior notes indenture relating to the duties of the trustee, the trustee will not be under any obligation to exercise any of the rights or powers vested in it by the senior notes indenture at the request, order or direction of any of the holders of senior notes, unless one or more holders of senior notes offers to the trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred by the trustee in connection with its compliance with that request, order or direction.

      If an event of default occurs and is continuing with respect to the senior notes, any sums held or received by the trustee under the senior notes indenture may be applied to reimburse the trustee for its reasonable compensation and expenses incurred prior to any payments to holders of the senior notes.

      No holder of any senior note will have any right to institute any proceeding with respect to the senior notes indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the senior notes indenture, unless

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to the senior notes,

•	the holders of not less than 25% in aggregate principal amount of the senior notes at the time outstanding have made written request to the trustee to institute proceedings as trustee,

•	that holder or holders have offered to the trustee reasonable indemnity,

•	the trustee has failed to institute those proceedings within 60 days thereafter and

•	the trustee has not received from the holders of a majority in aggregate principal amount of the senior notes at the time outstanding a direction inconsistent with that request.

However, these limitations do not apply to a suit instituted by a holder of a senior note for the enforcement of payment of the principal of and premium, if any, or interest on such senior note after the applicable due date specified in such senior note.

Defeasance And Discharge Of The Indenture

      The senior notes indenture provides that we

•	will be deemed to have been discharged from our obligations with respect to all outstanding senior notes (“defeasance”) or

•	will be released from our obligations with respect to specified covenants in the senior notes indenture (other than, among other things, to pay when due the principal of, premium, if any, and interest of such senior notes) with respect to the senior notes (“covenant defeasance”), at any time prior to maturity, when we have irrevocably deposited with the trustee, in trust for the benefit of the holders, money and/or U.S. Government obligations that, through the payment of principal and interest in accordance with their terms, will provide money, in an amount sufficient to pay the principal of and premium, if any, and interest on the senior notes on the dates those payments are due in accordance with the terms of the senior notes.

      That trust may be established with respect to the senior notes only upon the satisfaction of conditions specified in the senior notes indenture. Upon defeasance and discharge, the senior notes indenture will cease to be of further effect with respect to the senior notes and the holders of the senior notes must look only to the deposited funds or obligations for payment. Upon covenant defeasance, however, we will not be relieved of our obligation to pay when due principal of, premium, if any, and interest on the senior notes if not otherwise paid from such deposited funds or obligations. Notwithstanding the foregoing, certain obligations and rights under the senior notes indenture with respect to compensation, reimbursement and indemnification of the trustee, optional redemption, registration of transfer and exchange of the senior notes, replacement of mutilated, destroyed, lost or stolen senior notes and certain other administrative provisions will survive defeasance and discharge and covenant defeasance.

Global Notes: Form, Exchange And Transfer

      The senior notes will be represented by one or more permanent global notes deposited with, or on behalf of, The Depository Trust Company as depositary and registered in the name of DTC’s nominee. Except as set forth below,

•	owners of beneficial interests in a global note will not be entitled to have senior notes represented by such global note registered in their names, will not receive nor be entitled to receive physical delivery of senior notes in definitive form except as provided below and will not be considered the owners or holders of the senior notes under the indenture and

•	each global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Accordingly, beneficial interests in the senior notes will be shown on, and transfers of senior notes will be effected only through, records maintained by DTC and its participants. The laws of some states require certain purchasers of securities to take physical delivery of securities in definitive form. The depositary arrangements described above and such laws may preclude such purchasers from acquiring beneficial interests in a global note.

      Owners of beneficial interests in any global note will not be entitled to receive senior notes in definitive form and will not be considered holders of senior notes unless

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global notes or if at any time DTC ceases to be a clearing agency registered under the Exchange Act or any other applicable statute or regulation and a successor depositary is not appointed by us within 90 days,

•	we determine that individual senior notes issued in the form of one or more global notes will no longer be represented by such global note or global notes or

•	DTC surrenders a global note in exchange in whole or in part for individual senior notes on terms as are acceptable to us and DTC.

In those circumstances, upon surrender by DTC or a successor depositary of any global note, senior notes in definitive form will be issued to each person that DTC or a successor depositary identifies as the beneficial owner of the related senior notes. Upon that issuance, the trustee is required to register those senior notes in the name of, and cause those senior notes to be delivered to, that person or persons or their nominees. Those senior notes would be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000.

      DTC has advised us and the underwriters that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to other entities, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. These entities are known as indirect participants. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

      Principal, premium, if any, and interest payments on senior notes registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global note representing those senior notes. Under the terms of the indenture, we and the trustee will treat the persons in whose names the senior notes are registered as the holders of those senior notes for the purpose of receiving payment of principal, premium, if any, and interest on those senior notes and for all other purposes. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal of, premium, if any, or interest on the senior notes to owners of beneficial interests in any global note. DTC has advised us that its current practice is to credit the accounts of participants with payments of principal, premium, if any, or interest on the date payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in a global note as shown in DTC’s records, unless DTC has reason to believe that it will not receive payment on such date. Payments by participants and indirect participants of DTC to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of DTC’s participants and indirect participants.

      DTC has advised us that it will take any action permitted to be taken by an owner or holder of senior notes only at the direction of one or more participants to whose account with DTC that holder’s senior notes are credited. Additionally, DTC has advised us that it will take those actions with respect to any percentage of the beneficial interest of holders who hold senior notes through participants only at the direction of and on behalf of participants whose account holders include undivided interests that satisfy any such percentage. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of participants whose account holders include such undivided interests.

Concerning The Trustee

      U.S. Bank National Association is the trustee under the indenture. We and our affiliates have and may from time to time in the future have banking and other business relationships with the trustee and its affiliates in the ordinary course of business.

Governing Law

      The indenture and the senior notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of laws provisions thereof.

CERTAIN FEDERAL TAX CONSEQUENCES

      This summary is of a general nature and is included in this prospectus solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. We are making no representation with respect to the consequences to any particular purchaser of the senior notes. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

U.S. Federal Income Taxation of U.S. Holders

Payments of Interest

      In general, interest on a note will be taxable to a U.S. holder as ordinary income at the time it accrues, or is actually or constructively received, in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Retirement of the Notes

      Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between

(1) the sum of cash plus the fair market value of all other property received on such disposition, except to the extent such cash or property is attributable to accrued but unpaid interest (which will be treated as described under “ — U.S. Federal Income Taxation of U.S. Holders — Payments of Interest” above), and

(2) such U.S. holder’s adjusted tax basis in the note.

      Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

      In general, a U.S. holder will be subject to U.S. federal backup withholding tax at the applicable rate (currently 30%) with respect to interest, principal, or premium, if any, paid on a note, and the proceeds from the sale, exchange, redemption, or other disposition of a note, if the U.S. holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. In addition, such payments of interest, principal, or premium to, and the proceeds of a sale, redemption, or other disposition by, a U.S. holder that is not an exempt entity will generally be subject to information reporting requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided the required information is furnished to the IRS.

U.S. Federal Taxation of Non-U.S. Holders

Payments of Interest

      In general, payments of interest on the notes to a non-U.S. holder that is not engaged in a business in the U.S. will not be subject to U.S. federal income tax provided that,

(1) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

(2) the non-U.S. holder is not a controlled foreign corporation that is related to us, actually or by attribution, through stock ownership, and

(3) either

(a) the non-U.S. holder certifies under penalties of perjury on IRS form W-8BEN or a suitable substitute form that it is not a “U.S. person,” as defined in the code, and provides its name and address, or

(b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. holder certifies under penalties of perjury that such a statement has been received from the non-U.S. holder and furnishes a copy to us.

      A non-U.S. holder may also be entitled to the benefits of an income tax treaty under which interest on the notes is subject to a reduced rate of withholding tax or is exempt from U.S. withholding tax, provided a properly executed IRS form W-8BEN claiming the exemption is furnished to us.

Sale, Exchange or Retirement of the Notes

      A non-U.S. holder that is not engaged in business in the U.S. generally will not be subject to U.S. federal income tax or any withholding thereof except as described below under “ — Backup Withholding and Information Reporting” on gain realized on the sale, exchange, redemption, retirement at maturity, or other disposition of a note unless the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met.

Backup Withholding and Information Reporting

      We must report annually to the IRS and to each non-U.S. holder the amount of interest paid to that holder and the tax withheld from those payments of interest. Copies of those information returns may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      A non-U.S. holder may be subject to additional information reporting or to backup withholding at the applicable rate (currently 30%) on these payments unless the certifications described in clause (3) under “ — U.S. Federal Taxation of Non-U.S. Holders — Payments of Interest” above are received. The amount of any backup withholding paid to the IRS on behalf of a non-U.S. holder from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability (if any) and may entitle the non-U.S. holder to a refund, provided the required information is furnished to the IRS.

      Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

Estate Tax

      Notes held at the time of death, or previously transferred subject to certain retained rights or powers, by an individual who at the time of death is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) will not be included in such holder’s gross estate for U.S. federal estate tax purposes, provided that

(1) the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, and

(2) the income on the notes is not effectively connected with the holder’s conduct of a U.S. trade or business.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives, the following respective principal amounts of the senior notes:

Principal
Underwriter	Amount

Credit Suisse First Boston LLC	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Fleet Securities, Inc.

Total	$180,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the senior notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of senior notes may be terminated.

      The underwriters propose to offer the senior notes initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of      % of the principal amount per senior note. The underwriters and selling group members may allow a discount of      % of the principal amount per senior note on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

      We estimate that our out of pocket expenses for this offering will be approximately $       .

      The senior notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the senior notes. However, they are not obligated to do so and may discontinue making a secondary market for the senior notes at any time without notice. No assurance can be given as to how liquid the trading market for the senior notes will be.

      The representatives have informed us that the underwriters do not expect discretionary sales by them to exceed 5% of the principal amount of senior notes being offered.

      AFG, American Premier Underwriters, Inc. and we have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      Certain of the underwriters and their respective affiliates have from time to time performed and in the future may perform various financial advisory, commercial banking and investment banking services for us, AFG and our respective affiliates in the ordinary course of business, for which they received or will receive customary fees.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of senior notes in excess of the principal amount of the senior notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the senior notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the senior notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the senior notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the senior notes or preventing or retarding a decline in the market price of the senior notes. As a result the price of the senior notes may be higher than the price that might otherwise exist in the open market. These transactions if commenced, may be discontinued at any time.

      Credit Suisse First Boston LLC will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston LLC and its customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent of the issuer, nor will Market Axess Inc. act as a broker for any customer of Credit Suisse First Boston LLC. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston LLC based on transactions the underwriter conducts through the system. Credit Suisse First Boston LLC will make securities available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the senior notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of senior notes are made. Any resale of the senior notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the senior notes.

Representations of Purchasers

      By purchasing senior notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the senior notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the senior notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the senior notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the senior notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the senior notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the senior notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of senior notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the senior notes in their particular circumstances and about the eligibility of the senior notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Certain legal matters in connection with the offering will be passed upon for the Company by Keating, Muething & Klekamp, P.L.L. and for the underwriters by Dewey Ballantine LLP. Dewey Ballantine LLP will rely upon the opinion of Keating, Muething & Klekamp, P.L.L. as to matters governed by the laws of the State of Ohio.

EXPERTS

      The financial statements and schedule of the NSA Group and the Statements of Assets (excluding Investments) and Liabilities to be Transferred, Underwriting Gains and Losses and Underwriting Cash Flows and schedule of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports. We have included those financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We must file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings will also be available over the internet at the SEC’s website at http://www.sec.gov. We expect to provide annual reports to our shareholders that include financial information reported on by our independent public accountants and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year.

      We have filed a registration statement on Form S-1 with the SEC (File No. 333-101516) relating to this offering. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s internet site.

INDEX TO FINANCIAL STATEMENTS

Page

INFINITY PROPERTY AND CASUALTY CORPORATION
Report of Independent Auditors	F-2
Balance Sheet	F-3
Note to Balance Sheet	F-3
NSA GROUP
Report of Independent Auditors	F-4
Combined Balance Sheet:
September 30, 2002	F-5
December 31, 2001 and 2000	F-5
Combined Statement of Operations:
Nine months ended September 30, 2002 and 2001	F-6
Years ended December 31, 2001, 2000 and 1999	F-6
Combined Statement of Changes in Shareholder’s Equity:
Nine months ended September 30, 2002	F-7
Years ended December 31, 2001, 2000 and 1999	F-7
Combined Statement of Cash Flows:
Nine months ended September 30, 2002 and 2001	F-8
Years ended December 31, 2001, 2000 and 1999	F-8
Notes to Combined Financial Statements	F-9
PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE COMPANY
Report of Independent Auditors	F-21
Statement of Assets (excluding Investments) and Liabilities to be Transferred:
September 30, 2002	F-22
December 31, 2001 and 2000	F-22
Statement of Underwriting Gains and Losses:
Nine months ended September 30, 2002 and 2001	F-22
Years ended December 31, 2001, 2000 and 1999	F-22
Notes to Financial Statements	F-23

AFG PERSONAL SEGMENT

      The NSA Group and the Personal Lines Agency Business of Great American Insurance Company comprised approximately 90% of AFG’s Personal segment based on earned premiums in 2001. Underwriting gains and losses for AFG’s Personal segment are disclosed under “Business — American Financial Group Personal Segment” in order to provide the historical financial performance for this segment as a whole.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Infinity Property and Casualty Corporation

      We have audited the accompanying balance sheet of Infinity Property and Casualty Corporation, an indirect wholly-owned subsidiary of American Financial Group, Inc., as of September 30, 2002. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Infinity Property and Casualty Corporation at September 30, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Cincinnati, Ohio

October 1, 2002, except for share information in the second paragraph of the Note to Balance Sheet as to which the date is January 13, 2003

INFINITY PROPERTY AND CASUALTY CORPORATION

BALANCE SHEET

SEPTEMBER 30, 2002

Assets:
Receivable from American Premier Underwriters, Inc.	$1,000

Liabilities and Shareholder’s Equity:
Liabilities	$—
Shareholder’s Equity:
Preferred Stock, no par value; 1,000 shares authorized; none issued	—
Common Stock, no par value; 1,000 shares authorized and 100 shares issued and outstanding (50,000,000 shares authorized and 20,347,083 shares issued and outstanding adjusted for the 20,347-for-1 split effected in January 2003)	1,000

$1,000

NOTE TO BALANCE SHEET

Organization and Purpose

      Infinity Property and Casualty Corporation (“Infinity”) was organized by American Premier Underwriters, Inc. in September 2002. American Premier transferred its ownership of the capital stock of Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company and their subsidiaries to Infinity on December 31, 2002, in exchange for 900 shares of Infinity common stock.

      In January 2003, Infinity increased its authorized capital stock to 50,000,000 shares of common stock and 10,000,000 shares of preferred stock and implemented a 20,347-for-1 common stock split. After the split, Infinity had 20,347,083 shares outstanding. The acquisition by Infinity of the capital stock of the aforementioned companies will involve the transfer of companies under common control and that transaction will be recorded at historical cost.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

American Financial Group, Inc.

      We have audited the accompanying combined balance sheet as of December 31, 2001 and 2000, of the companies listed in Note A and the related combined statements of operations, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the schedule listed in the Index as Item 16(b) of Form S-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2001 and 2000, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Cincinnati, Ohio

September 26, 2002

NSA GROUP

COMBINED BALANCE SHEET

(In Thousands)

		December 31,
	September 30,
	2002	2001	2000

	(unaudited)
Assets:
Investments:
Fixed maturities — at market (amortized cost — $990,591, $1,079,747 and $1,005,319)	$1,023,019	$1,082,786	$991,364
Equity securities — at market (cost — $28,760, $43,166, and $57,189)	26,749	44,655	60,944
Investment in affiliates	—	—	1,823

Total investments	1,049,768	1,127,441	1,054,131
Cash and cash equivalents	139,585	60,701	162,107
Accrued investment income	15,718	17,117	18,279
Agents’ balances and premiums receivable	210,364	219,589	292,403
Prepaid reinsurance premiums	103,856	95,918	843
Recoverables from reinsurers	60,989	39,079	14,305
Deferred policy acquisition costs	30,826	39,948	83,755
Receivable from affiliates	39,937	47,529	36,520
Prepaid expenses, deferred charges and other assets	31,285	42,769	52,984
Goodwill	70,322	70,322	72,557

	$1,752,650	$1,760,413	$1,787,884

Liabilities and Capital:
Unpaid losses and loss adjustment expenses	$631,456	$645,194	$640,314
Unearned premiums	338,247	339,485	423,198
Payable to reinsurers	109,992	88,705	—
Payable to affiliates	6,342	14,176	9,845
Accounts payable, accrued expenses and other liabilities	141,551	110,096	100,345

Total liabilities	1,227,588	1,197,656	1,173,702
Shareholder’s Equity:
Common Stock, no par value	10,500	10,500	10,500
Additional paid-in capital	489,240	575,199	645,883
Retained earnings	5,506	(25,870)	(35,601)
Unrealized gain (loss) on marketable securities, net	19,816	2,928	(6,600)

Total shareholder’s equity	525,062	562,757	614,182

	$1,752,650	$1,760,413	$1,787,884

See notes to financial statements.

NSA GROUP

COMBINED STATEMENT OF OPERATIONS

(In Thousands)

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Income:
Earned premiums	$495,974	$728,637	$916,378	$1,043,316	$944,481
Net investment income	47,361	57,762	75,215	69,326	74,330
Realized gains (losses) on investments	(6,396)	(4,379)	(5,901)	(5,376)	22,572
Other income	3,230	3,329	4,312	3,564	3,545

	540,169	785,349	990,004	1,110,830	1,044,928
Costs and Expenses:
Losses and loss adjustment expenses	390,670	619,375	752,336	915,808	730,459
Commissions and other underwriting expenses	83,106	159,026	202,111	229,516	213,434
Other operating and general expenses	18,543	14,563	19,763	24,371	19,410

	492,319	792,964	974,210	1,169,695	963,303

Operating earnings (loss) before income taxes	47,850	(7,615)	15,794	(58,865)	81,625
Provision (credit) for income taxes	16,474	(2,265)	6,063	(20,231)	29,267

Net operating earnings (loss)	31,376	(5,350)	9,731	(38,634)	52,358
Equity in net losses of affiliates, net of tax	—	—	—	(11,461)	(1,495)

Net Earnings (Loss)	$31,376	$(5,350)	$9,731	$(50,095)	$50,863

See notes to financial statements.

NSA GROUP

COMBINED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

(In Thousands)

		Additional		Unrealized
	Common	Paid-in	Retained	Gain (Loss)
	Stock	Capital	Earnings	on Securities	Total

Balance at December 31, 1998	$10,500	$563,572	$39,251	$28,346	$641,669
Net earnings	—	—	50,863	—	50,863
Change in unrealized	—	—	—	(60,442)	(60,442)

Comprehensive income (loss)					(9,579)
Dividends	—	—	(75,620)	—	(75,620)
Return of capital	—	(23,000)	—	—	(23,000)
Other	—	495	—	—	495

Balance at December 31, 1999	$10,500	$541,067	$14,494	$(32,096)	$533,965

Net earnings (loss)	$—	$—	$(50,095)	$—	$(50,095)
Change in unrealized	—	—	—	25,496	25,496

Comprehensive income (loss)	—	—	—	—	(24,599)
Return of capital	—	(41,500)	—	—	(41,500)
Capital contributions	—	144,300	—	—	144,300
Other	—	2,016	—	—	2,016

Balance at December 31, 2000	$10,500	$645,883	$(35,601)	$(6,600)	$614,182

Net earnings	$—	$—	$9,731	$—	$9,731
Change in unrealized	—	—	—	9,528	9,528

Comprehensive income	—	—	—	—	19,259
Return of capital	—	(69,350)	—	—	(69,350)
Other	—	(1,334)	—	—	(1,334)

Balance at December 31, 2001	$10,500	$575,199	$(25,870)	$2,928	$562,757

Net earnings (unaudited)	$—	$—	$31,376	$—	$31,376
Change in unrealized (unaudited)	—	—	—	16,888	16,888

Comprehensive income	—	—	—	—	48,264
Return of capital (unaudited)	—	(87,000)	—	—	(87,000)
Other (unaudited)	—	1,041	—	—	1,041

Balance at September 30, 2002 (unaudited)	$10,500	$489,240	5,506	$19,816	$525,062

See notes to financial statements.

NSA GROUP

COMBINED STATEMENT OF CASH FLOWS

(In Thousands)

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Operating Activities:
Net earnings (loss)	$31,376	$(5,350)	$9,731	$(50,095)	$50,863
Adjustments:
Equity in net losses of affiliates	—	—	—	11,461	1,495
Depreciation and amortization	9,827	8,448	13,548	11,363	11,496
Realized losses (gains) on investments	6,396	4,379	5,901	5,376	(22,572)
Decrease (increase) in agents balances and premiums receivable	9,225	40,827	72,814	(26,210)	494
Increase in reinsurance receivables	(29,848)	(125,801)	(119,849)	(2,153)	(145)
Decrease (increase) in deferred policy acquisition costs	9,122	35,131	43,807	(3,597)	728
Decrease (increase) in other assets	4,273	2,152	(1,468)	390	(2,840)
Change in balances with affiliates	(242)	(4,299)	(6,647)	(23,656)	15,010
Increase (decrease) in insurance claims and reserves	(14,976)	(8,667)	(78,833)	117,381	(50,076)
Increase in payable to reinsurers	21,287	81,932	88,705	—	—
Increase (decrease) in other liabilities	2,324	13,283	5,519	(13,599)	(1,533)
Other, net	2,447	(150)	(238)	(1,410)	(89)

	51,211	41,885	32,990	25,251	2,831

Investing Activities:
Purchases of and additional investments in:
Fixed maturity investments	(241,130)	(240,443)	(531,892)	(148,226)	(102,654)
Equity securities	—	—	—	(9,780)	(46,587)
Property and equipment	(2,251)	(12,632)	(17,785)	(30,774)	(15,683)
Maturities and redemptions of fixed maturity investments	77,588	49,686	67,402	53,683	84,217
Sales of:
Fixed maturity investments	269,767	77,269	384,137	46,443	92,778
Equity securities	10,399	9,304	9,305	33,946	50,208
Property and equipment	300	2,412	16,301	298	399

	114,673	(114,404)	(72,532)	(54,410)	62,678

Financing Activities:
Capital contributions	—	—	—	144,300	—
Dividends and return of capital distributions	(87,000)	(1,800)	(61,864)	(10,698)	(40,444)

	(87,000)	(1,800)	(61,864)	133,602	(40,444)

Net Increase (Decrease) in Cash and Cash Equivalents	78,884	(74,319)	(101,406)	104,443	25,065
Cash and cash equivalents at beginning of period	60,701	162,107	162,107	57,664	32,599

Cash and cash equivalents at end of period	$139,585	$87,788	$60,701	$162,107	$57,664

See notes to financial statements.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

Three years ended December 31, 2001 (Audited)

Nine months ended September 30, 2002 and 2001 (Unaudited)

INDEX TO NOTES

A.	Organization and Basis of Presentation
B.	Accounting Policies
C.	Investments
D.	Investment in Affiliates
E.	Goodwill
F.	Shareholder’s Equity
G.	Income Taxes
H.	Quarterly Operating Results
I.	Insurance
J.	Additional Information

A.	Organization and Basis of Presentation

      The accompanying combined statements include the accounts of the following indirect wholly-owned subsidiaries of American Financial Group, Inc. (“AFG”): Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company, Windsor Insurance Company and their subsidiaries (collectively the “NSA Group”). The NSA Group is engaged primarily in nonstandard private passenger automobile insurance. In connection with a proposed initial public offering in 2002, AFG will transfer its ownership of the subsidiaries comprising the NSA Group to a newly formed subsidiary, Infinity Property and Casualty Corporation (“Infinity”), in exchange for that company’s stock and intercompany debt.

      Through a reinsurance transaction expected to become effective January 1, 2003 Infinity will assume the personal lines business written through agents by AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). This business had earned premiums of $150 million in 2001 consisting primarily of standard and preferred private passenger automobile insurance. The business to be assumed from GAI is not included in the historical combined statements of the NSA Group.

      Management believes the accompanying financial statements are representative of the costs of the NSA Group doing business on a stand-alone basis. The accompanying income statements include charges for fees allocated by other AFG subsidiaries to the NSA Group for various services. Prior to 2002, charges for corporate staff services, including human resources, risk management, legal, and financial reporting were allocated based on estimated usage. Beginning in 2002, these costs are allocated based on the percentage of capital each of the insurance subsidiaries needs to run its business, which approximates estimated usage. Investment management fees have been allocated based on the proportion each subsidiary’s portfolio (at market value) bears to the total portfolios being managed. Management believes the methods used to allocate these costs are reasonable.

      All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the combined financial statements. Earnings per share data is not applicable because the financial statements are combined statements of wholly-owned subsidiaries.

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

B.	Accounting Policies

  Investments

      All fixed maturity securities are considered “available for sale” and reported at fair value with unrealized gains and losses reported as a separate component of shareholder’s equity. Premiums and discounts

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

      Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

      Emerging Issues Task Force Issue No. 99-20 established a new standard for recognizing interest income and impairment on certain asset-backed investments effective April 1, 2001. Interest income on these investments is recorded at a yield based on projected cash flows. The yield is adjusted prospectively to reflect actual cash flows and changes in projected amounts. Impairment losses on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows.

  Investment in Affiliates

      Investments in equity securities of companies that are 20%- to 50%-owned by AFG and its subsidiaries are generally carried at cost, adjusted for the NSA Group’s proportionate share of the affiliate’s undistributed earnings or losses.

      Due to Chiquita Brands International’s announced intention to pursue a plan to restructure its public debt, the NSA Group wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, the NSA Group suspended accounting for the investment under the equity method because AFG no longer had the ability to influence the operating and financial policies of Chiquita, and reclassified the investment to “Equity securities”.

  Goodwill

      Goodwill represents the excess of AFG’s cost of the NSA subsidiaries over its equity in their underlying net assets which has been reflected on the NSA Group’s financial statements. Through December 31, 2001, goodwill was being amortized over periods of 20 to 40 years. Effective January 1, 2002, the NSA Group’s subsidiaries implemented Statement of Financial Accounting Standards (“SFAS”) No. 142 under which goodwill is no longer amortized but is subject to an impairment test at least annually. The transitional test under the new standard indicated there was no impairment at that date.

  Reinsurance

      The NSA Group cedes reinsurance to other companies. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, the NSA Group’s insurance companies would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The NSA Group reports as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. Payable to reinsurers represents ceded premiums retained by the NSA Group to fund ceded losses as they become due. The NSA Group also assumes reinsurance, primarily from other AFG subsidiaries. Income on reinsurance assumed is recognized based on reports received from ceding companies.

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Deferred Policy Acquisition Costs (“DPAC”)

      Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

  Unpaid Losses and Loss Adjustment Expenses

      The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Unpaid losses and loss adjustment expenses have not been reduced for reinsurance recoverable. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Combined Statement of Operations in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

  Premium Recognition

      Premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations.

  Income Taxes

      The NSA Group companies have separate tax allocation agreements with American Financial Corporation (“AFC”), a subsidiary of AFG, which designate how tax payments are shared by members of the tax group. In general, companies compute taxes on a separate return basis and are obligated to make payments to (or receive benefits from) AFC based on taxable income without regard to temporary differences. The tax allocation agreements with AFC have not impacted the recognition of income tax expense and income tax payable in the NSA Group’s financial statements.

      Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities are aggregated with other amounts receivable from affiliates.

  Benefit Plans

      The NSA Group provides retirement benefits to qualified employees of participating companies through contributory and noncontributory defined contribution plans contained in AFG’s Retirement and Savings Plan. Under the retirement portion of the plan, company contributions are invested primarily in securities of AFG and affiliates. Under the savings portion of the plan, the NSA Group matches a specific portion of employee contributions. Contributions to benefit plans are charged against earnings in the year for which they are declared.

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The NSA Group and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. The NSA Group also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

     Derivatives

      Derivatives included in the NSA Group’s Balance Sheet consist primarily of investments in common stock warrants (included in equity securities). Changes in the fair value of derivatives are included in current earnings as realized gains (losses) on investments.

  Statement of Cash Flows

      For cash flow purposes, “investing activities” are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. “Financing activities” include obtaining resources from owners and providing them with a return on their investments. All other activities are considered “operating”. Investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

C.     Investments

      Fixed maturities and equity securities consisted of the following (in millions):

	September 30, 2002

			Gross Unrealized
	Amortized	Market
	Cost	Value	Gains	Losses

Fixed maturities:
United States Government and government agencies and authorities	$68.8	$74.2	$5.4	$—
States, municipalities and political subdivisions	78.3	82.9	4.6	—
Foreign government	2.3	2.5	.2	—
Public utilities	116.7	118.5	5.0	(3.2)
Mortgage-backed securities	163.1	168.8	6.0	(.3)
All other corporate	551.5	567.2	29.4	(13.7)
Redeemable preferred stocks	9.9	8.9	—	(1.0)

	$990.6	$1,023.0	$50.6	$(18.2)

Equity securities	$28.7	$26.7	$.4	$(2.4)

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2001				December 31, 2000

			Gross				Gross
			Unrealized				Unrealized
	Amortized	Market			Amortized	Market
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses

Fixed maturities:
United States Government and government agencies and authorities	$106.3	$108.7	$2.5	$(.1)	$56.9	$58.0	$1.3	$(.2)
States, municipalities and political subdivisions	49.4	51.0	2.0	(.4)	50.0	51.6	1.7	(.1)
Foreign government	2.8	2.9	.1	—	2.8	2.8	—	—
Public utilities	126.9	127.5	1.9	(1.3)	109.9	109.6	1.0	(1.3)
Mortgage-backed securities	139.0	138.7	2.0	(2.3)	97.0	98.1	1.7	(.6)
All other corporate	647.8	647.5	13.6	(13.9)	683.7	666.7	5.0	(22.0)
Redeemable preferred stocks	7.6	6.5	.1	(1.2)	5.0	4.6	—	(.4)

	$1,079.8	$1,082.8	$22.2	$(19.2)	$1,005.3	$991.4	$10.7	$(24.6)

Equity securities	$43.2	$44.7	$4.5	$(3.0)	$57.2	$60.9	$11.0	$(7.3)

      The table below sets forth the scheduled maturities of fixed maturities based on market value as of September 30, 2002. Data based on amortized cost is generally the same. Mortgage-backed securities had an average life of approximately five years at September 30, 2002.

Maturity

One year or less	7%
After one year through five years	28
After five years through ten years	34
After ten years	15

84
Mortgage-backed securities	16

100%

      Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility in reaction to changes in interest rates, and general market factors and risks associated with reinvestment of proceeds due to prepayments or redemptions in a period of declining interest rates.

      The change in unrealized gain (loss) on marketable securities included the following (in millions):

	Pretax

	Fixed	Equity	Tax
	Maturities	Securities	Effects	Net

Nine Months Ended September 30, 2002
Unrealized holding gains (losses) on securities arising during the period	$27.0	$(7.5)	$(6.8)	$12.7
Realized losses included in net income	2.4	4.0	(2.2)	4.2

Change in unrealized gain (loss) on marketable securities, net	$29.4	$(3.5)	$(9.0)	$16.9

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pretax

	Fixed	Equity	Tax
	Maturities	Securities	Effects	Net

Year Ended December 31, 2001
Unrealized holding gains (losses) on securities arising during the period	$17.6	$(8.8)	$(3.1)	$5.7
Realized losses (gains) included in net income	(.6)	6.5	(2.1)	3.8

Change in unrealized gain (loss) on marketable securities, net	$17.0	$(2.3)	$(5.2)	$9.5

Year Ended December 31, 2000
Unrealized holding gains on securities arising during the period	$28.3	$5.4	$(11.7)	$22.0
Realized losses included in net income	4.0	1.4	(1.9)	3.5

Change in unrealized gain on marketable securities, net	$32.3	$6.8	$(13.6)	$25.5

Year Ended December 31, 1999
Unrealized holding gains (losses) on securities arising during the period	$(76.0)	$5.7	$24.6	$(45.7)
Realized losses (gains) included in net income	1.4	(24.0)	7.9	(14.7)

Change in unrealized loss on marketable securities, net	$(74.6)	$(18.3)	$32.5	$(60.4)

      Gross gains and losses on fixed maturity investment transactions included in the Combined Statement of Cash Flows consisted of the following (in millions):

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Gross Gains	$11.4	$3.4	$14.8	$.6	$1.8
Gross Losses	(13.8)	(1.6)	(14.2)	(4.6)	(3.2)

D.     Investment in Affiliates

      Investment in affiliates at December 31, 2000, reflects the NSA Group’s ownership of 2 million shares (3%) of Chiquita common stock. The market value of this investment was $2 million at December 31, 2000. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. AFG and its subsidiaries owned an additional 22 million shares (33%) of Chiquita common stock at December 31, 2000.

      Chiquita reported net losses attributable to common shares of $112 million in 2000 and $75 million in 1999.

      In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, the NSA Group recorded a fourth quarter 2000 pretax charge of $14.2 million to write down their investment in Chiquita to quoted market value at December 31, 2000. In 2001, the NSA Group suspended accounting for the investment under the equity method and reclassified the investment to “Equity securities”. In the third quarter of 2001, the NSA Group wrote down its investment in Chiquita by an additional $669,000. On March 8, 2002, the court approved Chiquita’s plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under the plan, over $700 million in principal and accrued interest related to Chiquita’s public debt was converted into

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common equity. As a result, the NSA Group received approximately 14,400 “new” shares in the reorganized company plus warrants expiring in 2009 to purchase an additional 240,000 shares at $19.23 per share.

E.     Goodwill

      Goodwill amortization expense was $1.7 million for the nine months ended September 30, 2001, and $2.2 million in each of the years 2001, 2000 and 1999. At December 31, 2001 and 2000, accumulated amortization amounted to approximately $37.8 million and $35.6 million, respectively. Effective January 1, 2002, goodwill is no longer amortized. If goodwill amortization had not been deducted, results would have been a net loss of $3.7 million for the first nine months of 2001, net earnings of $12.0 million in 2001, a net loss of $47.9 million in 2000 and net earnings of $53.1 million in 1999.

F.     Shareholder’s Equity

      Amounts shown for the individual components of Shareholder’s Equity represent the combined balances of the companies identified in Note A. Accordingly, shares outstanding and earnings per share information are not applicable.

G.     Income Taxes

      The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Combined Statement of Operations (in thousands):

	Year ended December 31,

	2001	2000	1999

Earnings (loss) before income taxes:
Operating	$15,794	$(58,865)	$81,625
Equity in net losses of affiliates	—	(17,632)	(2,301)

Total	$15,794	$(76,497)	$79,324

Income taxes at statutory rate	$5,528	$(26,774)	$27,763
Effect of:
Amortization of intangibles	782	782	782
Dividends received deduction	(385)	(488)	(496)
Other	138	78	412

Total Provision (Credit)	6,063	(26,402)	28,461
Amounts applicable to:
Equity in net losses of affiliates	—	6,171	806

Provision (credit) for income taxes as shown on the Combined Statement of Operations	$6,063	$(20,231)	$29,267

      The total income tax provision (credit) consists of (in thousands):

	2001	2000	1999

Current	$4,964	$(18,998)	$28,580
Deferred	1,099	(7,404)	(119)

	$6,063	$(26,402)	$28,461

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Combined Balance Sheet were as follows (in millions):

	December 31,

	2001	2000

Deferred tax assets:
Discount on loss reserve	$20.4	$20.7
Unearned premium reserve	16.3	29.8
Investment securities	11.9	14.6
Net operating loss carryforward	8.5	8.5
Other, net	9.5	10.2

	66.6	83.8

Valuation allowance for deferred tax assets	(17.8)	(17.8)

	48.8	66.0
Deferred tax liabilities:
Deferred policy acquisition costs	(14.0)	(29.3)
Depreciation and amortization	(6.8)	(8.8)

	(20.8)	(38.1)

Net deferred tax asset	$28.0	$27.9

      The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the need for a valuation allowance include: (i) opportunities to generate taxable income from sales of NSA Group appreciated assets, and (ii) the likelihood of the NSA Group generating larger amounts of taxable income in the future. The likelihood of realizing this asset will be reviewed periodically; any adjustments required to the valuation allowance will be made in the period in which the developments on which they are based become known.

H.     Quarterly Operating Results (Unaudited)

      While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following are quarterly results of combined operations for the two years ended December 31, 2001 and nine months ended September 30, 2002 (in millions).

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

2002
Revenues	$187.9	$170.8	$181.5
Net earnings	10.6	2.9	17.9
2001
Revenues	$287.4	$272.2	$225.7	$204.7	$990.0
Net earnings (loss)	(1.5)	(12.4)	8.5	15.1	9.7
2000
Revenues	$260.7	$276.0	$281.4	$292.7	$1,110.8
Net earnings (loss)	1.2	(7.2)	(18.1)	(26.0)	(50.1)

      Fourth quarter 2000 results include a $14.2 million pretax writedown of the Chiquita investment.

      Realized gains (losses) on securities amounted to (in millions):

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

2002	$(.4)	$(11.4)	$5.4
2001	(.2)	(4.9)	.7	$(1.5)	$(5.9)
2000	1.5	(1.7)	(5.8)	.6	(5.4)

I.     Insurance

      Securities having a carrying value of about $38 million at December 31, 2001, were on deposit as required by regulatory authorities.

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Insurance Reserves

      The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions):

	Nine months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Balance at beginning of period	$608	$627	$627	$543	$589
Provision for losses and LAE occurring in the current year	392	624	762	941	759
Net decrease in provision for claims of prior years	(1)	(5)	(10)	(25)	(29)

Total losses and LAE incurred	391	619	752	916	730
Payments for losses and LAE of:
Current year	(172)	(333)	(436)	(544)	(455)
Prior years	(256)	(281)	(335)	(288)	(321)

Total payments	(428)	(614)	(771)	(832)	(776)

Balance at end of period	$571	$632	$608	$627	$543

Add back reinsurance recoverables	60	43	37	13	10

Gross unpaid losses and LAE included in the Balance Sheet	$631	$675	$645	$640	$553

  Reinsurance

      Effective April 2001, the NSA Group entered into a reinsurance agreement with Inter-Ocean Reinsurance (Ireland) Limited, under which the NSA Group agreed to cede 90% of its automobile physical damage business written through December 2002. Under the agreement, the NSA Group retains all of the ceded premiums to fund ceded losses as they become due from Inter-Ocean. Interest is credited to Inter-Ocean for funds held on their behalf at 6.8%. Premiums ceded under this agreement were $236 million and $148 million for the first nine months of 2002 and 2001, respectively, and $220 million for the year 2001. Interest credited, which is reported as a reduction of net investment income, was $5.8 million and $1.6 million in the first nine months of 2002 and 2001, respectively, and $3.1 million for the entire year 2001.

      In addition, the NSA Group assumes reinsurance, primarily from affiliates of AFG. The following table shows (in millions) (i) amounts deducted from written and earned premiums in connection with reinsurance

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ceded, (ii) written and earned premiums included in income for reinsurance assumed and (iii) reinsurance recoveries deducted from losses and loss adjustment expenses.

	Nine months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Direct premiums written	$694	$693	$908	$1,011	$868
Reinsurance assumed	33	45	55	67	78
Reinsurance ceded	(240)	(149)	(225)	(4)	(5)

Net written premiums	$487	$589	$738	$1,074	$941

Direct premiums earned	$693	$750	$986	$975	$872
Reinsurance assumed	35	45	60	72	78
Reinsurance ceded	(232)	(66)	(130)	(4)	(6)

Net earned premiums	$496	$729	$916	$1,043	$944

Reinsurance recoveries	$154	$48	$93	$10	$6

  Net Investment Income

      The following table shows (in millions) investment income earned and investment expenses incurred by the NSA Group’s insurance companies.

	Nine months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Investment income:
Fixed maturities	$54.2	$60.1	$79.5	$69.8	$74.9
Equity securities	.8	1.1	1.3	2.0	2.1
Other	.2	.2	.2	.2	.2

	55.2	61.4	81.0	72.0	77.2
Investment expenses	(7.8)	(3.6)	(5.8)	(2.7)	(2.9)

	$47.4	$57.8	$75.2	$69.3	$74.3

  Statutory Information

      Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Combined net earnings (loss) and policyholders’ surplus on a statutory basis were as follows (in millions):

Net Earnings (Loss)					Policyholders’ Surplus

Nine months ended
September 30,		Year ended December 31,				December 31,
					September 30,
2002	2001	2001	2000	1999	2002	2001	2000

$34.5	$29.8	$56.9	$(52.2)	$58.3	$400	$443	$425

      In January 2001, the NSA Group’s insurance companies adopted the Codification of Statutory Accounting Principles. The cumulative effect of these changes at adoption increased the surplus of the companies by $45 million.

NSA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.     Additional Information

      Total rental expense for various leases of office space and equipment was $14.1 million, $12.9 million and $11.4 million for 2001, 2000 and 1999, respectively.

      Future minimum rentals, related principally to office space, required under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 2001, were as follows: 2002 — $13.5 million; 2003 — $12.4 million; 2004 — $11.3 million; 2005 — $8.2 million; 2006 — $6.3 million; and $22.1 million thereafter.

      Other operating and general expenses included charges for possible losses on agents’ balances in the following amounts: 2001 — $1.2 million; 2000 — $1.5 million; and 1999 — $3.1 million. The aggregate allowance for all such losses amounted to approximately $10.1 million and $10.4 million at December 31, 2001 and 2000, respectively.

  Restrictions on Transfer of Funds and Assets of Subsidiaries

      Payments of dividends, loans and advances by the NSA Group companies are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2002 from the NSA Group’s insurance companies without seeking regulatory clearance is approximately $53.5 million. Additional amounts of dividends, loans and advances require regulatory approval.

  Benefit Plans

      The NSA Group expensed approximately $4.2 million in 2001, $6.4 million in 2000 and $3.7 million in 1999 for their retirement and employee savings plans.

  Contingencies

      The NSA Group is subject to various litigation resulting principally from normal insurance activities. Based on advice of counsel, management believes that the outcome of such matters will not have a material effect upon the NSA Group’s combined financial position

  Related Party Transactions

      Various business has been transacted between the NSA Group and AFG and its subsidiaries over the past several years, including insurance, computer processing and programming, payroll processing, office rental and sales of assets. Aggregate charges for these items have been insignificant in relation to revenues.

      The NSA Group’s investment portfolio is managed by a subsidiary of AFG. Net investment income includes investment management charges of $2.0 million in 2001, $2.0 million in 2000 and $1.9 million in 1999.

      The NSA Group has purchased and sold securities at fair value in transactions with AFG subsidiaries; it has also transferred securities to its parent in the form of capital distributions and received securities from its parent as capital contributions. Such purchases, sales and transfers and related gains (losses) were as follows (in millions):

	Acquisitions	Dispositions	Gains (Losses)

2001	$31.6	$7.5	$(.1)
2000	—	30.8	(.9)
1999	—	58.2	4.4

      Included in receivable from affiliates at December 31, 2001 and 2000 are approximately $37.5 million and $33.0 million, respectively, of tax benefits receivable from AFC.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Great American Insurance Company

      We have audited the accompanying statement of assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company (“Company”) as of December 31, 2001 and 2000, and the related statements of underwriting gains and losses and underwriting cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the schedule listed in the Index as Item 16(b) of Form S-1. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-1 of Infinity Property and Casualty Corporation, and as described in Note A, are not intended to be a complete presentation of the Company’s assets, liabilities, revenues, expenses and cash flows.

      In our opinion, the accompanying Statements of Assets (excluding Investments) and Liabilities to be Transferred, Underwriting Gains and Losses and Underwriting Cash Flows present fairly, in all material respects, the assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2001 and 2000, and its underwriting results and underwriting cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the statements as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Cincinnati, Ohio

September 26, 2002

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

(In Thousands)

Statement of Assets (excluding Investments) and Liabilities to be Transferred

		December 31,
	September 30,
	2002	2001	2000

	(unaudited)
Assets (excluding Investments) to be Transferred:
Agents’ balances	$38,268	$44,632	$33,471
Deferred policy acquisition costs	14,583	24,538	19,897
Goodwill	4,954	4,954	5,335
Other assets	3,390	4,684	6,474

	$61,195	$78,808	$65,177

Liabilities to be Transferred:
Unpaid losses and loss adjustment expenses	$123,579	$115,885	$105,880
Unearned premiums	51,042	80,941	65,592
Other liabilities	1,858	3,680	1,876

	$176,479	$200,506	$173,348

Statement of Underwriting Gains and Losses

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Earned premiums	$84,661	$111,626	$149,925	$128,854	$138,569
Losses and Expenses:
Losses and loss adjustment expenses	72,001	86,161	121,811	93,294	73,312
Commissions and other underwriting expenses	21,039	32,803	42,819	39,202	46,625

Underwriting loss	$(8,379)	$(7,338)	$(14,705)	$(3,642)	$18,632

Statement of Underwriting Cash Flows

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Premiums collected	$61,076	$119,402	$154,113	$127,790	$132,818
Loss and loss adjustment expenses paid	(64,307)	(81,200)	(111,806)	(105,701)	(105,538)
Commissions and other underwriting expenses paid	(12,215)	(34,523)	(46,092)	(42,247)	(46,799)

Cash from (used by) underwriting	$(15,446)	$3,679	$(3,785)	$(20,158)	$(19,519)

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

Three years ended December 31, 2001 (audited)
Nine months ended September 30, 2002 and 2001 (unaudited)

A.	Background and Basis of Presentation Great American Insurance Company (“GAI”) is an indirect wholly-owned subsidiary of American Financial Group, Inc. (“AFG”). GAI is engaged primarily in the specialty property and casualty insurance business; it also writes personal lines business consisting primarily of standard and preferred private passenger automobile coverage. Under a reinsurance agreement, GAI will transfer the portion of its personal lines business that is written through independent agents (the “Assumed Agency Business”) to Infinity Property and Casualty Corporation (“Infinity”), a newly formed AFG subsidiary. The transfer is scheduled to be effective January 1, 2003. Under the reinsurance agreement, GAI will also transfer assets (primarily investment securities) to Infinity in an amount approximately equal to the net of insurance liabilities being transferred less $5 million.

The accompanying statements have been prepared from the historical accounting records of GAI and present the assets (excluding investments) and liabilities to be transferred, the related underwriting gains and losses and underwriting cash flows attributable to the Agency Business. The Agency Business represents a portion of AFG’s Personal Lines segment of operations and is not a separate legal entity. Accordingly, the Agency Business does not have a separate investment portfolio or equity structure. For these reasons, the financial records necessary for complete financial statements including investments, investment results, and tax provisions do not exist.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

B.	Accounting Policies

Deferred Policy Acquisition Costs (“DPAC”) Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

Unpaid Losses and Loss Adjustment Expenses The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Underwriting Gains and Losses in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Premium Recognition Premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force.

C.	Reinsurance Effective January 1, 2002, GAI entered into a reinsurance agreement with Inter-Ocean Reinsurance (Ireland) Limited, under which GAI agreed to cede 90% of its automobile physical damage

PERSONAL LINES AGENCY BUSINESS OF
GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

business written through December 2002. Premiums ceded under this agreement were $61.5 million for the first nine months of 2002.

D.	Quarterly Operating Results (Unaudited) While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of operations for the two years ended December 31, 2001 and nine months ended September 30, 2002 (in millions).

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

2002
Earned premiums	$40	$41	$4
Underwriting loss	(3)	(1)	(4)
2001
Earned premiums	$35	$38	$39	$38	$150
Underwriting loss	(1)	(2)	(5)	(7)	(15)
2000
Earned premiums	$31	$32	$32	$34	$129
Underwriting loss	(9)	6	(2)	1	(4)

E.	Insurance Reserves The following table provides an analysis of changes in the liability for losses and loss adjustment expenses over the past three years on a GAAP basis (in millions):

	Nine months ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Balance at beginning of period	$116	$106	$106	$118	$150
Provision for losses and LAE occurring in the current year	66	84	118	90	99
Net increase (decrease) in provision for claims of prior years	6	2	4	4	(25)

Total losses and LAE incurred	72	86	122	94	74
Payments for losses and LAE of:
Current year	(19)	(37)	(62)	(48)	(48)
Prior years	(45)	(44)	(50)	(58)	(58)

Total payments	(64)	(81)	(112)	(106)	(106)

Balance at end of period	$124	$111	$116	$106	$118

The significant favorable development in prior year reserves during 1999 reflects the effect of settling claims related to prior years for less than the previously established reserves.

Infinity Property and Casualty Corporation

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following estimated costs and expenses in connection with the issuance and distribution of the securities being registered hereby are being paid by American Financial Group, Inc.

Securities and Exchange Commission registration fee	$16,560
NASD filing fee	$18,500
Printing and engraving costs	125,000
Legal fees and expenses	200,000
Accounting fees and expenses	250,000
Blue sky filing fees and expenses	15,000
Trustee Fees	25,000
Miscellaneous expenses	149,940

TOTAL	$800,000

Item 14. Indemnification of Directors and Officers.

      Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

      The Registrant’s Regulations provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law.

      In the underwriting agreement, the underwriters will agree to indemnify the Registrant’s officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 under certain conditions and with respect to certain limited information.

Item 15. Recent Sales of Unregistered Securities.

      The Registrant was incorporated as an Ohio corporation on September 17, 2002. Following its incorporation, the Registrant issued 1,000 shares (without giving effect to the stock split effective in January 2003) of common stock to American Premier Underwriters, Inc., a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) and a $55 million promissory note in exchange for an initial cash investment and a transfer to Infinity of all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. The issuance was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) of such Act as a transaction by an issuer not including a public offering.

Item 16. Exhibits and Financial Statement Schedules.

      (a) Exhibits:

Exhibit
No.	Description

1.1**	Form of Underwriting Agreement for Infinity Equity Offering
1.2**	Form of Underwriting Agreement for Infinity Senior Note Offering
3.1**	Form of Amended and Restated Articles of Incorporation
3.2**	Regulations
4	Form of Senior Indenture
5*	Opinion of Keating, Muething & Klekamp, P.L.L.
10.1**	Form of Formation and Separation Agreement between American Financial Group, Inc. and Infinity
10.2**	Form of 2002 Stock Option Plan
10.3**	Form of Restricted Stock Plan
10.4**	Form of Reinsurance Agreement between Windsor Insurance Company, as Reinsurer, and Great American Insurance Company and Affiliates, as Reassured
10.5**	Agreement of Allocation of Payment of Federal Income Taxes dated May 13, 1974
10.6**	Form of Services Agreement between American Financial Group, Inc. and Infinity
10.7**	Form of Registration Rights Agreement between American Financial Group, Inc. and Infinity
10.8**	Investment Services Agreement between Infinity and American Money Management
10.9**	Employment Agreement for James R. Gober
10.10**	Reinsurance Agreement with Inter-Ocean Reinsurance Limited
10.11**	Form of Noncompetition Agreement
10.12**	Form of Tax Allocation Indemnification Agreement between American Financial Group, Inc. and Infinity
10.13**	Form of License Agreement between Great American Insurance Company and Infinity
10.14**	Reinsurance Agreements between Republic Indemnity Company of America and Infinity
10.15**	Reinsurance Cover Note with Inter-Ocean Reinsurance (Ireland) Limited
10.16**	Form of Lease between Great American Insurance Company and Infinity for property located at 14 East Fourth Street, Cincinnati, Ohio
10.17**	Form of Lease between Great American Insurance Company and Infinity for St. Louis, Missouri property
10.18**	Form of Sublease between Great American Insurance Company and Infinity for Windsor, Connecticut property
10.19**	Form of Sublease between Great American Insurance Company and Infinity for Maitland, Florida property
10.20**	Form of Sublease between Great American Insurance Company and Infinity for property located at 11353 Reed Hartman Highway, Cincinnati, Ohio
10.21**	Form of Sublease between Great American Insurance Company and Infinity for Parsippany, New Jersey property
10.22**	Form of Sublease between Great American Insurance Company and Infinity for Raleigh, North Carolina property
10.23**	Form of Sublease between Great American Insurance Company and Infinity for property located at 49 East Fourth Street, Cincinnati, Ohio
10.24**	Form of Sublease between Great American Insurance Company and Infinity for Exton, Pennsylvania property
12	Statement Regarding Calculation of Pro Forma Earnings to Fixed Charges
21**	Subsidiaries of the Registrant
23.1	Consent of Independent Auditors
23.2*	Consent of Keating, Muething & Klekamp, P.L.L. (contained in Exhibit 5)

Exhibit
No.	Description

24*	Powers of Attorney (contained in Signature Page)
25*	Statement of Eligibility of Trustee on Form T-1
99.1*	Consent of Thomas A. Hayes
99.2*	Consent of Ethan Jackson
99.3*	Consent of Gregory G. Joseph
99.4*	Consent of Gregory C. Thomas

(b)	Financial Statement Schedules:

VI Supplemental Information Concerning Property-Casualty Insurance Operations.

*	Previously filed.

**	Filed as exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-100459).

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Amendment No. 2 to Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on the 12th day of February, 2003.

INFINITY PROPERTY AND CASUALTY CORPORATION

By:	/s/ JAMES R. GOBER

James R. Gober
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ JAMES R. GOBER James R. Gober	Chief Executive Officer, President and Director (principal executive officer)	February 12, 2003

* Roger Smith	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	February 12, 2003

* Keith A. Jensen	Director	February 12, 2003

* Carl H. Lindner III	Director	February 12, 2003

*By: /s/ SAMUEL J. SIMON Samuel J. Simon	Attorney-in-Fact	February 12, 2003

NSA GROUP & PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE

SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS
THREE YEARS ENDED DECEMBER 31, 2001
(In Millions)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H		Column I	Column J	Column K

							Claims and
							Claim
							Adjustment
							Expenses
		Reserves for					Incurred		Amortization	Paid
	Deferred	Unpaid Claims					Related to		of Deferred	Claims
Affiliation	Policy	and Claims	Discount			Net			Policy	and Claim
with	Acquisition	Adjustment	Deducted in	Unearned	Earned	Investment	Current	Prior	Acquisition	Adjustment	Premiums
Registrant	Costs	Expenses	Column C	Premiums	Premiums	Income	Years	Years	Costs	Expenses	Written

NSA GROUP
2001	$40	$645 (a)	$—	$339 (b)	$916	$75	$762	$(10)	$161	$771	$738

2000	$84	$640 (a)	$—	$423 (b)	$1,043	$69	$941	$(25)	$193	$832	$1,074

1999					$944	$74	$759	$(29)	$177	$776	$941

PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE COMPANY
2001	$25	$116	$—	$81	$150	$—	$118	$4	$30	$112	$165

2000	$20	$106	$—	$66	$129	$—	$90	$4	$26	$106	$133

1999					$139	$—	$99	$(25)	$32	$106	$133

(a)	Grossed up for reinsurance recoverables of $37 million and $13 million at December 31, 2001 and 2000, respectively.

(b)	Grossed up for prepaid reinsurance premiums of $96 million and $1 million at December 31, 2001 and 2000, respectively.

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